      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 5, 1998

                                                 REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                               MAXTOR CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           3572                          77-0123732
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)       CLASSIFICATION NUMBER)            IDENTIFICATION NO.)

                              510 COTTONWOOD DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 432-1700
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               MICHAEL R. CANNON
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               MAXTOR CORPORATION
                              510 COTTONWOOD DRIVE
                           MILPITAS, CALIFORNIA 95035
                                 (408) 432-1700
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

             GREGORY M. GALLO, ESQ.                            ALAN L. BELLER, ESQ.
            DIANE HOLT FRANKLE, ESQ.                          RAYMOND B. CHECK, ESQ.
           JOSEPH B. HERSHENSON, ESQ.                   CLEARY, GOTTLIEB, STEEN & HAMILTON
        GRAY CARY WARE & FREIDENRICH LLP                        ONE LIBERTY PLAZA
              400 HAMILTON AVENUE                            NEW YORK, NEW YORK 10006
        PALO ALTO, CALIFORNIA 94301-1825                          (212) 225-2000
                 (650) 328-6561

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

=======================================================================================================================
                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF            AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
    SECURITIES TO BE REGISTERED          REGISTERED            PER SHARE            PRICE(2)         REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock ($0.01 par value).....        shares                  $              $575,000,000           $198,276
=======================================================================================================================

(1) Includes                shares which the Underwriters have the option to
    purchase to cover over-allotments, if any.

(2) Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) promulgated under the Securities Act.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED             , 1998
PROSPECTUS
                                                  SHARES

                                      LOGO
                                  COMMON STOCK
                            ------------------------

    Of the              shares of Common Stock, par value $0.01 per share (the
"Common Stock") of Maxtor Corporation ("Maxtor" or the "Company") offered
hereby,              shares are being offered by the U.S. Underwriters (as
defined) in the United States and Canada (the "U.S. Offering") and shares are being offered by the International Underwriters (as defined) in a concurrent offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share will be identical for the U.S. Offering and the International Offering. See "Underwriting." The closing of the International Offering is conditioned upon the closing of the U.S. Offering and vice versa. See "Underwriting."

    Of the              shares of the Common Stock offered hereby,
shares are being sold by the Company and              shares are being sold by
Hyundai Electronics America ("HEA" or the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by HEA. Upon completion of the Offerings, HEA, which is a majority-owned subsidiary of Hyundai Electronics Industries Co., Ltd. ("HEI"), a corporation organized under the laws of the Republic of Korea, will own
approximately   % (  % if the Underwriters' over-allotment options are fully exercised) of the outstanding shares of the Common Stock. See "Risk
Factors -- Control by and Dependence on HEA."

    Prior to the Offerings, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price will be between $         and $    per share. See "Underwriting" for
information relating to the factors considered in determining the initial public offering price. The Company intends to apply to have the Common Stock approved for quotation on the Nasdaq National Market under the proposed symbol
"             ."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================================
                                                         UNDERWRITING                                PROCEEDS TO
                                     PRICE TO           DISCOUNTS AND          PROCEEDS TO             SELLING
                                      PUBLIC            COMMISSIONS(1)          COMPANY(2)           STOCKHOLDER
---------------------------------------------------------------------------------------------------------------------
Per Share                               $                     $                     $                     $
---------------------------------------------------------------------------------------------------------------------
Total(3)                                $                     $                     $                     $
=====================================================================================================================

   (1) For information regarding indemnification of the Underwriters, see "Underwriting."

   (2) Before deducting expenses estimated at $         , payable by the
       Company.

   (3) The Company and the Selling Stockholder have granted the U.S. Underwriters and the International Underwriters 30-day options to
       purchase up to              and              additional shares of Common
       Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
       Stockholder will be $         , $         , $         and $         ,
       respectively. See "Underwriting."
                            ------------------------

    The shares of Common Stock are being offered by the several U.S. Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
      , 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001, or through the facilities of the Depository Trust Company.
                            ------------------------

SALOMON SMITH BARNEY
        HAMBRECHT & QUIST
                 LEHMAN BROTHERS
                          MERRILL LYNCH & CO.
                                  NATIONSBANC MONTGOMERY SECURITIES LLC
            , 1998

    Capitalized terms used in the summary on the following page have the meanings ascribed to such terms elsewhere in this Prospectus. References in this Prospectus to "Korea" are to the Republic of Korea. Certain technical terms used throughout this Prospectus are defined in the Glossary appearing immediately prior to the Consolidated Financial Statements at the end of this Prospectus. Maxtor is a registered trademark and the Maxtor logo, DiamondMax and Formula 4 are trademarks, of the Company. All other brand names and trademarks appearing in this Prospectus are the property of their respective holders.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors." Unless otherwise indicated herein, all information in this Prospectus: (i) assumes no exercise of the Underwriters' over-allotment options; (ii) has been adjusted to reflect the automatic conversion of each outstanding share of preferred stock of the Company into 0.5 of a share of Common Stock upon the closing of the Offerings; (iii) has been adjusted to reflect a 1-for-2 reverse stock split (the "Reverse Stock Split") to be effected prior to the Offerings; and (iv) assumes the authorization of 95.0 million shares of undesignated preferred stock upon the closing of the Offerings.

     Maxtor is a leading provider of hard disk drive storage products for desktop PC systems. The Maxtor DiamondMax product family consists of 3.5-inch form factor HDDs with storage capacities which range from approximately 2.1 GB to 11.5 GB. These products have a number of features including high speed interfaces for greater data throughput, a robust mechanical design for improved reliability, MR head technology and a DSP-based electronic architecture that, when combined, provide industry-leading benchmark performance. The DiamondMax 2880, introduced in February 1998, is Maxtor's fourth generation MR head drive, the fifth drive utilizing the Company's DSP-based electronic architecture, and the seventh drive based on the Company's Formula 4 mechanical architecture. The Company's customers are leading desktop PC OEMs, including Compaq, Dell and IBM; distributors, such as Ingram; and retailers, such as Best Buy and CompUSA.

     During the mid-1980s, the Company was a leading technology innovator in the HDD industry. Faced with intense competition, the Company pursued all major product segments in the HDD market, which added significant complexity to the business and caused the Company to delay or miss a number of key product introductions. This strategy led to the deterioration of the Company's overall financial condition which, in turn, led to the sale of a 40% stake in the Company to HEI and certain of its affiliates in 1994. In early 1996, HEA acquired the remaining publicly-held shares of the Company's Common Stock and shortly thereafter, HEA invested in renewed efforts to revitalize the Company. In July 1996, the Company hired Michael R. Cannon, its current Chief Executive Officer and President, a 20 year veteran of the HDD industry, to lead the turnaround of Maxtor. Mr. Cannon immediately took a number of steps to position the Company to become a significant provider of HDDs to leading desktop PC OEMs including improving product performance, quality, time-to-market entry, time-to-volume manufacturing, and refocusing the Company's sales and marketing effort.

     As a result, Maxtor's performance has improved significantly during a period of severe fluctuations in the overall HDD market. The Company's restructured manufacturing and product development processes as well as its cost competitiveness initiatives resulted in the Company achieving one of the fastest transitions in the industry from HDDs utilizing thin-film head technology to 100% use of MR head technology, while also achieving among the lowest selling, general and administrative costs as a percentage of revenues in the industry for the 1997 fiscal year and the first quarter of 1998. This manufacturing and development process also helped the Company increase its units shipped per quarter from 1.3 million units in the first quarter of 1997 to 3.5 million units in the first quarter of 1998, which resulted in Maxtor increasing its market share of the desktop HDD market in terms of quarterly unit shipments from 5.6% to 13.4%, according to IDC. The Company's refocused efforts on leading PC OEMs, such as Compaq, Dell and IBM, resulted in an increase in the Company's revenues from these PC OEMs from 6.5% of total revenue in the second quarter of 1996 to 51.8% in the first quarter of 1998. Cumulatively, these changes have led to significantly improved financial results. The Company's revenues grew by 122.5% from $247.0 million to $549.6 million during the first fiscal quarters of 1997 and 1998, respectively, while improving its gross margins from (2.9)% to 11.3% during the same period.

     According to IDC, the desktop PC market is the largest segment of the worldwide PC market, accounting for approximately 80% of global PC shipments in 1997. As a result, desktop PCs were the leading source of demand for HDDs, accounting for more than 75% of all HDD units shipped worldwide in 1997. PC OEMs, which compete in a market that is consolidating share among the top ten PC OEMs, accounted for greater than 50% of PC units shipped during 1997 and the first quarter of 1998. IDC forecasted, as of May

1998, that the desktop HDD market will grow from approximately 100 million units in 1997 to 185 million units in 2001, reflecting a compound annual growth rate of 16.6%.

     Maxtor seeks to be the dominant provider of HDDs to leading PC OEMs, distributors and retailers. Maxtor's strategy to achieve this goal includes the following elements: (i) effectively integrating new technology; (ii) leveraging design excellence; (iii) capitalizing on flexible manufacturing; (iv) increasing market share with leading PC OEMs; (v) maintaining customer satisfaction; and
(vi) broadening the Company's product portfolio.

     HEA owns all of the Company's Series A Preferred Stock and 99.9% of the total capital stock outstanding immediately prior to the Offerings; immediately
following the Offerings HEA will own approximately   % of the outstanding Common
Stock ( % if the Underwriters' overallotment options are exercised in full). Maxtor has received financial support from HEA and HEI, including cash advances and guarantees, since 1995 and has received the benefit of various contractual relationships as a subsidiary, including intellectual property licenses and supply arrangements from affiliates. Maxtor will not have the benefit of HEA financial support on many of these contractual relationships after it ceases to be a majority owned subsidiary of HEA. Maxtor currently is exploring alternatives to establish replacement credit facilities which will not require any support from HEA or any of its affiliates. There can be no assurance that Maxtor will be able to obtain replacement credit facilities or other contractual rights on similar terms to those currently in effect. In contemplation of the Offerings, Maxtor, HEA and HEI entered into certain agreements governing certain ongoing relationships between the parties. Conflicts of interest may arise from time to time in the future between the Company and HEA or its affiliates in a number of areas relating to their past and ongoing relationships.

                                 THE OFFERINGS

Common Stock offered by the Company:
  U.S. Offering.............................................               shares
  International Offering....................................               shares
                                                              ----------
          Total.............................................               shares
Common Stock offered by HEA:
  U.S. Offering.............................................               shares
  International Offering....................................               shares
                                                              ----------
          Total.............................................               shares
Common Stock outstanding after the Offerings(1)(2)..........               shares
Common Stock held by HEA immediately after the
  Offerings(2)..............................................               shares
Proposed Nasdaq National Market symbol......................

---------------
(1) Based on the number of shares outstanding as of             ,     . Excludes
                shares of the Common Stock issuable upon the exercise of options outstanding under the Company's 1996 Amended and Restated Stock Option Plan
    with a weighted average exercise price of $    per share. See
    "Management -- Benefit Plans," "Description of Capital Stock" and Notes 1 and 10 of Notes to Consolidated Financial Statements.

(2) Assumes no exercise of the Underwriters' over-allotment options.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the                shares
of Common Stock offered by the Company hereby are estimated to be approximately
$          approximately $          if the Underwriters' over-allotment options
are exercised in full), assuming an initial public offering price of $     per
share of Common Stock and after deducting the estimated underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the shares of Common Stock offered by the Selling Stockholder. Approximately $255.5 million of the net proceeds to the Company from the Offerings will be used to repay certain outstanding indebtedness, including accrued interest, of the Company. The remaining $
million of such net proceeds ($     million if the Underwriters' over-allotment
options are exercised in full) will be available for capital expenditures, working capital and general corporate purposes. Pending such uses, the net proceeds to the Company of the Offerings will be invested in investment-grade, interest-bearing securities. See "Use of Proceeds."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 7 for a discussion of certain factors that should be considered by potential investors.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                                 (IN MILLIONS)

                                                 NINE MONTHS                         THREE MONTHS ENDED
                                 YEAR ENDED         ENDED        YEAR ENDED     -----------------------------
                                  MARCH 30,     DECEMBER 28,    DECEMBER 27,      MARCH 29,       MARCH 28,
                                    1996           1996(1)          1997            1997            1998
                                -------------   -------------   -------------   -------------   -------------
                                                                                 (UNAUDITED)     (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenue.......................    $1,269.0         $ 798.9        $1,424.3         $247.0          $549.6
Gross profit (loss)...........        72.7           (90.0)           71.4           (7.1)           62.3
Total operating expenses......       182.0           148.5           168.8           41.5            64.0 (2
Loss from operations..........      (109.3)         (238.5)          (97.4)         (48.6)           (1.7)(2)
Interest expense..............       (11.8)          (18.1)          (36.5)          (7.9)           (8.8)
Net loss......................      (122.8)         (256.3)         (109.9)(3)      (55.0)          (10.3)(2)

                                                             THREE MONTHS ENDED
                                -----------------------------------------------------------------------------
                                  MARCH 29,       JUNE 28,      SEPTEMBER 27,   DECEMBER 27,      MARCH 28,
                                    1997            1997            1997            1997            1998
                                -------------   -------------   -------------   -------------   -------------
                                (UNAUDITED)      (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
QUARTERLY STATEMENT OF
  OPERATIONS DATA:
Revenue.......................    $  247.0         $ 283.1        $  392.2         $502.0          $549.6
Gross profit (loss)...........        (7.1)            2.8            21.5           54.2            62.3
Total operating expenses......        41.5            40.9            42.2           44.2            64.0 (2
Income (loss) from
  operations..................       (48.6)          (38.1)          (20.7)          10.0            (1.7)(2)
Interest expense..............        (7.9)           (8.7)          (10.9)          (9.0)           (8.8)
Net income (loss).............       (55.0)          (46.6)          (31.4)          23.1(3)        (10.3)(2)

                                                                    AT MARCH 28, 1998
                                                              -----------------------------
                                                                ACTUAL       AS ADJUSTED(4)
                                                              -----------    --------------
                                                              (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents...................................    $  13.3
Total assets................................................      634.6
Short-term borrowings, including current portion of
  long-term debt(5).........................................      131.2
Total current liabilities...................................      635.2
Long-term debt and capital lease obligations due after one
  year......................................................      219.3
Total stockholders' equity (deficit)........................     (219.9)

---------------
(1) The Company changed its fiscal year during the period ended December 28, 1996 to conform to its parent, HEA.

(2) Total operating expenses, loss from operations and net loss for the three months ended March 28, 1998 reflect a $14.7 million compensation charge related to the variable accounting features of the Company's 1996 Stock Option Plan (the "Option Plan"). Without such charge, the Company would have had total operating expenses of $49.3 million, income from operations of $13.0 million and net income of $4.4 million. The Option Plan has been amended and restated (referred to herein as the "Amended Plan") to remove the variable features and provide for fixed award options. See Note 10 of Notes to Consolidated Financial Statements.

(3) Includes recovery of a $20.0 million fully-reserved note from International Manufacturing Services, Inc. ("IMS").

(4) As adjusted to reflect the sale of                shares of the Common Stock
    offered by the Company hereby, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company; including repayment of $255.5 million of the Company's outstanding debt.

(5) Includes $55.0 million of short-term borrowings due to affiliates.

                                  RISK FACTORS

     This Prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. The statements contained in this Prospectus that are not purely historical, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or strategies regarding the future, are forward-looking statements. In this Prospectus, the words "anticipates," "believes," "expects," "intends," "future" and similar expressions also identify forward-looking statements. The Company makes these forward-looking statements based upon information available on the date hereof, and assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in this Prospectus as a result of certain factors including, but not limited to, those set forth in the following risk factors and elsewhere in this Prospectus. In addition to the other information in this Prospectus, prospective investors should consider carefully the following risk factors in evaluating the Company and its business before purchasing shares of Common Stock in the Offerings.

HISTORY OF OPERATING AND NET LOSSES; ACCUMULATED DEFICIT

     During each of the 19 consecutive quarters ended September 27, 1997, the Company incurred significant operating losses ranging from $125.5 million to $3.1 million per quarter, with net losses ranging from $130.2 million to $4.5 million, primarily as a result of delayed product introductions, product performance and quality problems, low manufacturing yields and under-utilization of manufacturing capacity, high operating expenses, and overall market conditions in the hard disk drive ("HDD") industry including fluctuations in demand and declining average selling prices ("ASPs"). As of March 28, 1998, the Company had an accumulated stockholders' deficit of approximately $783.3 million. While the Company achieved operating profits and positive net income for the quarter ended December 27, 1997, it recorded operating and net losses for the fiscal year ended December 27, 1997. The Company also recorded operating and net losses in the quarter ended March 28, 1998 due to a $14.7 million compensation expense related to the amendment and restatement of the Option Plan to remove variable features and provide fixed award options. There can be no assurance that the factors that led to the Company's history of operating losses have been overcome or that the Company will achieve profitability on either an operating or net income basis in any future quarterly or annual periods. Consequently, recent operating results should not be considered indicative of future financial performance. See "-- Expected Volatility of Stock Price; Absence of Current Trading Market for the Common Stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; AVERAGE SELLING PRICE EROSION; MANAGEMENT OF GROWTH

     The Company has experienced, and expects to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, the Company believes that period to period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. The Company's operating results may be subject to significant quarterly fluctuations as a result of a number of factors, including: (i) the Company's ability to be among the first-to-volume production with competitive products; (ii) fluctuations in HDD product demand as a result of the cyclical and seasonal nature of the personal computer ("PC") industry; (iii) the availability and extent of utilization of manufacturing capacity; (iv) unanticipated changes in product or customer mix; (v) entry of new competitors; (vi) the lengthy, complex and difficult process of qualifying the Company's products with its customers; (vii) cancellation or rescheduling of significant orders; (viii) deferrals of customer orders in anticipation of new products or enhancements; (ix) the impact of price protection measures and return privileges granted by the Company to certain distributors; (x) component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources; (xi) the availability of adequate capital resources; (xii) increases in research and development expenditures to maintain the Company's competitive position; (xiii) changes in the Company's strategy;
(xiv) personnel changes; and (xv) other general economic and competitive factors. Moreover, since a large portion of the Company's operating expenses, including rent, salaries, capital lease and debt payments and equipment depreciation, are relatively fixed and difficult to reduce or modify, the adverse effect of any decrease in revenue as a result of fluctuations in product demand or otherwise will be magnified by the fixed nature of such operating expenses and could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, the HDD industry is characterized by rapidly declining ASPs over the life of a product even for those products which are competitive and timely-to-market. The Company anticipates that this market characteristic will continue for the foreseeable future. In general, the ASP for a given product in the desktop HDD market decreases over time as increases in the supply of competitive products and cost reductions occur and as technological advancements are achieved. The rate of ASP decline accelerates when, as is currently the case in the HDD industry, some competitors lower prices to absorb excess capacity, liquidate excess inventories, restructure or attempt to gain market share. This continuing price erosion could have a material adverse effect on the Company's business, financial condition and results of operations in any given quarter.

     In July 1996, the Company began to modify its management and operational structures. Since the first quarter of 1997, the Company's timely introduction and volume production of competitive products has resulted in quarterly revenue growth. Such restructuring activities and revenue growth have placed and are expected to continue to place a significant strain on the Company's personnel and resources. The Company's ability to maintain the advantages of the restructuring and to manage future growth, if any, will depend on its ability to
(i) continue to implement and improve its operational, financial and management information and control systems on a timely basis; (ii) hire, train, retain and manage an expanding employee base; and (iii) maintain effective cost controls, all while being among the first-to-volume production with competitive products. The inability of the Company's management to maintain the advantages of the restructuring, to manage future growth effectively and to continue to be among the first-to-volume production with competitive products could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risks of Failed Execution; Changing Customer Business Models" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS OF FAILED EXECUTION; CHANGING CUSTOMER BUSINESS MODELS

     PC original equipment manufacturers ("OEMs"), which compete in a market that is consolidating market share among the top ten PC OEMs accounted for greater than 50% of the PC units shipped during 1997 and the first quarter of 1998. A majority of the Company's HDDs are sold to PC OEMs. The process of qualifying the Company's products with these PC OEM customers can be lengthy, complex and difficult. These PC OEMs use the quality, storage capacity and performance characteristics of HDDs to select their HDD providers. PC OEMs typically seek to qualify three or four providers for a given HDD product generation. To qualify consistently with PC OEMs and thus succeed in the desktop HDD industry, an HDD provider must consistently execute on its product development and manufacturing processes in order to be among the first-to-market entry and first-to-volume production at leading storage capacity per disk with competitive prices. Once a desktop PC OEM has chosen its qualified HDD vendors for a given PC product, it generally will purchase HDDs from those vendors for the life of that product. If a qualification opportunity is missed, the Company may not have another opportunity to do business with that PC OEM until the next generation of the Company's products is introduced. The effect of missing a product qualification opportunity is magnified by the limited number of high volume PC OEMs. Failure to reach the market on time or to deliver timely volume production usually results in significantly decreased gross margins due to rapidly declining ASPs and dramatic losses in market share. Failure to obtain significant PC OEM customer qualifications for new or existing products in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to developing and qualifying new products, the Company must address the increasingly changing and sophisticated business needs of its customers. For example, desktop PC OEMs and other PC suppliers are starting to adopt build-to-order manufacturing models which reduce their component inventories and related costs and enable them to tailor their products more specifically to the needs of their customers. Various PC OEM customers also are considering or have implemented a "channel assembly" model in which the PC OEM ships a minimal computer system to the dealer or other assembler, and component suppliers (including HDD manufacturers such as the Company) ship parts directly to the dealer or other assembler for installation at its location. Finally, certain PC suppliers have adopted just-in-time inventory management processes which require component suppliers to maintain inventory at or near the PC supplier's production facility. Together, these changing models increase the Company's capital requirements and costs, complicate the Company's inventory management strategies, and make it more difficult to match manufacturing plans with projected customer demand, thereby increasing the risk of inventory obsolescence and ASP erosion as a result of later shipments to customers. The Company's failure to manage its manufacturing output or inventory in response to these new customer demands and other similar demands that may arise in the future as customers further change their ordering and assembly models could lead to a decline in the demand for the Company's products and a loss of existing or potential new customers and could have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Customer Concentration," "-- Transition to and Dependence on Information Systems; Year 2000 Problem," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Industry Background -- HDD Market Challenges," "-- Customers and Sales Channels" and "-- Sales and Marketing."

HIGHLY COMPETITIVE INDUSTRY

     Although the Company's share of the desktop HDD market has increased steadily since the first quarter of 1997, this market segment and the HDD market in general are intensely competitive and characterized by rapid technological change, rapid rates of product and technology obsolescence, changing customer requirements, dramatic shifts in market share and significant erosion of ASPs. Consequently, there can be no assurance that the Company will be able to improve on, or prevent the erosion of, the Company's present share of the desktop HDD market.

     The Company presently competes primarily with manufacturers of 3.5-inch HDDs, including Fujitsu Limited ("Fujitsu"), Quantum Corporation ("Quantum"), Samsung Company Limited ("Samsung"), Seagate Technology, Inc. ("Seagate") and Western Digital Corporation ("Western Digital"), many of which have a larger share of the desktop HDD market than the Company. Other companies, such as International Business Machines Corporation ("IBM"), will be significant competitors of the Company in one or more of the markets into which the Company plans to expand its product portfolio, and could be significant competitors of the Company in its current market should they choose to commit significant resources to providing HDDs for the desktop HDD market.

     Most of the Company's competitors offer a broader array of product lines and have significantly greater financial, technical, manufacturing and marketing resources than the Company. Unlike the Company, certain of the Company's competitors manufacture a significant number of the components used in their HDDs and thus may be able to achieve significant cost advantages over the Company. Certain competitors have preferred vendor status with many of the Company's customers, extensive marketing power and name recognition, and other significant advantages over the Company. In addition, such competitors may determine, for strategic reasons or otherwise, to consolidate, lower the prices of their products or bundle their products with other products. The Company's competitors have established and may in the future establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. New competitors or alliances could emerge and rapidly acquire significant market share.

     The Company believes that important competitive factors in the HDD market are quality, storage capacity, performance, price, time-to-market entry, time-to-volume production, PC OEM product qualifications, reliability, and technical service and support. The failure of the Company to develop and market products that compete successfully with those of other suppliers in the HDD market would have a material adverse effect on the Company's business, financial condition and results of operations.

FLUCTUATION IN PRODUCT DEMAND; FOCUS ON SINGLE MARKET

     The Company presently offers a single product family which is designed for the desktop PC segment of the HDD industry. The demand for the Company's HDD products is therefore dependent to a large extent on the overall market for desktop PCs which, in turn, is dependent on PC life cycles, demand by end-users for increased PC performance and functionality at lower prices (including increased storage capacity), availability of substitute products, including laptop PCs, and overall foreign and domestic economic conditions. The desktop PC and HDD markets are characterized by periods of rapid growth followed by periods of oversupply, and by rapid price and gross margin erosion. This environment makes it difficult for the Company and its desktop PC OEM customers to reliably forecast demand for the Company's products. The Company does not enter into long-term supply contracts with its desktop PC OEM customers, and such customers often have the right to defer or cancel orders with limited notice and without significant penalty. If demand for desktop PCs falls below the customers' forecasts, or if customers do not manage inventories effectively, they may cancel or defer shipments previously ordered from the Company. Moreover, while there has been significant growth in the demand for desktop PCs over the past several years, according to International Data Corporation ("IDC"), the growth rate in the desktop PC market has slowed in recent quarters. Because of the Company's reliance on the desktop segment of the PC market, the Company will be more strongly affected by changes in market conditions for desktop PCs than would a company with a broader range of products. Any decrease in the demand for desktop PCs could lead in turn to a decrease in the demand for the Company's HDD products, which would have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Customer Concentration" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Although the desktop PC segment is currently the largest segment of the HDD market, the Company believes that over time, market demand may shift to other market segments that may experience significantly faster growth. In addition, the Company believes that to remain a significant provider of HDDs to major PC OEMs, the Company will need to offer a broader range of HDD products for the existing and new product categories of its OEM customers. For these reasons, the Company will need to develop and manufacture new products which address additional HDD market segments and emerging technologies to remain competitive in the HDD industry. Examples of potentially important market segments that the Company's current products are not positioned to address include: (i) the client-server market, which may continue to grow in part as a result of the emerging market trend toward "network computers" (which utilize central servers for data storage and thereby reduce the need for desktop storage); (ii) lower cost (typically below $1,000), lower performance PC systems principally for the consumer marketplace; and (iii) laptop PCs. Significant technological innovation and re-engineering will be required for the Company to produce products that effectively compete in these and other new or growing segments of the HDD market, and there can be no assurance that the Company will be able to design or produce such new products on a timely or cost-effective basis, if at all, while maintaining the required product quality or that such products or other future products will attain market acceptance. Certain of the Company's competitors have significant advantages over the Company in one or more of these and other potentially significant new or growing market segments.

RAPID TECHNOLOGICAL CHANGE AND PRODUCT DEVELOPMENT

     The HDD industry is characterized by rapid technological change, rapid rates of product and technology obsolescence, changing customer requirements, dramatic shifts in market share and significant erosion of ASPs, any of which may render the Company's products obsolete. The Company's future results of operations will depend on its ability to enhance current products and to develop and introduce volume production of new competitive products on a timely and cost-effective basis. To succeed, the Company also must keep pace with and correctly anticipate technological developments and evolving industry standards and methodologies.

     Both in the desktop HDD market for which the Company's current products are designed and in any other HDD market segments in which the Company may compete in the future, advances in magnetic, optical or other technologies, or the development of entirely new technologies, could result in the creation of competitive products that have better performance and/or lower prices than the Company's products. Examples of such new technologies include "giant magneto-resistive" ("GMR") head technology (which already has been introduced by IBM and which Western Digital reportedly will use in its products pursuant to an agreement with IBM) and optically-assisted recording technologies (which currently are being developed by companies such as TeraStor Corporation and Seagate). Currently, the Company intends to incorporate GMR head technology into future products and is evaluating the various approaches to and timing of such a transition. The Company has decided not to pursue optically-assisted recording technologies at this time.

     There can be no assurance that the Company's existing markets will not be eroded by technological developments; that the Company will be successful in developing, manufacturing and marketing product enhancements or new products that respond to and anticipate technological change, such as the transition to GMR head technology, and changing customer requirements; or that its new products and product enhancements will be introduced or manufactured in volume on a timely basis and will adequately meet the requirements of the marketplace and achieve any significant degree of market acceptance. Inability to introduce or achieve volume production of competitive products on a timely basis has in the past and could in the future have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     Unlike some of its competitors, the Company does not manufacture any of the components used in its HDDs, including key components such as heads, disks and printed circuit boards ("PCBs"). The Company's product development process therefore involves incorporating components designed by and purchased from third party suppliers. As a consequence, the success of the Company's products is in great part dependent on the Company's ability to gain access to and integrate components which utilize leading-edge technology. The successful management of these integration projects depends on the timely availability and quality of key components, the availability of appropriately skilled personnel, the ability to integrate different products from a variety of vendors effectively, and the management of difficult scheduling and delivery problems. There can be no assurance that the Company will be able to manage successfully the various complexities encountered in integration projects. The Company's success will depend in part on its relationships with key component suppliers, and there can be no assurance that such relationships will develop, that the Company will identify the most advantageous suppliers with which to establish such relationships, or that existing or future relationships with component suppliers will continue for any significant time period. See "-- Dependence on Suppliers of Components and Sub-Assemblies," "Business -- Product Development/Technology" and "-- Products."

TRANSITION TO AND DEPENDENCE ON INFORMATION SYSTEMS; YEAR 2000 PROBLEM

     The Company is preparing to implement a new enterprise-wide information system provided by SAP, AG (the "SAP System"), in the third quarter of 1998. The SAP System is designed to automate more fully the Company's business processes and will affect most of the Company's functional areas including, without limitation, finance, procurement, inventory control, collections, order processing and manufacturing, and its implementation will require certain upgrades in the Company's existing computer hardware systems. Historically, there have been substantial delays in implementation of such systems at other companies. Unlike most companies, which implement new information systems in stages over time, the Company has chosen to install and activate the SAP System across most functional areas of the Company simultaneously. The Company believes it is among the first to undertake such a broad, simultaneous implementation of the SAP System. This approach may substantially increase the risk of delay or failure in the SAP System's implementation. Implementation of the SAP System will be complex, expensive and time intensive and its successful implementation could be adversely affected by various factors including: (i) any failure to provide adequate training to employees; (ii) any failure to retain skilled members of the implementation team or to find suitable replacements for such personnel; (iii) the scope of the implementation plan being expanded by unanticipated changes in the Company's business; (iv) any inability to extract data from the Company's existing information system and convert that data into a format that can be accepted by the SAP System; (v) any failure to devise and run appropriate testing procedures that accurately reflect the demands that will be placed on the SAP System following its implementation; and (vi) any failure to develop and implement adequate fall-back procedures in the event that difficulties or delays arise during the initial start-up phase of the SAP System.

     In connection with the implementation of the SAP System, the Company may experience functional and performance problems, including problems relating to the SAP System's response time and data integrity. In addition, resolution of any such problems could entail additional costs. Moreover, as a result of the Company's simultaneous implementation approach, the Company will not have an operational backup information system in the event of a failure of the SAP System. There can be no assurance that the Company will be able to implement the SAP System successfully on a timely and cost effective basis or that the SAP System will not fail or prove to be unsuitable for the Company's needs. The inability of the Company to implement or resolve problems with the SAP System in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations. No amounts have been accrued in the Company's Consolidated Financial Statements included elsewhere in this Prospectus for any probable expenses or lost revenue that could result from problems in implementing the SAP System.

     Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. Beginning in the year 2000, these date code fields will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, in less than two years, computer systems and/or software used by many companies, including Maxtor, will need to be upgraded to comply with such "Year 2000" requirements. Because of the Company's change in its fiscal year end in 1996, the Company's current information systems will need to be upgraded by January 1999 to avoid Year 2000 problems. While the SAP System is expected to resolve this potential problem, there can be no assurance that the SAP System can be implemented successfully and on a timely basis. Moreover, the Company could be adversely impacted by Year 2000 issues faced by major distributors, suppliers, customers, vendors and financial service organizations with which the Company interacts. Any disruption in the Company's operations as a result of Year 2000 noncompliance, whether by the Company or a third party, could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Control by and Dependence on HEA," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Certain Transactions."

DEPENDENCE ON AND INTEGRATION OF KEY PERSONNEL; HIRING ADDITIONAL SKILLED PERSONNEL

     The Company's success depends upon the continued contributions of its key management, engineering and other technical personnel many of whom, and in particular Michael R. Cannon, the Company's President and Chief Executive Officer, would be extremely difficult to replace. The Company does not have employment contracts with any of its key personnel other than Mr. Cannon; Paul
J. Tufano, its Vice President, Finance and Chief Financial Officer; William F. Roach, its Senior Vice President, Worldwide Sales and Marketing; Phillip C. Duncan, its Vice President, Human Resources; and K.H. Teh, its Vice President, Worldwide Manufacturing. Furthermore, the Company does not maintain key person life insurance on any of its personnel. In addition, the majority of the Company's senior management and a significant number of its other employees have been with the Company for less than two years. The Company's inability to retain its existing personnel and effectively manage the integration of new personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

     To maintain its current market position and support future growth, the Company will need to hire, train, integrate and retain significant numbers of additional highly skilled managerial, engineering, manufacturing, sales, marketing, support and administrative personnel. Competition worldwide for such personnel is extremely intense, and there can be no assurance that the Company will be able to attract and retain such additional personnel. The Company believes that certain competitors recently have made targeted efforts to recruit personnel from the Company, and such efforts have resulted in the Company losing some skilled managers. There can be no assurance that such personnel losses will not continue or increase in the future. Delays in hiring or the inability to hire, train, integrate or retain required personnel, particularly engineers, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, companies in the HDD industry whose employees accept positions with competitive companies frequently claim that their competitors have engaged in unfair hiring practices. There can be no assurance that the Company will not receive such claims in the future as it seeks to hire qualified personnel or that such claims will not involve the Company in litigation. The Company could incur substantial costs in defending itself against any such claims, regardless of their merits. See
"Business -- Employees" and "Management -- Directors and Executive Officers."

CONTROL BY AND DEPENDENCE ON HEA

     Upon completion of the Offerings, HEA will own approximately      % (     %
if the Underwriters' over-allotment options are exercised in full) of the shares of the outstanding Common Stock. Accordingly, HEA will be able to elect a majority of the Board of Directors of the Company (the "Board"), to cause or prevent a change of control of the Company, to control major decisions of corporate policy and to determine the outcome of any major transaction or other matter submitted to the Company's stockholders or directors, including borrowings, issuances of Common Stock and other securities of the Company, the declaration and payment of any dividends on Common Stock, potential mergers or acquisitions involving the Company, amendments to the Company's Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate of Incorporation") and Bylaws and other corporate governance issues. Stockholders other than HEA therefore are likely to have little or no influence on decisions regarding such matters. HEA and the Company have entered into a Stockholder Agreement under which the Company has granted HEA certain rights to require the Company to register HEA's shares of Common Stock and the right to nominate members of the Board so long as ownership by HEA and certain of its affiliates is between 50% and 10% of the outstanding voting securities of the Company. In the Stockholder Agreement, HEA has agreed to maintain at least two disinterested directors on the Board so long as HEA is a majority stockholder, and has agreed to certain restrictions on HEA's right to solicit proxies, to acquire additional shares of Common Stock and to compete with the Company, but has the right to maintain its ownership interest at 30% through 2000.

     Conflicts of interest may arise from time to time between the Company and HEA or its affiliates in a number of areas relating to their past and ongoing relationships, including potential competitive business activities, corporate opportunities, tax matters, intellectual property matters, indemnity agreements, registration rights, sales or distributions by HEA of all or any portion of its ownership interest in the Company or HEA's ability to control the management and affairs of the Company. There can be no assurance that HEA and the Company will be able to resolve any potential conflict or that, if resolved, the Company would not receive more favorable resolution if it were dealing with an unaffiliated party. The Company's Amended and Restated Certificate of Incorporation specifies certain circumstances in which a transaction between the Company and HEA or an affiliated entity will be deemed fair to the Company and its stockholders, and prescribes guidelines under which HEA and its affiliates will be deemed not to have breached any fiduciary duty or duty of loyalty to the Company, or to have usurped a corporate opportunity available to the Company, if specified conditions are met.

     HEI served as guarantor for Company borrowings under various credit facilities from August 1995 through June 1998. At March 28, 1998, aggregate indebtedness guaranteed by HEI was $170.0 million. Due to the economic conditions in Korea and significant recent devaluation of the Korean won versus the U.S. dollar, HEI's reported financial condition as of year-end 1997 was not in compliance with certain financial covenants applicable to HEI as guarantor under such credit facilities, and such non-compliance constituted a default under such credit facilities and also (through a cross-default clause) under a demand credit facility with $30.0 million outstanding principal amount as of March 28, 1998 that is not guaranteed. This non-compliance by HEI was waived by the lending banks in June 1998 in exchange for the replacement of Hyundai Heavy Industries Co., Ltd. ("HHI"), a partial owner of HEA, becoming the guarantor and an increase in pricing to reflect borrowing rates based on HHI's current credit rating. This waiver is subject to closing all the related documentation. The Company has closed the waiver agreements with respect to $160.0 million of the Bank Debt now guaranteed by HHI. The Company believes that it will be able to obtain a waiver for the remaining $10.0 million of the bank debt and the remaining cross-default under the $30.0 million demand facility. As a subsidiary of HEA, the Company has the benefit of a letter of support from HEI under which HEI agrees to provide sufficient financial support to ensure that the Company will continue as a going concern. Following the Offerings, the Company will no longer have the benefit of the support letter. The Company intends to use a portion of the proceeds of the Offerings to pay down in full all outstanding amounts under each such credit facility as well as the $55.0 million owed to HEA, and thereafter to obtain replacement credit facilities that do not depend on Hyundai entity guarantees. However, there can be no assurance that the Company will be able to do so, or, if the Company does not do so, that defaults will not occur in the future under the Company's existing credit agreements as a result of conditions involving HEI and its affiliates.

     HEA could decide to sell or otherwise dispose of all or a portion of its shares of Common Stock at some future date, and there can be no assurance that HEI or HEA will maintain any past or future relationships or arrangements with the Company following any transfer by HEA of a controlling or substantial interest in the Company or that other holders of Common Stock will be allowed to participate in such transaction. Sales by HEA of substantial amounts of the Common Stock in the public market could adversely affect prevailing market prices for the Common Stock.

     Since 1996, the Company has been a member of the HEA U.S. consolidated tax group for U.S. federal income tax purposes. Certain material tax consequences result from such affiliation. See "-- Certain Tax Risks."

     HEI and IBM are parties to a patent cross license agreement (the "IBM License Agreement"), under which HEI and its subsidiaries, including the Company, are licensed with respect to certain IBM patents. HEI is required under the IBM License Agreement to pay IBM a license fee, payable in installments through 2007. HEI has entered into a sublicense with the Company (the "Sublicense Agreement") pursuant to which the Company is obligated to pay IBM a portion of the license fee otherwise due from HEI under the IBM License Agreement, payable in annual installments, when such amounts are due from HEI to IBM under the IBM License Agreement. Under the IBM License Agreement, if Maxtor ceases to be a majority-owned subsidiary of HEA, the Company can obtain a royalty-free license under the same terms from IBM upon the request of HEI and the Company and the fulfillment of certain conditions. Pursuant to the Sublicense Agreement, HEI has agreed to cooperate to obtain such a license for the Company once the Company ceases to be a majority-owned subsidiary, and the Company has agreed to continue to pay IBM the Company's allocated portion of the license fee following the grant of such a license from IBM. HEI and the Company have indemnified each other for certain liabilities arising from their acts or omissions relating to the IBM License Agreement.

     As discussed more fully above in "-- Transition to and Dependence on Information Systems; Year 2000 Problem," the Company is preparing to implement a new enterprise-wide information system provided by SAP, AG. The Company's rights to this new information system are governed by a license agreement between Hyundai Information Technology Co., Ltd. ("HIT"), an affiliate of HEI, and SAP, which provides that the Company will have the right to use existing releases so long as the Company remains an affiliate of HIT. The Company currently is discussing with SAP the terms under which the Company could obtain a direct license with SAP. In the event the Company is no longer a majority-owned subsidiary of HEA and is not able to obtain a direct license with SAP, the Company will not be entitled to receive new releases of SAP's information system software or expand the system for other functions. As a result, the Company would not be able to effectively utilize its new information system in the future, which would have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Transition to and Dependence on Information Systems; Year 2000 Problem," "-- Risks Associated with Leverage," "-- Single Manufacturing Facility; Future Need for Additional Capacity," "-- Expected Volatility of Stock Price; Absence of Current Trading Market for the Common Stock," "-- Shares Eligible for Future Sale," "Relationship Between the Company and Hyundai," "Business -- Intellectual Property," "Certain Transactions" and "Shares Eligible for Future Sale."

CERTAIN TAX RISKS

     Due to the Company's operating losses, its net operating loss carry forward and its favorable tax status in Singapore, the Company's tax expense has represented only a small percentage of the Company's expenses. The Company's foreign and U.S. tax liability could increase substantially in future periods if the Company attains profitability.

     In December 1997 the Company's Singapore subsidiary, Maxtor Peripherals (S) Pte. Ltd ("Maxtor Singapore"), was granted pioneer tax status in Singapore, thus exempting it from paying Singapore income taxes until June 30, 2003, subject to the satisfaction of certain conditions. Maxtor Singapore is eligible for up to two additional two-year extensions of this pioneer tax status, subject to the satisfaction of the certain additional conditions. There can be no assurance that Maxtor Singapore will be able to satisfy or, if satisfied to maintain compliance with, the required conditions. If Maxtor Singapore is unable to satisfy and maintain compliance with the required condition and is unable to obtain a waiver of any such failure, it would lose its pioneer tax status, or would be ineligible for such extensions, which could have a material adverse effect on the Company's business, financial condition or results of operations.

     Since 1996, the Company has been a member of the HEA U.S. consolidated tax group for U.S. federal income tax purposes (the "HEA Tax Group"). On December 27, 1997, for federal income tax purposes, the Company had net operating loss ("NOL") carryforwards of approximately $616.7 million and tax credit carryforwards of approximately $18.8 million which will expire beginning in fiscal year 1999. Prior to the closing of the Offerings and the resulting deconsolidation of the Company from the HEA Tax Group, the Company intends to cause its Singapore subsidiary to pay a dividend which will utilize a substantial portion of the Company's NOL carryforwards. In addition, a substantial portion of the NOL carryforwards will be utilized by the HEA Tax Group for the 1998 tax year. As a result, after the Offerings, there will be a significant reduction in the NOL carryforward available to the Company for federal income tax purposes. Utilization and payment for the Company's NOL carryforwards by the HEA Tax Group is governed by a Tax Allocation Agreement among the Company, HEA and certain other affiliates of HEA, as amended (the "Tax Allocation Agreement"). Under the Tax Allocation Agreement, the Company is not reimbursed for utilization of any portion of the Company's NOL carryforwards or other tax attributes by other members of the HEA Tax Group.

     As a result of the Company's acquisition by HEA, utilization of approximately $253.0 million of the Company's NOL carryforwards and the deduction equivalent of approximately $18.3 million of tax credit carryforwards is limited to approximately $22.4 million per year. If, as is expected, investors acquire more than 50% of the Company's outstanding Common Stock in the Offerings, then the amount of the Company's U.S. federal taxable income for any tax year ending after the date of the Offerings which may be offset by the Company's NOL carryforwards remaining after deconsolidation will be limited to an amount equal to the value of the Common Stock immediately before the ownership change multiplied by the long-term tax exempt rate then in effect (e.g., 5.15% for ownership changes occurring during June 1998).

     During the period that the Company is a member of the HEA Tax Group, the Company and its subsidiaries have filed or will file tax returns as part of the HEA Tax Group. After the Offerings, the Company will cease to be a member of the HEA Tax Group. However, the Company will remain liable for tax deficiencies of the entire HEA Tax Group which relate to the period during which the Company was a member of the HEA Tax Group. Although the Company believes that the HEA Tax Group will satisfy all tax obligations for such periods, there can be no assurance that all such obligations will be satisfied or that additional liabilities will not be assessed for such periods. The Company has agreed to indemnify and reimburse HEA if any member of the HEA Tax Group is required to pay any tax, interest or penalty to any taxing authority related to any additional Company separate tax return liability and if there is any additional consolidated or combined tax return liability resulting from revisions to the Company's taxable income. HEA has agreed to indemnify and reimburse the Company if the Company or any of its subsidiaries is required to pay any tax, interest or penalty to any taxing authority related to any separate tax return of any member of the HEA Tax Group other than the Company or its subsidiaries, and if the Company or any of its subsidiaries is required to pay to any taxing authority any amount in excess of the Company's share of the consolidated or combined tax return liability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Tax Matters."

RISKS ASSOCIATED WITH LEVERAGE

     The Company historically has operated with significant amounts of debt as compared to its equity. At March 28, 1998, the Company had outstanding $350.5 million in principal amount of indebtedness. In the first quarter of 1998 and for the calendar years ended December 31, 1997 and 1996, the Company's payments under long-term debt agreements were $11.3 million, $26.5 million and $13.4 million, respectively (including interest payments of $6.3 million, $26.5 million and $13.4 million, respectively). Following the expected application of the estimated net proceeds to the Company of the Offerings to repay a portion of the Company's debt and planned repayments of debt after March 28, 1998 as well as prior to the Offerings, the Company will continue to have at least $95.6 million in principal amount of indebtedness outstanding, including $5.3 million of short-term borrowings and current portions of long-term debt. The Company also has an asset securitization program under which the Company sells its accounts receivable on a non-recourse basis. At March 28, 1998, $100.0 million of accounts receivable was securitized under the program. Continuance of the program is subject to certain conditions, including a condition that all of the long-term public senior debt securities of Hyundai Heavy Industries ("HHI") not fall below a specified rating. In addition, the securitization program remains subject to certain conditions related to obtaining a performance guarantee from HHI of the obligations of the Company and one of its affiliates under the securitization program. The Company must satisfy these conditions subsequent by June 14, 1998 and presently believes that it will be able to satisfy these conditions. The Company currently is exploring alternatives to establish a replacement asset securitization program and/or credit facilities which will not require any support from any affiliate of HEA. The Company believes it will be able to obtain such an asset securitization program and/or credit facility. Failure of the Company to satisfy these conditions or to obtain alternative financing, would have a material adverse effect on the Company's business, financial condition and results of operations.

     Following the Offerings, the Company will continue to be subject to the risks associated with leverage, which include: (i) principal and interest repayment obligations which require the expenditure of substantial amounts of cash, the availability of which will be dependent on the Company's future performance; (ii) the inability to repay principal or interest when due or violation of loan covenants, which could result in a default on the debt, acceleration of its principal amount and legal actions against the Company; and
(iii) adverse effects of interest expense on the Company's business, financial condition and results of operations. See "-- Control By and Dependence on HEA," "-- Single Manufacturing Facility; Future Need for Additional Capacity,"
"-- Need for Additional Capital," "Relationship Between the Company and Hyundai," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions."

SINGLE MANUFACTURING FACILITY; FUTURE NEED FOR ADDITIONAL CAPACITY

     The Company's volume manufacturing operations currently are based in a single facility in Singapore. A fire, flood, earthquake or other disaster or condition affecting the Company's facility could disable such facility. Any damage to, or condition interfering with the operation of, the Company's manufacturing facility could have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates that it may need additional manufacturing capacity as early as the beginning of the year 2000. In anticipation of that need, in the summer of 1997, HEI began construction of the Dalian Facility, a 450,000 square foot manufacturing facility in Dalian, China for the purpose of making additional manufacturing capacity available to Maxtor. The Dalian Facility is only partially completed and construction is continuing at a reduced pace. HEI has expended approximately $23.0 million on the construction to date. An additional estimated $60.0 million investment will be required to complete the Dalian Facility to the point where manufacturing lines can be installed, and an estimated additional $25.0 million of machinery and equipment will be required to make the facility ready for its initial phase of operation. The Company and HEI have agreed to discuss the terms under which the Dalian Facility will be completed and by which the Company would either buy or lease the Dalian Facility from HEI, and the Company intends to utilize the Dalian Facility if acceptable terms can be agreed upon. There can be no assurance that the Company will be able to successfully negotiate any such agreement with HEI or that the Dalian Facility will be completed by the time Maxtor requires additional capacity. The terms of any agreement with regard to the Dalian Facility is subject to the approval of the Affiliated Transactions Committee of the Board. Moreover, any such agreement would be conditioned on the transfer of HEI's business license for the Dalian Facility and the transfer of HEI's tax holiday status and other regulatory concessions in Dalian to the Company. If the Company is unable to reach agreement with HEI on acceptable terms or obtain the tax holiday status and other regulatory concessions and the applicable business license, the Company may need to acquire additional manufacturing capacity at other sites. In addition to the Dalian Facility, the Company currently is investigating other manufacturing facilities within Asia. Although the Company believes that alternative manufacturing facilities will be available, a failure by the Company to obtain, on a timely basis, a facility or facilities which allow the

Company to meet its customers' demands will limit the Company's growth and could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Need for Additional Capital," "-- Single Manufacturing Facility; Future Need for Additional Capacity," "-- Dependance on International Operation; Risks from International Sales,"
"Business -- Manufacturing," "Management Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Certain Transactions."

     The Company is experiencing space constraints at its Longmont, Colorado facility and is negotiating to obtain a lease on a new facility in the Longmont area. There can be no assurance that the Company will be able to obtain a lease for a facility that can accommodate its needs for additional space or that, if obtained, such lease will have terms at least as favorable as the terms governing its current lease. See "-- Control By and Dependence on HEA," "-- Need for Additional Capital," "Dependence on International Operations; Risks of International Sales," "Relationship Between the Company and Hyundai," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Facilities."

NEED FOR ADDITIONAL CAPITAL

     The HDD industry is capital intensive. The Company will require substantial additional working capital to fund its business. The Company's future capital requirements will depend on many factors, including the rate of sales growth, if any, the timing and extent of spending to support facilities upgrades and product development efforts, the timing and size of business or technology acquisitions, the timing of introductions of new products and enhancements to existing products. Any future equity financing will decrease existing stockholders' percentage equity ownership and may, depending on the price at which the equity is sold, result in significant economic dilution to such stockholders. Moreover, in connection with future equity offerings, the Company may issue preferred stock with rights, preferences or privileges senior to those of the Common Stock. Upon the closing of the Offerings, the Company intends to seek a line of credit, which may be used from time-to-time to fund the Company's capital requirements. The Company has no commitments or arrangements to obtain any additional funding, including the contemplated line of credit, and there can be no assurance that any required financing of the Company will be available on acceptable terms, when needed, if at all. The unavailability of, or delays in obtaining, any necessary financing could prevent or delay the continued development and marketing of the Company's products and may require curtailment of various operations of the Company. See "-- Control by and Dependence on HEA," "-- Risks Associated with Leverage," "-- Single Manufacturing Facility; Future Need for Additional Capacity," "Relationship Between the Company and Hyundai," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Certain Transactions."

CUSTOMER CONCENTRATION

     The Company focuses its marketing efforts on and sells its HDDs to a limited number of PC OEMs, distributors and retailers. During the quarter ended March 28, 1998, two customers, Dell Computer Corporation ("Dell") and IBM, accounted for approximately 25% and 18%, respectively, of the Company's revenue, and the Company's top ten customers accounted for approximately 74% of the Company's revenue. During the fiscal year ended December 27, 1997, two PC OEM customers, Compaq Computer Corporation ("Compaq") and Dell accounted for approximately 21% and 10%, respectively, of the Company's revenue, and the Company's top ten customers accounted for approximately 60% of the Company's revenue. During the fiscal year ended December 28, 1996, one customer, SED International Holdings, Inc. ("SED"), a distributor, accounted for approximately 11% of the Company's revenue and the Company's top ten customers accounted for approximately 68% of the Company's revenue. During the fiscal year ended March 30, 1996, while no customer accounted for more than 10% of the Company's revenue, the Company's top ten customers accounted for approximately 51% of the Company's revenue.

     The Company anticipates that a relatively small number of customers will continue to account for a significant portion of its revenue for the foreseeable future, and that the proportion of its revenue derived from such customers may continue to increase in the future. The ability of the Company to maintain strong relationships with its principal customers, including in particular its PC OEM customers, is essential to the ongoing success and profitability of the Company. Although the Company believes its relationships with key customers generally are good, in order to maintain its customer relationships, particularly with PC OEMs, the Company must be among the first to volume production with competitive products. The concentration of sales in a relatively small number of major customers represents a business risk that loss of one or more accounts, or a decrease in the volume of products sold to such accounts, could have a material adverse effect on the Company's business, financial condition and results of operations.

     Due to the intense competition in the HDD market, customers may choose from various suppliers and therefore can make substantial demands on their chosen suppliers. The Company's customers generally are not obligated to purchase any minimum volume and generally are able to terminate their relationship with the Company at will. Consequently, major customers have significant leverage over the Company and may attempt to change the terms, including pricing and delivery terms, upon which the Company sells its products. Moreover, as the Company's PC OEM, distributor and retail customers are pressured to reduce prices in response to competitive factors, the Company may be required to reduce the prices of its products before it knows how, or if, internal cost reductions can be obtained. If the Company is forced to change the terms, including pricing, upon which the Company sells its products or is unable to achieve required cost reductions in connection with reductions in the prices of its products, the Company's operating margins could decline and such decline could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Risks of Failed Execution; Changing Customer Business Models,"
"- Fluctuation in Product Demand; Focus on a Single Market," "-- Dependence on International Operations, Risks from International Sales," "- Expected Volatility of Stock Price; Absence of Current Trading Market for the Common Stock," and "Business -- Customers and Sales Channels."

DEPENDENCE ON SUPPLIERS OF COMPONENTS AND SUB-ASSEMBLIES

     The Company does not manufacture any of the components used in its HDDs and is dependent on qualified suppliers for the components that are essential for manufacturing the Company's products, including heads, head stack assemblies, media and integrated circuits. A number of the key components used by the Company in its products are available from only one or a limited number of outside suppliers. Currently, the Company purchases DSP/controller and spin/servo integrated circuits only from Texas Instruments, Inc. ("TI") and purchases channel integrated circuits only from Lucent Technologies, Inc. ("Lucent"). Some of the components required by the Company may periodically be in short supply, and the Company has, on occasion, experienced temporary delays or increased costs in obtaining components. As a result, the Company must allow for significant lead times when procuring certain components. In addition, cancellation by the Company of orders for components due to cut-backs in production precipitated by market oversupply, reduced demand, transition to new products or technologies or otherwise can result in payment by the Company of significant cancellation charges to suppliers. The Company orders the majority of its components on a purchase order basis and only has limited long-term volume purchase agreements with certain existing suppliers. Any inability of the Company to obtain sufficient quantities of components meeting the Company's specifications, or to develop in a timely manner alternative sources of component supply if and as required in the future, could adversely affect the Company's ability to manufacture its products and deliver them on a timely basis, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     Because the Company does not manufacture any of the components used in its HDDs, the Company's product development process involves incorporating components designed by and purchased from third party suppliers. As a consequence, the success of the Company's products is in great part dependent on the Company's ability to gain access to and integrate components which utilize leading-edge technology. The successful management of these integration projects depends on the timely availability and quality of key components, the availability of appropriately skilled personnel, the ability to integrate different products from a variety of vendors effectively, and the management of difficult scheduling and delivery problems. There can be no assurance that the Company will be able to manage successfully the various complexities encountered in integration projects. The Company's success will depend in part on its relationships with key component suppliers, and there can be no assurance that such relationships will develop, that the Company will identify the most advantageous suppliers with which to establish such relationships, or that existing or future relationships with component suppliers will continue for any significant time period. See "-- Rapid Technological Change and Product Development," "Business -- Product Development/Technology" and
"Business -- Products."

LIMITED PROTECTION OF INTELLECTUAL PROPERTY; RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT

     The Company has patent protection on certain aspects of its technology and also relies on trade secret, copyright and trademark laws, as well as contractual provisions to protect its proprietary rights. There can be no assurance that the Company's protective measures will be adequate to protect the Company's proprietary rights; that others, including competitors with substantially greater resources, have not developed or will not independently develop or otherwise acquire equivalent or superior technology; or that the Company will not be required to obtain licenses requiring it to pay royalties to the extent that the Company's products may use the intellectual property of others, including without limitation, Company products that may also be subject to patents licensed by the Company. There can be no assurance that any patents will be issued pursuant to the Company's current or future patent applications, or that patents issued pursuant to such applications or any patents the Company owns or has licenses to use will not be invalidated, circumvented or challenged. Moreover, there can be no assurance that the rights granted under any such patents will provide competitive advantages to the Company or be adequate to safeguard and maintain the Company's proprietary rights. Litigation may be necessary to enforce patents issued or licensed to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of the Company or others. The Company could incur substantial costs in seeking enforcement of its issued or licensed patents against infringement or the unauthorized use of its trade secrets and proprietary know-how by others or in defending itself against claims of infringement by others, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain countries in which the Company's products are manufactured and sold, including various countries in Asia, may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States, and there can be no assurance that such laws will be enforced in an effective manner. The failure of the Company to enforce and protect its intellectual property rights could have a material adverse effect on the Company's business, financial condition and results of operations. See
"-- Dependence on International Operations; Risks of International Sales."

     As a subsidiary of HEA, the Company had the benefit of certain third party intellectual property rights on terms that may have been more favorable than would have been available to the Company if it were not a subsidiary of HEA. There can be no assurance that the Company will be able to obtain similar rights on terms as favorable as it could be obtained as a subsidiary of HEA.

     The HDD industry, like many technology-based industries, is characterized by frequent claims and litigation involving patent and other intellectual property rights. The Company, its component suppliers and certain users of the Company's products have from time to time received, and may in the future receive, communications from third parties asserting patent infringement against the Company, its component suppliers or its customers which may relate to certain of the Company's products. If the Company is notified of such a claim, it may have to (i) obtain appropriate licenses or cross-licenses or (ii) modify its existing technology or design non-infringing technology. There can be no assurance that the Company can obtain adequate licenses or cross-licenses on favorable terms or that it could modify its existing technology or design non-infringing technology and, in either case, the failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations. Although the Company to date has not been a party to any material intellectual property litigation, certain of its competitors have been sued on patents having claims related to HDDs and there can be no assurance that third parties will not initiate infringement actions against the Company or that the Company could defend itself against such claims. If there is an adverse ruling against the Company in an infringement lawsuit, it could result in the issuance of an injunction against the Company or its products and/or the payment of monetary damages equal to a reasonable royalty or recovered lost profits or, in the case of a finding of a willful infringement, treble damages. Accordingly, such an adverse ruling could have a material adverse effect on the Company's business, financial condition and results of operations.

     Similar to certain other providers of HDDs, the Company has received correspondence from Papst-Motoren GmbH and Papst Licensing ("Papst") claiming infringement of at least 13 HDD motor patents. The patents relate to motors that the Company purchases from motor vendors and the use of such motors in HDDs. While the Company believes that it has meritorious defenses against a lawsuit if filed, the results of litigation are inherently uncertain and there can be no assurance that Papst will not assert other infringement claims relating to current patents, pending patent applications and future patents or patent applications; will not initiate a lawsuit against the Company; or that the Company will be able to successfully defend itself against such a lawsuit. A favorable outcome for Papst in such a lawsuit could result in the issuance of an injunction against the Company or its products and/or the payment of monetary damages equal to a reasonable royalty or recovered lost profits or in the case of a finding of a willful infringement, treble damages and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Relationship Between the Company and Hyundai,"
"Business -- Intellectual Property," and "-- Legal Proceedings."

DEPENDENCE ON INTERNATIONAL OPERATIONS; RISKS FROM INTERNATIONAL SALES

     The Company conducts all of its volume manufacturing and testing operations and purchases a substantial portion of its key components outside of the U.S. In addition, the Company derives a significant portion of its revenue from sales of its products to foreign distributors and retailers. Dependence on revenues from international sales and managing international operations each involve a number of inherent risks, including economic slowdown and/or downturn in the computer industry in such foreign markets, international currency fluctuations, general strikes or other disruptions in working conditions, political instability, trade restrictions, changes in tariffs, the difficulties associated with staffing and managing international operations, generally longer receivables collection periods, unexpected changes in or impositions of legislative or regulatory requirements, reduced protection for intellectual property rights in some countries, potentially adverse taxes, delays resulting from difficulty in obtaining export licenses for certain technology and other trade barriers. International sales also will be impacted by the specific economic conditions in each country. For example, the Company's international contracts are denominated primarily in U.S. dollars. Significant fluctuations in currency exchange rates against the U.S. dollar, particularly the recent significant depreciation in the currencies of Japan, Korea, Taiwan and Singapore relative to the U.S. dollar, have caused the Company's products to become relatively more expensive to distributors and retailers in those countries, and thus have caused, and may continue to cause, deferrals, delays and cancellations of orders. The Company attempts to minimize the impact of foreign currency exchange rate changes on certain underlying assets, liabilities and anticipated cash flows for operating expenses denominated in foreign currencies by entering into short-term, foreign exchange (primarily forward purchase and sale) contracts. There can be no assurance that all foreign currency exposures will be adequately covered, or that the Company's business, financial condition and results of operations will not be materially and adversely affected by changing foreign exchange rates. These factors, as well as other unanticipated factors, could have a material adverse effect on future international sales of the Company's products and consequently, on the Company's business, financial condition and results of operations. See "-- Dependence on Suppliers of Components and Sub-Assemblies," "-- Limited Protection of Intellectual Property; Risk of Third Party Claims of Infringement," "Relationship Between the Company and Hyundai,"
"Business -- Manufacturing/Quality" and "-- Materials and Supplies."

STORMEDIA; LEGAL PROCEEDINGS

     The Company currently is involved in a dispute with StorMedia Incorporated ("StorMedia"), which arises out of an agreement among the Company, StorMedia and HEI which became effective on November 17, 1995 (the "StorMedia Agreement"). Pursuant to the StorMedia Agreement, StorMedia agreed to supply disk media to the Company. StorMedia's disk media did not meet the Company's specifications and functional requirements as required by the StorMedia Agreement and the Company ultimately terminated the

StorMedia Agreement. After a class action securities lawsuit was filed against StorMedia by certain of its shareholders in September 1996 which alleged, in part, that StorMedia failed to perform under the StorMedia Agreement, StorMedia sued HEI, Mong Hun Chung (HEI's chairman), Dr. Chong Sup Park (HEA's President and the individual and then President of the Company who signed the StorMedia Agreement on behalf of the Company) and K.S. Yoo (the individual who signed the StorMedia Agreement on behalf of HEI) (collectively the " Original Defendants") in the U.S. District Court for the Northern District of California (the "Federal Suit"). In the Federal Suit, StorMedia alleged that at the time HEI entered into the StorMedia Agreement, it knew that it would not and could not purchase the volume of products which it committed to purchase, and that failure to do so caused damages to StorMedia in excess of $206 million.

     In December 1996, the Company filed a complaint against StorMedia and William Almon (StorMedia's Chairman and Chief Executive Officer) in a Colorado state court seeking approximately $100 million in damages and alleging, among other claims, breach of contract, breach of implied warranty of fitness and fraud under the StorMedia Agreement (the "Colorado Suit"). This proceeding was stayed pending resolution of the Federal Suit. The Federal Suit was permanently dismissed early in February 1998. On February 24, 1998, StorMedia filed a new complaint in Santa Clara County Superior Court for the State of California for $206 million, alleging fraud and deceit against the Original Defendants and negligent misrepresentation against HEI and the Company (the "California Suit"). On May 18, 1998, the stay on the Colorado Suit was lifted by the Colorado state court. The Company's motion to dismiss, or in the alternative, stay the California Suit, is pending.

     The Company believes that it has meritorious defenses against the claims alleged by StorMedia and intends to defend itself vigorously. However, due to the nature of the litigation and because the pending lawsuits are in the very early pre-trial stages, the Company cannot determine the possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. The litigation could result in significant diversion of time by the Company's technical personnel, as well as substantial expenditures for future legal fees. After consideration of the nature of the claims and facts relating to the litigation, including the results of preliminary discovery, the Company's management believes that the resolution of this matter will not have a material adverse effect on the Company's business, financial condition or results of operations. However, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that they will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has been notified of certain other claims, including claims of patent infringement. While the ultimate outcome of these claims and the claims described above is not determinable, the Company does not believe that resolution of these matters will have a material adverse effect on the Company's business, financial condition or results of operations. No amounts related to any claims or actions have been reserved in the Company's financial statements. See "-- Limited Protection of Intellectual Property; Risk of Third Party Claims of Infringement."

WARRANTY EXPOSURE

     Products offered by the Company may contain defects in hardware, firmware or workmanship that may remain undetected or that may not become apparent until after commercial shipment. The Company generally provides a standard three year warranty on its products. This standard warranty contains a limit on damages and an exclusion of liability for consequential damages and for negligent or improper use of the product. The Company establishes a reserve, at the time of product shipment, in an amount equal to its estimated warranty expenses. The Company had warranty reserves of $22.7 million and $25.1 million as of December 27, 1997 and March 28, 1998, respectively. While the Company believes that its warranty reserves will be sufficient to cover its warranty expenses, there can be no assurance that such reserves will be sufficient or that the limitations on liability contained in the Company's warranty will be enforceable. The Company's failure to maintain sufficient warranty reserves or the unenforceability of such liability limitations could have a material adverse effect on the Company's business, financial condition and results of operations.

EXPECTED VOLATILITY OF STOCK PRICE; ABSENCE OF CURRENT TRADING MARKET FOR THE COMMON STOCK

     In recent years the stock market in general, and the market for shares of high technology and HDD companies in particular, have experienced extreme price fluctuations which have often been unrelated to the operating performance of the affected companies. The trading price of the Common Stock may be subject to extreme fluctuations both in response to business-related issues (e.g., quarterly fluctuations in operating results, announcements of new products by the Company or its competitors, and the gain or loss of significant OEM or other customers) and in response to stock market-related influences (e.g., changes in analysts' estimates, the presence or absence of short-selling of the Common Stock and events affecting other companies that the market deems comparable to the Company). The trading price of the Common Stock also may be affected by events relating to HEA and HEI, including significant selling of the Common Stock by HEA. Further, the trading price of the Common Stock may be subject to extreme fluctuations in response to general economic conditions in the U.S., Korea, Southeast Asia and elsewhere, such as interest rates, inflation rates, exchange rates, unemployment rates, and trade surpluses and deficits. There can be no assurance that the trading price of the Common Stock will not decline below its initial offering price to the public. Immediately prior to the Offerings there was no public market for the Common Stock and there can be no assurance that following the Offerings an active trading market will develop or be maintained. The public offering price will be determined by negotiations among the Company and the Representatives and may not be indicative of prices that will prevail in the trading market following the Offerings.

     In addition, due to the factors described above in "-- Potential Fluctuation in Quarterly Results; Average Selling Price Erosion," as well as other unanticipated factors, it is likely that in some future quarter or quarters the Company's operating results will be below the expectations of public market analysts or investors. In such event, the trading price of the Common Stock could be materially and adversely affected. See "-- History of Operating and Net Losses; Accumulated Deficit," "-- Control by and Dependence on HEA," "-- Customer Concentration," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Underwriting."

ENVIRONMENTAL MATTERS

     Although the Company uses only a limited variety of chemicals in its manufacturing and research operations, the Company is still subject to a wide range of environmental protection regulations in the U.S. and Singapore. While the Company has not experienced any material adverse effect on its operations as a result of such laws, there can be no assurance that future regulations would not adversely impact the Company's financial performance. The Company believes that its activities conform to all present environmental regulations in all material aspects. In the U.S., environmental regulations often require parties to fund remedial action regardless of fault. As a consequence, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. There can be no assurance that the amount of capital expenditures and other expenses which might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on the Company's business, financial condition and results of operations.

EFFECT OF ANTITAKEOVER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), which prohibits a publicly held Delaware corporation from engaging in any "business combination" with an "interested stockholder" for three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date, the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation's voting stock.

     In addition, pursuant to the Amended and Restated Certificate of Incorporation, the Board has authority to issue up to 95.0 million shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such preferred stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such preferred stock could have a material adverse effect on the market price of the Common Stock. The Company has no present plan to issue shares of preferred stock.

     The Amended and Restated Certificate of Incorporation provides that the Board will be divided into three classes of directors serving staggered three-year terms. As a result, only one of the three classes of the Board will be elected each year. The directors are removable only for cause upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting as a single class. The Board has the exclusive right to set the authorized number of directors and to fill vacancies on the Board. The Amended and Restated Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board, the Chairman of the Board, or the Chief Executive Officer. Advance notice is required for stockholder proposals or director nominations by stockholders. These provisions may be amended only by the affirmative vote of at least 66 2/3% of the outstanding voting stock, voting as a single class. In addition, the Company has entered into a Stockholder Agreement with HEA which grants HEA certain rights to nominate directors, and restricts HEA's right to solicit proxies and acquire additional shares of Common Stock.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market price of the Common Stock. Such provisions also may inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. See "-- Control by and Dependence on HEA," "Relationship Between the Company and Hyundai," "Description of Capital Stock -- Delaware Anti-Takeover Law and Certain Charter Provisions."

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of shares of Common Stock in the public market after the Offerings could adversely affect the market price of the Common Stock. Upon completion of
the Offerings, the Company will have approximately                shares of
Common Stock outstanding, of which                shares (               shares
if the Underwriters' over-allotment options are exercised in full) will be freely transferable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are held by affiliates of the Company, as that term is defined in Rule 144 under the Securities Act. The Company and its officers, directors and certain stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of the Common Stock without the prior written consent of Smith Barney Inc., except for the Common Stock offered in connection with the Offerings.

     Smith Barney Inc. may, however, in its sole discretion, at any time without notice, release all or any portion of the shares of Common Stock subject to such lock-up agreements. Sales of shares of Common Stock by existing stockholders in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock. HEA, which upon the closing of the
Offerings, will own approximately             shares of Common Stock (
shares if the Underwriters' over-allotment options are exercised in full), has certain rights with respect to registration of such shares of Common Stock for
sale to the public. In addition, approximately                shares of Common
Stock are issuable upon exercise of outstanding options granted under the Amended Plan as of the date of this Prospectus. The Company intends to file a registration statement immediately after the closing of the Offerings to allow resale of such option shares. See "-- Control by and Dependence on HEA," "Management -- Benefit Plans," "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

DILUTION

     Investors participating in the Offerings will incur immediate and substantial dilution in the net tangible book value of their shares of Common
Stock in the amount of approximately $     per share, at an assumed initial
public offering price of $     per share, after deducting estimated underwriting
discounts and commissions and estimated offering expenses payable by the Company. Additional dilution will occur upon the exercise of outstanding stock options. See "-- Shares Eligible for Future Sale," "Dilution" and "Shares Eligible for Future Sale."

                                  THE COMPANY

     Maxtor is a leading provider of HDD storage products for desktop PC systems. The Maxtor DiamondMax product family consists of 3.5-inch form factor HDDs with storage capacities which range from approximately 2.1 GB to 11.5 GB. These products have a number of features including high speed interfaces for greater data throughput, a robust mechanical design for improved reliability, MR head technology and a DSP-based electronic architecture that, when combined, provides industry-leading benchmark performance. The DiamondMax 2880, introduced in February 1998, is Maxtor's fourth generation MR head drive, the fifth drive utilizing the Company's DSP-based electronic architecture, and the seventh drive based on the Company's Formula 4 mechanical architecture. The Company's customers are leading desktop PC OEMs, including Compaq, Dell and IBM; distributors, such as Ingram; and retailers, such as Best Buy and CompUSA.

     The Company was organized in 1982 and completed an initial public offering of common stock in 1986. In the mid-1980's, the Company was a leading technology innovator in the HDD industry. As is true today, the HDD industry during the 1980's was characterized by intense competition, rapidly changing technology, frequent product introductions, short product life cycles and rapid erosion of ASPs. In an effort to mitigate the risks associated with these factors, the Company pursued all major product segments in the HDD marketplace utilizing multiple product families and technology platforms. This costly strategy added significant complexity to the Company's operations, thereby causing the Company to delay or miss a number of key product introductions, and ultimately led to the deterioration of the Company's overall financial condition. In early 1996, HEA acquired all of the remaining publicly-held shares of the Common Stock in a tender offer and merger. Shortly thereafter, HEA invested in renewed efforts to revitalize the Company.

     In July 1996, the Company hired Michael R. Cannon, its current Chief Executive Officer and President, a 20 year veteran of the HDD industry, to lead the turnaround of Maxtor. Mr. Cannon immediately took a number of steps to position the Company to become a significant provider of HDDs to leading PC OEMs by improving product performance, quality, time-to-market entry, time-to-volume manufacturing, and the Company's overall financial performance. These steps included: (i) providing a strong management team; (ii) reducing Maxtor's overall cost structure; (iii) rationalizing the Company's product and technology roadmap; (iv) restructuring the Company's product development process; and (v) refocusing the Company's sales and marketing efforts.

     As a result of these actions, Maxtor's performance has improved significantly during a period of severe fluctuations in the overall HDD market. The Company's cost competitiveness initiatives resulted in the Company significantly reducing quarterly operating expenses and achieving among the lowest selling, general and administrative costs as a percentage of revenues in the industry for the 1997 fiscal year. Maxtor's restructured manufacturing and product design processes as well as its rationalized product and technology roadmap enabled the Company to complete, during the fourth quarter of 1997, one of the fastest transitions in the industry from HDDs utilizing thin-film head technology to 100% use of MR head technology HDDs, while also achieving among the lowest selling, general and administrative costs as a percentage of revenues in the industry for the 1997 fiscal year and the first quarter of 1998. With its DiamondMax 2160, the Company demonstrated significantly improved time-to-volume production results, manufacturing 1.4 million units during the first full quarter of production. In the first quarter of 1998, the Company established itself as a time-to-market entry leader with a 2.8 GB per disk HDD, the DiamondMax 2880, which is the Company's fourth generation MR product. These improvements helped the Company increase its units shipped per quarter from 1.3 million units in the first quarter of 1997 to 3.5 million units in first the quarter of 1998, which resulted in Maxtor increasing its market share of the desktop HDD market in terms of quarterly units shipped from 5.6% to 13.4% during that same period according to IDC. The Company's refocused efforts on leading PC OEMs, such as Compaq, Dell and IBM resulted in an increase in the Company's revenues from these PC OEMs from 6.5% of total revenues in the second quarter of 1996 to 51.8% of total revenue in the first quarter of 1998. Cumulatively, these changes have led to significantly improved financial results. The Company's revenue grew by 122.5% from $247.0 million to $549.6 million during the first fiscal quarters of 1997 and 1998, respectively, while improving its gross margins from (2.9)% to 11.3% during the same period.

     The Company is incorporated in the state of Delaware. The Company's principal executive offices are located at 510 Cottonwood Drive, Milpitas, California 95035 and the telephone number at that address is (408) 432-1700.

                  RELATIONSHIP BETWEEN THE COMPANY AND HYUNDAI

     In 1994, HEI and certain of its affiliates purchased 40% of the Company's outstanding Common Stock for an aggregate cash purchase price of $150.0 million pursuant to a Stock Purchase Agreement dated September 10, 1993 (the "Stock Purchase Agreement"). In early 1996, HEA acquired all of the remaining shares of the publicly-held Common Stock in a tender offer and merger for an aggregate purchase price of $215.0 million and also acquired all of the Company's Common Stock held by HEI and certain of its affiliates. In June 1996 HEA exchanged its Common Stock in the Company for 58,208,955 shares of Series A Preferred Stock of the Company (the "Series A Preferred Stock"). From time to time HEA also made advances to the Company for working capital. In December 1997, HEA purchased an additional 29,850,746 shares of Series A Preferred Stock in exchange for the cancellation of $200 million owed to HEA by the Company. The Company had outstanding aggregate principal indebtedness of $55.0 million owing to HEA as of March 28, 1998. HEA currently owns all of the Company's Series A Preferred Stock, each share of which is currently entitled to one vote, and 99.9% of the total capital stock outstanding immediately prior to the Offerings. See "Principal and Selling Stockholders." Pursuant to the Amended and Restated Certificate of Incorporation, HEA's shares of Series A Preferred Stock will convert automatically into 44,029,850 shares of Common Stock upon the closing of the Offerings, and immediately following the Offerings HEA will own
approximately   % of the outstanding Common Stock (  % if the Underwriters'
overallotment options are exercised in full).

     HEI served as guarantor for Company borrowings under various credit facilities from August 1995 through June 1998. At March 28, 1998, aggregate indebtedness guaranteed by HEI was $170.0 million (the "Bank Debt"). Due to the economic conditions in Korea and significant recent devaluation of the Korean won versus the U.S. dollar, HEI's reported financial condition as of year-end 1997 was not in compliance with certain financial covenants applicable to HEI as guarantor under such credit facilities, and such non-compliance constituted a default under such credit facilities and also (through a cross-default clause) under a demand credit facility with $30.0 million outstanding principal amount as of March 28, 1998 that is not guaranteed. This non-compliance by HEI was waived by the lending banks in June 1998 in exchange for the replacement of HHI, a partial owner of HEA, becoming the guarantor and an increase in pricing to reflect borrowing rates based on HHI's current credit rating. This waiver is subject to closing all the related documentation. The Company has closed the waiver agreements with respect to $160.0 million of the Bank Debt now guaranteed by HHI. The Company believes that it will be able to obtain a waiver for the remaining $10.0 million of the bank debt and the remaining cross-default under the $30 million demand facility. As a subsidiary of HEA, the Company has the benefit of a letter of support from HEI under which HEI agrees to provide sufficient financial support to ensure that the Company will continue as a going concern. Following the Offerings, the Company will no longer have the benefit of the support letter. The Company intends to use a portion of the proceeds of the Offerings to pay down in full all outstanding amounts under each such credit facility as well as the $55 million owed to HEA, and thereafter to obtain replacement credit facilities that do not depend on Hyundai entity guarantees.

     In contemplation of the Offerings, HEI, HEA and the Company have entered into certain agreements described below governing certain relationships between the parties following the Offerings. Because HEA controls the Company, these agreements could not result from "arms' length" negotiations. In addition, many of the agreements relate to matters that inherently arise only between a company and its parent or affiliated companies, and so are not susceptible of comparison to similar agreements negotiated at arms' length. These agreements resulted from negotiations between representatives of management and representatives of HEA, with the participation of their respective legal counsel and other advisors, and were intended, when taken together, to reflect reasonable tradeoffs and benefits for both sides. In negotiating these agreements the parties sought to take into account, to the extent available, both market-based agreements and similar terms that were negotiated between HEI and its affiliates and the Company as part of the Stock Purchase Agreement. There can be no assurance that the Company would not have received more favorable terms from an unaffiliated party in some or all of the agreements, although management believes some of the agreements may have more favorable terms than those available from unaffiliated parties.

     Conflicts of interest may arise from time to time in the future between the Company and HEA or its affiliates in a number of areas relating to their past and ongoing relationships, including potential competitive business activities, corporate opportunities, tax matters, intellectual property matters, indemnity agreements, registration rights, sales or distributions by HEA of all or any portion of its ownership interest in the Company or HEA's attempt to assert control over the management and affairs of the Company. There can be no assurance that HEA and the Company will be able to resolve any potential conflict or that, if resolved, the Company would not receive more favorable resolution if it were dealing with an unaffiliated party.

     The Board has established an Affiliated Transactions Committee which is comprised entirely of directors who are not employed by HEA, any affiliate thereof or the Company. The Board has adopted resolutions requiring this Affiliated Transactions Committee to review any material transactions between the Company on the one hand, and HEA or its affiliates on the other, following the Offerings. The Company also has certain provisions in its Amended and Restated Certificate of Incorporation concerning the conduct of certain affairs of the Company as they may involve HEA and its affiliates on the one hand and the Company on the other.

     HEA could decide to sell or otherwise dispose of all or a portion of its holdings of the Company's Common Stock at some future date following the Offerings, subject to certain agreements between HEA and the Underwriters. There can be no assurance that any holders of the Common Stock other than HEA would be allowed to participate in any transaction involving a transfer of a controlling interest in the Company by HEA, or that any such transaction would not adversely affect the trading price of the Common Stock or the interests of the holders of the Common Stock who do not participate in such transaction.

     Certain of the agreements and documents summarized below have been filed as exhibits in the Registration Statement of which this Prospectus forms a part, and the summaries of such agreements and documents are qualified in their entirety by reference to the full text of such agreements and other documents. See "Risk Factors -- Shares Eligible for Future Sale," "Certain Transactions," "Management -- Board Committees," "Description of Capital Stock -- Certificate of Incorporation Provisions Relating to Conflicts of Interest and Corporate Opportunities" and "Available Information."

PURCHASES FROM AFFILIATE

     HEA formed a division in May 1996 to provide a supply of hard disk media to the Company. This division of HEA was incorporated as MMC Technology, Inc. ("MMC"), formerly known as Max Media Corporation, in December 1997 and is currently a wholly-owned subsidiary of HEA. During the year ended December 27, 1997 and the three month period ended March 28, 1998, MMC supplied 17.4% and 28.8%, respectively, of media purchased by the Company for an aggregate purchase price of $15.5 million and $27.6 million, respectively. During 1997, MMC's media price to the Company was 2% below the best price for media available to the Company from any of its qualified merchant vendors. For the quarter ended March 28, 1998, the actual price for media supplied by MMC for each family of Maxtor products was based on a discount from weighted average prices of media purchased by the Company from qualified merchant vendors for such Maxtor products, resulting in an aggregate 3.7% discount. The Company is currently in the process of finalizing a formal agreement with MMC with respect to pricing for the balance of 1998 and does not anticipate that such agreement will result in a substantial price discount, if any, from the prices available from the Company's other qualified merchant vendors. See "Risk Factors -- Control by and Dependence on Hyundai"; "-- Dependence on Suppliers of Components and Sub-Assemblies,"
"-- Dependence on International Operations; Risks from International Sales," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Materials and Supplies"; and "Certain Transactions."

DALIAN MANUFACTURING FACILITY

     The Company anticipates that it may need additional manufacturing capacity as early as the beginning of the year 2000. In anticipation of that need, in the summer of 1997, HEI began construction of the Dalian Facility, a 450,000 square foot manufacturing facility in Dalian, China for the purpose of making additional manufacturing capacity available to Maxtor. The Dalian Facility is only partially completed and construction is continuing at a reduced pace. HEI has expended approximately $23.0 million on the construction to date. An additional estimated $60.0 million investment will be required to complete the Dalian Facility to the point where manufacturing lines can be installed, and an estimated additional $25.0 million of machinery and equipment will be required to make the facility ready for its initial phase of operation. The Company and HEI have agreed to discuss the terms under which the Dalian Facility will be completed and by which the Company would either buy or lease the Dalian Facility from HEI, and the Company intends to utilize the Dalian Facility if acceptable terms can be agreed upon. There can be no assurance that the Company will be able to successfully negotiate any such agreement with HEI or that the Dalian Facility will be completed by the time Maxtor requires additional capacity. The terms of any agreement with regard to the Dalian Facility is subject to the approval of the Affiliated Transactions Committee of the Board. Moreover, any such agreement would be conditioned on the transfer of HEI's business license for the Dalian Facility and the transfer of HEI's tax holiday status and other regulatory concessions in Dalian to the Company. If the Company is unable to reach agreement with HEI on acceptable terms or obtain the tax holiday status and other concessions and the applicable business license and other regulatory concessions, the Company may need to acquire additional manufacturing capacity at other sites. In addition to the Dalian Facility, the Company currently is investigating other manufacturing facilities within Asia. Although the Company believes that alternative manufacturing facilities will be available, a failure by the Company to obtain, on a timely basis, a facility or facilities which allow the Company to meet its customers' demands will limit the Company's growth and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Need for Additional Capital," "-- Single Manufacturing Facility; Future Need for Additional Capacity," "-- Dependance on International Operation; Risks from International Sales," "Business -- Manufacturing," "Management Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Certain Transactions."

MAXTOR RIGHTS UNDER IBM LICENSE AGREEMENT

     HEI and IBM are parties to a patent cross license agreement, under which HEI and its subsidiaries, including the Company, are licensed with respect to certain IBM patents. HEI is required under the IBM License Agreement to pay IBM a license fee, payable in installments through 2007. HEI has entered into a sublicense with the Company pursuant to which the Company is obligated to pay IBM a portion of the license fee otherwise due from HEI under the IBM License Agreement, payable in annual installments, when such amounts are due from HEI to IBM under the IBM License Agreement. Under the IBM License Agreement, if Maxtor ceases to be a majority-owned subsidiary of HEA, the Company can obtain a royalty-free license under the same terms from IBM upon the request of HEI and the Company and the fulfillment of certain conditions. Pursuant to the Sublicense Agreement, HEI has agreed to cooperate to obtain such a license for the Company once the Company ceases to be a majority-owned subsidiary, and the Company has agreed to continue to pay IBM the Company's allocated portion of the license fee following the grant of such a license from IBM. HEI and the Company have indemnified each other for certain liabilities arising from their acts or omissions relating to the IBM License Agreement as described below. See
"-- Certain Intellectual Property Indemnification and Patent Cross License Between HEI and the Company," "Risk Factors -- Limited Protection of Intellectual Property; Risk of Third Party Claims of Infringement," "-- Control by and Dependence on HEA" and "Certain Transactions."

CERTAIN INTELLECTUAL PROPERTY INDEMNIFICATION AND PATENT CROSS LICENSE BETWEEN HEI AND THE COMPANY

     HEI has agreed to indemnify the Company for any losses from third party claims arising after the Company ceases to be a majority-owned subsidiary of HEI which would have been covered under patent license agreements between HEI or its affiliates other than Maxtor and such third party, and which were in existence at the time the Company was a majority-owned subsidiary of HEA. These indemnifications survive for three years after Maxtor ceases to be a majority-owned subsidiary, and the maximum liability for which HEI is liable under the indemnification provisions is $25 million. In addition, HEI and the Company have granted each other royalty-free patent licenses covering patents owned, or licensable without the payment of royalties or other consideration to third parties by each party through August 31, 2003 relating to certain fields of use. The Company and HEI have also agreed to indemnify each other for any losses or liabilities arising from any action or failure to take action related to the IBM License Agreement, including any nonpayment of license fees. The Company's maximum liability under this indemnity agreement is the total amount of money due to IBM under the Sublicense Agreement, less any payments previously made to IBM by Maxtor. See "Risk Factors -- Limited Protection of Intellectual Property; Risk of Third Party Claims of Infringement;" and
"Business -- Intellectual Property."

TAX ALLOCATION AGREEMENT; TAX INDEMNIFICATION

     Since 1996, the Company has been a member of the HEA Tax Group for U.S. federal income tax purposes. While, for financial reporting purposes, the Company's tax loss for the period during which the Company was a member of the HEA Tax Group is computed on a separate tax return basis, utilization and payment for the Company's NOL carryforwards by the HEA Tax Group is governed by the Tax Allocation Agreement. A substantial portion of the Company's NOL carryforwards will be utilized by the HEA Tax Group for the 1998 tax year, which will result in a significant reduction in the NOL carryforwards available to the Company for federal income tax purposes. Under the Tax Allocation Agreement, the Company is not reimbursed for utilization of any portion of the Company's NOL carryforwards or other tax attributes by other members of the HEA Tax Group.

     During the period that the Company is a member of the HEA Tax Group, the Company and its subsidiaries have filed or will file tax returns as part of the HEA Tax Group. After the Offerings, the Company will cease to be a member of the HEA Tax Group. However, the Company will remain liable for tax deficiencies of the entire HEA Tax Group which relate to the period during which the Company was a member of the HEA Tax Group. Although the Company believes that the HEA Tax Group has satisfied all tax obligations for such periods, there can be no assurance that all such obligations have been satisfied or that additional liabilities will not be assessed for such periods. The Company has agreed to indemnify and reimburse HEA if any member of the HEA Tax Group is required to pay any tax, interest or penalty to any taxing authority related to any additional Company separate tax return liability and if there is any additional consolidated or combined tax return liability resulting from revisions to the Company's taxable income. HEA has agreed to indemnify and reimburse the Company if the Company or any of its subsidiaries is required to pay any tax, interest or penalty to any taxing authority related to any separate tax return of any member of the HEA Tax Group other than the Company or its subsidiaries, and if the Company or any of its subsidiaries is required to pay to any taxing authority any amount in excess of the Company's share of the consolidated or combined tax return liability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Tax Matters."

STOCKHOLDER AGREEMENT

     On      , 1998, HEA, HEI and the Company entered into a Stockholder
Agreement which clarified and established certain rights and obligations of the Hyundai Affiliates and the Company regarding the Company's capital stock and related matters. For purposes of the following discussion, "Hyundai Affiliates" means HEA, HEI, any of their successors, and all corporations, partnerships, joint ventures, associations and other entities that directly or indirectly through one or more intermediaries is controlled by HEA or HEI (other than the Company and its subsidiaries and such other entities controlled by the Company). The Stockholder Agreement does not bind any other Hyundai entity.

     Registration Rights. Pursuant to the Stockholder Agreement, HEA has certain registration rights regarding shares of Common Stock held by HEA which are described under "Description of Capital Stock -- Registration Rights."

     Rights Regarding Board of Directors. The Stockholder Agreement also provides that so long as Hyundai Affiliates beneficially own at least a majority of the Company's outstanding Voting Stock, HEA will maintain at least two Disinterested Directors on the Company's Board of Directors. "Disinterested Directors" are those directors not employed by, or serving as paid consultants for HEA or its affiliates (including the Company).

"Voting Stock" for purposes of the Stockholder Agreement means capital stock which votes generally in the election of directors.

     At any time after the Hyundai Affiliates beneficially own less than a majority but at least 30% of the Company's outstanding Voting Stock, HEA has the right to designate for Board nomination and stockholder election one director in each class of the Board, provided such designee is reasonably satisfactory to the Nominating Committee of the Board, and the remaining directors are to be nominated by the Nominating Committee subject to the approval of a majority of the Disinterested Directors. HEA has the right to designate for nomination one director in each of two classes at any time when the Hyundai Affiliates beneficially own less than 30% but at least 20% of the Company's outstanding Voting Stock, and one director if the Hyundai Affiliates beneficially own less than 20% but at least 10% of the Company's outstanding Voting Stock, provided that each such designee must be reasonably satisfactory to the Nominating Committee. If a vacancy occurs with respect to a director which HEA had the right to designate initially, and HEA has the right at such time to designate a director for nomination in such director's class, HEA is entitled to designate a director to fill the vacancy. If the Company complies with its obligation to nominate for election those persons designated by HEA in accordance with the Stockholder Agreement, the Hyundai Affiliates are required to vote their shares of Common Stock in favor of all directors nominated in accordance with the Stockholder Agreement. HEA's right to designate directors for nomination terminates when the Hyundai Affiliates beneficially own less than 10% of the outstanding Voting Stock. See "Management -- Board Committees," "Principal and Selling Stockholders."

     Prohibition on Certain Proxy Solicitations. From such time after the closing of the Offerings as HEA beneficially owns less than a majority of the Company's outstanding Voting Stock, the Hyundai Affiliates are not permitted to make any solicitation of proxies either with regard to the election of directors or other proposals, except in response to a solicitation of proxies by a person other than Company management in an election contest or otherwise. This prohibition on proxy solicitation terminates when the Hyundai Affiliates beneficially own less than 20% of the outstanding Voting Stock.

     Standstill and Right to Maintain Ownership. From such time as HEA beneficially owns less than a majority of the Company's outstanding Voting Stock, Hyundai Affiliates are not permitted to acquire additional shares of the Company's Voting Stock except (i) in the event a third party makes a tender offer or exchange offer for at least 20% of the Company's Voting Stock that has not been approved by a majority of the Company's Disinterested Directors, unless the acquisition of Common Stock by such Hyundai Affiliate is approved by a majority of the Disinterested Directors or (ii) through December 31, 2000, in the event as a result of an issuance of Common Stock or other equity securities by the Company, Hyundai Affiliates will own in the aggregate less than 30% of the outstanding Voting Stock, plus one share (the "Minimum Ownership") following such issuance, in which case HEA is permitted to purchase shares of Common Stock in the open market, subject to the Company's trading window policies, only to the extent necessary to maintain the Minimum Ownership, and unless such purchases are made or HEA otherwise directs, the Company will automatically sell HEA the number of shares of Common Stock necessary to allow Hyundai Affiliates in the aggregate to maintain the Minimum Ownership, at fair market value as determined under the Stockholder Agreement. The prohibition on Hyundai Affiliates' acquisition of the Company's Voting Stock terminates on the earlier of August 31, 2001 and such time as the Hyundai Affiliates beneficially own less than 20% of the outstanding Voting Stock.

     Agreement Not to Compete. The Hyundai Affiliates have also agreed for a period of five (5) years from the closing of the Offerings not to compete with the Company by means of the ownership, management, operation, or control of any business engaged primarily in the design, development, manufacture, marketing or sale of HDDs, provided that Hyundai Affiliates are permitted to make investments in publicly traded corporations, regardless of the business such corporations are engaged in, provided the aggregate ownership by Hyundai Affiliates does not exceed 3% of the issued and outstanding capital stock of any such publicly traded corporation.

CERTIFICATE OF INCORPORATION PROVISIONS

     In order to address certain potential conflicts of interest between HEA and the Company, the Company's Amended and Restated Certificate of Incorporation contains provisions concerning the conduct of certain affairs of the Company as they may involve HEA and its affiliates (other than the Company) and their respective officers and directors, and the powers, rights, duties and liabilities of the Company and its officers, directors, stockholders in connection therewith. In general, these provisions recognize that the Company and HEA and their respective affiliates may engage in the same or similar business activities and lines of business and may have an interest in the same areas of corporate opportunities and that the Company and HEA and their respective affiliates will continue to have contractual and business relations with each other (including service of officers and directors of HEA as directors of the Company). See "Management -- Directors and Executive Officers." These provisions are described below in the section entitled "Description of Capital Stock -- Certificate of Incorporation Provisions Relating to Conflicts of Interest and Corporate Opportunities."

     The Amended and Restated Certificate of Incorporation provides that any person purchasing or otherwise acquiring any interest in any shares of capital stock of the Company shall be deemed to have notice of and to have consented to these provisions.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the                shares
of Common Stock offered by the Company hereby are estimated to be approximately
$          (approximately $          if the Underwriters' over-allotment options
are exercised in full), assuming an initial public offering price of $     per
share of Common Stock and after deducting the estimated underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the shares of the Common Stock offered by the Selling Stockholder.

     Approximately $255.5 million of the net proceeds to the Company from the offering will be used to repay certain outstanding indebtedness, including approximately $200.5 million of credit facilities due to various banks and approximately $55.0 million due to HEA. One of the credit facilities is payable upon demand and bears interest at variable rates ranging from 6.2% to 7.9%. The other credit facilities mature in August 1998, August 1998, and August 1999, respectively, and bear interest annually at variable rates ranging from 6.2% to 7.9%. The intercompany loan due to HEA is due in April 1999 and bears interest at 10.3%.

     The remaining $          million of such net proceeds ($          million
if the Underwriters' over-allotment options are exercised in full) will be used for capital expenditures, working capital and general corporate purposes. Pending such uses, the net proceeds to the Company of the Offerings will be invested in investment grade, interest-bearing securities. See "Risk
Factors -- Risks Associated with Leverage," "-- Need for Additional Capital."

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its capital stock. The Company does not anticipate paying cash dividends on its capital stock, including the Common Stock being offered hereby, in the near future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 28, 1998, (i) on an actual basis, (ii) on a pro forma basis as of such date to reflect the conversion upon the closing of the Offerings of all outstanding shares of preferred stock into 44,029,850 shares of the Common Stock and (iii) on a pro forma basis as adjusted to reflect the sale of the Common
Stock offered hereby at an assumed initial public offering price of $     per
share and the receipt and application of the proceeds therefrom, after deducting the estimated underwriting discount and offering expenses payable by the Company. This information should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus. See "Use of Proceeds."

                                                                        MARCH 28, 1998
                                                              -----------------------------------
                                                               ACTUAL     PRO FORMA   AS ADJUSTED
                                                              ---------   ---------   -----------
                                                                        (IN THOUSANDS)
Short-term borrowings:
  Short-term borrowings, including current portion of
     long-term debt.........................................  $  76,159   $  76,159      $
  Short-term borrowings due to affiliate....................     55,000      55,000
                                                              ---------   ---------      -----
  Total short-term borrowings...............................    131,159     131,159
                                                              ---------   ---------      -----
Long-term debt..............................................    219,320     219,320
Stockholders' equity (deficit):
  Series A Preferred Stock, $0.01 par value, 95,000,000
     shares authorized; 88,059,701 shares issued and
     outstanding, actual; none issued and outstanding, pro
     forma and as adjusted; aggregate liquidation value
     $590,000,000 actual, and none pro forma and as
     adjusted...............................................        880          --
  Common Stock, $0.01 par value, 250,000,000 shares
     authorized; 7,563 shares issued and outstanding,
     actual; 44,037,413 shares issued and outstanding, pro
     forma;                shares issued and outstanding, as
     adjusted...............................................         --         440
Additional paid-in capital..................................    537,090     537,530
Unrealized gain on investments in equity securities.........     25,386      25,386
Accumulated deficit.........................................   (783,272)   (783,272)
                                                              ---------   ---------      -----
     Total stockholders' equity (deficit)...................   (219,916)   (219,916)
                                                              ---------   ---------      -----
       Total capitalization.................................  $    (596)  $    (596)     $
                                                              =========   =========      =====

                                    DILUTION

     On a pro forma basis after giving effect to the conversion of all outstanding shares of Preferred Stock into shares of the Common Stock in connection with the Offerings, net tangible book value (deficit) of the Company as of March 28, 1998 was approximately ($219.9 million) or ($4.99) per share of the Common Stock. "Pro forma net tangible book value" per share represents the amount of total tangible assets (total assets excluding goodwill) of the Company reduced by the amount of its total pro forma liabilities and divided by the total number of shares of the Common Stock outstanding (reflecting the conversion of all outstanding shares of Preferred Stock into shares of the Common Stock upon the closing of the Offerings). Without taking into account any other change in such pro forma net tangible book value after March 28, 1998,
other than to give effect to the sale by the Company of                shares of
the Common Stock offered hereby at an assumed initial public offering price of
$     per share and receipt of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of March 28, 1998 would have
been approximately $          or $     per share. This represents an immediate
increase in such net tangible book value of $     per share to existing
stockholders and an immediate dilution of $     per share to new investors. If
the initial public offering price is higher or lower, the dilution to new investors will be, respectively, greater or less. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............              $
                                                                          --------
     Pro forma net tangible book value per share as of March
       28, 1998, before the Offerings.......................  $
                                                              --------
     Increase per share attributable to new investors.......
                                                              --------
Pro forma net tangible book value per share after the
  Offerings.................................................
                                                                          --------
Dilution per share to new investors.........................              $
                                                                          ========

     The following table summarizes, as of March 28, 1998, on a pro forma basis to reflect the adjustments described above, the differences between the existing stockholders and the new investors with respect to the number of shares of the Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by the existing stockholders and by new public stockholders purchasing shares in the Offerings (at an assumed
initial public offering price of $     per share and before deducting the
estimated underwriting discounts and offering expenses payable by the Company):

                                         SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                       ---------------------    -----------------------    PRICE PER
                                         NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                       ----------    -------    ------------    -------    ---------
Existing stockholders................  44,037,413          %    $537,970,000          %     $12.22
New investors........................
                                       ----------     -----     ------------    ------
     Total...........................                 100.0%                     100.0%
                                       ==========     =====     ============    ======

     The above computations assume that (i) the Underwriters' over-allotment options are not exercised and (ii) no options have been or are exercised after
            , 1998. As of             , 1998, there were outstanding options to
purchase an aggregate of                shares of the Common Stock at a weighted
average exercise price of $     per share. If all such options had been
exercised on             , 1998, the net tangible book value of the Company on
such date would have been $          or $     per share, the increase in net
tangible book value attributable to new investors would have been $     per
share and the dilution in net tangible book value to new investors would have
been $     per share. See "Risk Factors -- Shares Eligible for Future Sale,"
"Management -- Benefit Plans," "Description of Capital Stock" and Notes 7 and 10 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The table below sets forth selected consolidated financial data for the Company for, and as of the end of, each of the fiscal periods in the five year period ended December 27, 1997 and the quarter ended March 28, 1998. The selected consolidated financial data for the fiscal years ended March 26, 1994, March 25, 1995, and March 30, 1996, have been derived from the consolidated financial statements of the Company audited by Ernst & Young LLP. The selected consolidated financial data for the nine month period ended December 28, 1996 and the fiscal year ended December 27, 1997 have been derived from the consolidated financial statements of the Company audited by Coopers & Lybrand L.L.P., included herein. The selected consolidated financial data for the three-month period ended March 28, 1998 is derived from unaudited financial statements of the Company included elsewhere in this Prospectus. In the opinion of management, such unaudited financial statements have been prepared on the same basis as the audited financial statements referred to above and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for the indicated period. Operating results for the three months ended March 28, 1998 are not necessarily indicative of the results that may be expected for the full year.

                                                                                                                         THREE
                                             FISCAL YEAR   FISCAL YEAR   FISCAL YEAR   NINE MONTHS    FISCAL YEAR       MONTHS
                                                ENDED         ENDED         ENDED         ENDED          ENDED           ENDED
                                              MARCH 26,     MARCH 25,     MARCH 30,    DECEMBER 28,   DECEMBER 27,     MARCH 28,
                                                1994          1995          1996         1996(1)          1997           1998
                                             -----------   -----------   -----------   ------------   ------------    -----------
                                                              (IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)       (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue....................................   $1,152.6       $ 906.8      $1,269.0       $ 798.9        $1,424.3        $ 549.6
Cost of revenue............................    1,205.0         850.7       1,196.3         888.9         1,352.9          487.3
                                              --------       -------      --------       -------        --------        -------
Gross profit (loss)........................      (52.4)         56.1          72.7         (90.0)           71.4           62.3
Operating expenses:
  Research and development.................       97.2          60.7          94.7          87.8           106.2           33.4
  Selling, general and administrative......       78.9          81.6          82.8          60.7            62.6           15.9
  Stock compensation expense...............         --            --            --            --              --           14.7(3)
  Other....................................       19.5         (10.2)          4.5            --              --             --
                                              --------       -------      --------       -------        --------        -------
    Total operating expenses...............      195.6         132.1         182.0         148.5           168.8           64.0(3)
                                              --------       -------      --------       -------        --------        -------
Loss from operations.......................     (248.0)        (76.0)       (109.3)       (238.5)          (97.4)          (1.7)
Interest expense...........................      (10.0)         (8.4)        (11.8)        (18.1)          (36.5)          (8.8)
Interest and other income..................        2.3           4.2           1.1           1.0            25.0(4)         0.3
Provision for income taxes.................        1.9           2.0           2.8           0.8             1.0            0.1
                                              --------       -------      --------       -------        --------        -------
Net loss...................................   $ (257.6)      $ (82.2)     $ (122.8)      $(256.4)       $ (109.9)       $ (10.3)(3)
Net loss per share -- basic and
  diluted(2)...............................   $ (16.00)      $ (3.25)     $  (5.94)      $    --        $     --        $    --
Shares used in per share calculation (in
  thousands)...............................     16,102        25,292        20,677            --               2              8
Pro forma net loss per share(5)............         --            --            --       $(17.62)       $  (3.62)       $ (0.23)
Shares used in pro forma share
  calculation..............................         --            --            --        14,552          30,350         44,037
BALANCE SHEET DATA:
Total assets...............................   $  492.4       $ 381.8      $  442.5       $ 314.5        $  555.5        $ 634.6
Total current liabilities..................      265.7         236.0         413.1         412.9           552.2          635.2
Long-term debt and capital lease
  obligations due after one year...........      107.4         102.0         100.2         229.1           224.3          219.3
    Total stockholders' equity (deficit)...      119.2          43.9         (71.1)       (327.5)         (221.0)        (219.9)

---------------
(1) The Company changed its fiscal year during the period ended December 28, 1996 to conform to its parent, HEA.

(2) Net loss per share information for the fiscal periods ended December 28, 1996 and December 27, 1997 and the three months ended March 28, 1998 have not been presented since such information is not meaningful due to the limited number of shares of Common Stock outstanding.

(3) Total operating expenses, loss from operations and net loss for the three months ended March 28, 1998 reflect a $14.7 million compensation charge related to the variable accounting features of the Option Plan. Without such charge, the Company would have had total operating expenses of $49.3 million, income from operations of $13.0 million and net income of $4.4 million. The Option Plan has been amended and restated to remove the variable features and provide for fixed award options. See Note 10 of Notes to Consolidated Financial Statements.

(4) Includes recovery of a $20.0 million fully-reserved note from IMS.

(5) Pro forma net loss per share information assumes a conversion of all outstanding preferred stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in this Prospectus as a result of certain factors including, but not limited to, those set forth in the following Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Prospectus. In addition to the other information in this Prospectus, prospective investors should consider carefully the following Management's Discussion and Analysis of Financial Condition and Results of Operations and the information set forth under the heading "Risk Factors" in evaluating the Company and its business before purchasing Common Stock in the Offerings.

OVERVIEW

     Maxtor is a leading provider of HDD storage products for desktop PC systems. The Maxtor DiamondMax product family consists of 3.5-inch form factor HDDs with storage capacities which range from approximately 2.1 GB to 11.5 GB. These products have a number of features including high speed interfaces for greater data throughput, a robust mechanical design for improved reliability, MR head technology and a DSP-based electronic architecture that, when combined, provides industry-leading benchmark performance. The DiamondMax 2880, introduced in February 1998, is Maxtor's fourth generation MR head drive, the fifth drive utilizing the Company's DSP-based electronic architecture, and the seventh drive based on the Company's Formula 4 mechanical architecture. The Company's customers are leading desktop PC OEMs, including Compaq, Dell and IBM; distributors, such as Ingram; and retailers, such as Best Buy and CompUSA.

     In 1994, HEI and certain of its affiliates purchased 40% of the Company's outstanding Common Stock for an aggregate cash purchase price of $150.0 million pursuant to the Stock Purchase Agreement. In early 1996, HEA acquired all of the remaining shares of the publicly-held Common Stock in a tender offer and merger for an aggregate purchase price of $215.0 million and also acquired all of the Company's Common Stock held by HEI and certain of its affiliates. In June 1996 HEA exchanged its Common Stock in the Company for 58,208,955 shares of the Series A Preferred Stock. From time to time HEA also made advances to the Company for working capital. In December 1997, HEA purchased an additional 29,850,746 shares of Series A Preferred Stock in exchange for the cancellation of $200.0 million owed to HEA by the Company. The Company had outstanding aggregate principal indebtedness of $55.0 million owing to HEA as of March 28, 1998. HEA currently owns all of the Company's Series A Preferred Stock, each share of which is currently entitled to one vote, and 99.98% of the total capital stock outstanding immediately prior to the Offerings. Pursuant to the Amended and Restated Certificate of Incorporation, HEA's shares of Series A Preferred Stock will convert automatically into 44,029,850 shares of Common Stock upon the closing of the Offerings, and immediately following the Offerings
HEA will own approximately   % of the outstanding Common Stock (  % if the
Underwriters' overallotment options are exercised in full). See "Risk Factors -- Control by and Dependence on HEA," and "Relationship Between the Company and Hyundai;" "-- Potential Fluctuations in Quarterly Results; Average Selling Price Erosion; Management of Growth," "-- Risks of Failed Execution; Changing Customer Business Models," "-- Highly Competitive Industry," "Expected Volatility of Stock Price; Absence of Current Trading Market for the Common Stock," "Relationship Between the Company and HEA" and "Principal and Selling Shareholders."

     The desktop HDD industry is intensely competitive and characterized by dramatic shifts in market share among a limited number of HDD vendors and significant erosion of ASPs for new products. PC OEMs, which compete in a market that is consolidating market share among the top ten PC OEMs accounted for greater than 50% of the PC units shipped during 1997 and the first quarter of 1998. A majority of the Company's HDDs are sold to PC OEMs. The process of qualifying the Company's products with these PC OEM customers can be lengthy, complex and difficult. These PC OEMs use the quality, storage capacity and performance characteristics of HDDs to select their HDD providers. PC OEMs typically seek to qualify three or four providers for a given HDD product generation. To qualify consistently with PC OEMs and thus succeed in the desktop HDD industry, an HDD provider must consistently execute on its product development and manufacturing process goals in order to be among the first-to-market entry and first-to-volume production at leading storage capacity per disk with competitive prices. Once a desktop PC OEM has chosen its qualified HDD vendors for a given PC product, it generally will purchase HDDs from those vendors for the life of that product. If a qualification opportunity is missed, the Company may not have another opportunity to do business with that PC OEM until the next generation of the Company's products is introduced. The effect of missing a product qualification opportunity is magnified by the limited number of high volume PC OEMs. Failure to reach the market on time or to deliver timely volume production usually results in significantly decreased gross margins due to rapidly declining ASPs and dramatic losses in market share. Failure to obtain significant PC OEM customer qualifications for new or existing products in a timely manner would have a material adverse effect on the Company's business, financial condition and results of operations. Successful fulfillment of the performance parameters, however, is only part of the competitive equation. As desktop PC OEMs seek to develop successful business models, they are requiring that their HDD vendors maintain high levels of quality to enable low cost of ownership and adapt their inventory management models to be compatible with the changing business models in the PC industry.

     In July 1996, the Company hired Michael R. Cannon, its current Chief Executive Officer and President, and a 20 year veteran of the HDD industry, to lead the turnaround of Maxtor. Mr. Cannon immediately took a number of steps to position the Company to become a significant provider of HDDs to leading PC OEMs by improving product performance and quality, time-to-market entry, time-to-volume manufacturing, and the Company's overall financial performance. These steps included: (i) providing a strong management team; (ii) reducing Maxtor's overall cost structure; (iii) rationalizing the Company's product and technology roadmap; (iv) restructuring the Company's product development process; and (v) refocusing the Company's sales and marketing efforts.

     As a result of these steps, during the five quarter period ended March 28, 1998, the Company's quarterly revenue grew by 122.5%, increasing from $247.0 million in the first quarter of 1997 to $549.6 million in the first quarter of 1998. For the same periods, gross margins increased from (2.9)% to 11.3%. The Company's gains in profitability have been offset partially by the constant, severe erosion in ASPs in the HDD industry. As indicated above, throughout the HDD industry, the price points at which new products are introduced rapidly erode as competitors begin to provide competitive products, costs decline, and new technologies are introduced. The prices of the Company's products also are influenced by the cyclical demand for desktop PCs. Consequently, in order to remain competitive, the Company must be consistently among the first to introduce new products and must attain volume production of those products in a timely manner. There can be no assurance that the Company will be able to introduce products in a timely manner or attain timely production of commercial volumes. Failure of the Company to consistently achieve timely volume production will result in lower ASPs which will have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Potential Fluctuations in Quarterly Results; Average Selling Price Erosion" "-- Fluctuations in Product Demand; Focus on Single Market" and
"-- Rapid Technological Change and Product Development."

     During the second half of 1996, the Company introduced a number of measures to substantially reduce its operating expenses. These measures included the consolidation of its volume manufacturing operations to a single facility in Singapore and reductions in the Company's workforce. Additionally, during June 1996, the Company further reduced its expenses by selling its majority ownership interest in IMS, a company which manufactures PCBs. During the second half of 1996, the Company also reduced its research and development ("R&D") expense by rationalizing the Company's product and technology roadmap to focus on desktop HDDs utilizing a single core technology platform and MR head technology. While substantial expense reductions occurred in 1996, the Company focused on cost containment in 1997 and the first quarter of 1998. During each of the five quarters ended March 28, 1998 and despite continuous revenue growth, operating expenses on an absolute dollar basis remained at a relatively constant level and, as a percentage of total revenue, operating expenses decreased from 16.8% in the first quarter of 1997 to 11.6% in the first quarter of 1998, the later of which included 2.7% arising from a stock compensation expense related to certain variable features of the Option Plan. The Option Plan was subsequently amended and restated to remove the variable features, and fixed awards were issued in replacement. The Company anticipates that in future periods, operating expenses will continue to grow in absolute dollars as a consequence of supporting efforts to diversify the Company's product portfolio, expenses related to expected increased sales activity and expenses related to increased capacity. See "Results of Operations -- Quarterly Results of
Operations -- Operating Expenses -- Stock Compensation Expenses," "Risk
Factors -- Dependence on Suppliers of Components and Sub-Assemblies" and
"-- Single Manufacturing Facility; Future Need for Additional Capacity."

     Many of the Company's customers use flexible supply chain management models. These models, such as the just-in-time inventory model, require component suppliers, including HDD manufacturers, to be able to supply components on an as needed basis. To improve overall customer satisfaction and to respond to this trend, component suppliers, such as the Company, have been required to adopt supply models whereby they establish warehouses containing adequate component supplies near their customers' manufacturing sites. These supply models can result in higher working capital requirements and costs in order to maintain higher levels of inventory and also may result in a longer operating cycle. The Company has implemented a just-in-time supply model with certain of its customers including a significant number of its principal PC OEM customers. See "Risk Factors -- Risks of Failed Execution; Changing Customer Business Models."

  Intellectual Property

     As a subsidiary of HEA, the Company had the benefit of certain third-party intellectual property rights on terms that may have been on more favorable than otherwise available to the Company if it were not a subsidiary. In connection with the Offerings, the Company has agreed to pay an allocated share of the license fees associated with such third party rights in annual installments ranging from $1.0 million to $2.3 million through 2007. There can be no assurance that the Company will be able to obtain similar rights in the future on similar terms.

  Revenue Recognition

     The Company generally recognizes revenue upon shipment to its customer. Sales to certain distributors and retailers are governed by agreements providing limited rights of return, as well as price protection on unsold merchandise. Accordingly, the Company records reserves upon shipment for estimated returns, exchanges and credits for price protection. The Company also records reserves for the estimated cost to repair or replace products under warranty at the time of sale. The Company warrants its products against defects in parts and labor for a period of three years from the date of shipment with an additional three months allowed for distributors to account for "shelf life."

  Tax Matters

     Since 1996, the Company has been a member of the HEA Tax Group for U.S. federal income tax purposes. On December 27, 1997, for federal income tax purposes, the Company had NOL carryforwards of approximately $616.7 million and tax credit carryforwards of approximately $18.8 million which will expire beginning in fiscal year 1999. Of the approximately $616.7 million federal income tax NOL carryforwards, approximately $253.0 million were generated before the Company became part of the HEA Tax Group (the "Pre-Affiliation NOL") and approximately $364.0 million were generated after the Company became part of the HEA Tax Group (the "Post-Affiliation NOL").

     Due to the Company's NOLs, the Company has not incurred any significant federal or state income taxes for any of the Company's recent fiscal periods. Prior to the closing of the Offerings and the resulting deconsolidation of the Company from the HEA Tax Group, the Company intends to cause its Singapore subsidiary to pay a dividend which will utilize a substantial portion of the Company's NOL carryforwards. In addition, a substantial portion of the NOL carryforwards will be utilized by the HEA Tax Group for the 1998 tax year. As a result, after the Offerings, there will be a significant reduction in the NOL carryforwards available to the Company for federal income tax purposes.

     As a result of the Company's acquisition by HEA, utilization of approximately $253.0 million of Pre-Affiliation NOL carryforwards and the deduction equivalent of approximately $18.8 million of tax credit carryforwards is limited to approximately $22.4 million per year. If, as is expected, investors acquire more than 50% of the Company's outstanding stock in the Offerings, then the amount of the Company's U.S. federal taxable income for any tax year ending after the date of the Offerings which may be offset by the Company's NOL carryforwards remaining after deconsolidation will be limited to an amount equal to the value of the Company's stock immediately before the ownership change multiplied by the long-term tax exempt rate then in effect (e.g., 5.15% for ownership changes occurring during June
1998).

     While, for financial reporting purposes, the Company's tax loss for the period during which the Company was a member of the HEA Tax Group is computed on a separate tax return basis, utilization and payment for the Company's NOL carryforwards by the HEA Tax Group is governed by the Tax Allocation Agreement. Under the Tax Allocation Agreement, the Company is not reimbursed for utilization of any portion of the Company's NOL carryforwards or other tax attributes by other members of the HEA Tax Group.

     During the period that the Company was a member of the HEA Tax Group, the Company and its subsidiaries filed separate tax returns and consolidated or combined tax returns as part of the HEA Tax Group. After the Offerings, the Company will cease to be a member of the HEA Tax Group. However, the Company will remain liable for tax deficiencies of the entire HEA Tax Group which relate to the period during which the Company was a member of the HEA Tax Group. Although the Company believes that the HEA Tax Group has satisfied all tax obligations for such periods, there can be no assurance that all such obligations have been satisfied or that additional liabilities will not be assessed for such periods. The Company has agreed to indemnify and reimburse HEA if any member of the HEA Tax Group is required to pay any tax, interest or penalty to any taxing authority related to any additional Company separate tax return liability and if there is any additional consolidated or combined tax return liability resulting from revisions to the Company's taxable income. HEA has agreed to indemnify and reimburse the Company if the Company or any of its subsidiaries is required to pay any tax, interest or penalty to any taxing authority related to any separate tax return of any member of the HEA Tax Group other than the Company or its subsidiaries, and if the Company or any of its subsidiaries is required to pay to any taxing authority any amount in excess of the Company's share of the consolidated or combined tax return liability.

  Change in Fiscal Year.

     During 1996, the Company changed its fiscal year end to be consistent with the fiscal year end of HEA. The fiscal year end changed from the last Saturday of March, the date used in the Company's preceding filings of its Form 10-K with the Commission, to the last Saturday of December conforming to HEA's 52/53-week year methodology. The fiscal year ended on December 27, 1997, which is audited, comprises twelve months or 52 weeks. For discussion and analysis purposes it is compared to the unaudited twelve months ended December 28, 1996, also comprising 52 weeks. The audited nine months ended December 28, 1996, comprising 39 weeks, are compared to the unaudited nine months ended December 30, 1995, comprising 40 weeks.

RESULTS OF OPERATIONS

  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED).

     The following table sets forth certain quarterly financial information for each of the five quarters in the fifteen month period ended March 28, 1998. This information is derived from the Company's unaudited Consolidated Financial Statements, prepared on a basis consistent with the Company's audited Consolidated Financial Statements which appear elsewhere in this Prospectus. In the opinion of the Company's management, this information includes all adjustments (consisting only of normal recurring adjustments except for a $14.7 million stock compensation charge recorded in the first quarter of 1998 in connection with the Option Plan) necessary for the fair presentation of such information. Past quarterly operating results are not necessarily indicative of the results that may be expected for future periods. The data should be read in conjunction with the Consolidated Financial Statements, related Notes and other financial information of the Company included elsewhere in this Prospectus. Quarterly results are based on fiscal quarters of thirteen weeks in duration ending on the last Saturday of each quarter. See "-- Overview."

                                                                     THREE MONTHS ENDED
                                        -----------------------------------------------------------------------------
                                          MARCH 29,       JUNE 28,      SEPTEMBER 27,   DECEMBER 27,      MARCH 28,
                                            1997            1997            1997            1997            1998
                                        -------------   -------------   -------------   -------------   -------------
                                         (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
                                                                        (IN MILLIONS)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Revenue...............................     $247.0          $283.1          $392.2          $502.0          $549.6
Cost of revenue.......................      254.1           280.3           370.7           447.8           487.3
                                           ------          ------          ------          ------          ------
    Gross profit (loss)...............       (7.1)            2.8            21.5            54.2            62.3
Operating expenses:
  Research and development............       26.4            25.5            26.7            27.6            33.4
  Selling, general and
    administrative....................       15.1            15.4            15.5            16.6            15.9
  Stock compensation expense..........         --              --              --              --            14.7(1)
                                           ------          ------          ------          ------          ------
    Total operating expenses..........       41.5            40.9            42.2            44.2            64.0(1)
                                           ------          ------          ------          ------          ------
Income (loss) from operations.........      (48.6)          (38.1)          (20.7)           10.0            (1.7)(1)
Interest expense......................       (7.9)           (8.7)          (10.9)           (9.0)           (8.8)
Interest and other income.............        1.8             0.4             0.4            22.4(2)          0.3
                                           ------          ------          ------          ------          ------
Income (loss) before income taxes.....      (54.7)          (46.4)          (31.2)           23.4           (10.2)
Provision for income taxes............        0.3             0.2             0.2             0.3             0.1
                                           ------          ------          ------          ------          ------
Net income (loss).....................     $(55.0)         $(46.6)         $(31.4)         $ 23.1(2)       $(10.3)(1)
                                           ======          ======          ======          ======          ======

                                                                     THREE MONTHS ENDED
                                        -----------------------------------------------------------------------------
                                          MARCH 29,       JUNE 28,      SEPTEMBER 27,   DECEMBER 27,      MARCH 28,
                                            1997            1997            1997            1997            1998
                                        -------------   -------------   -------------   -------------   -------------
AS A PERCENTAGE OF REVENUE:
Revenue...............................     100.0%          100.0%          100.0%          100.0%          100.0%
Cost of revenue.......................      102.9            99.0            94.5            89.2            88.7
                                            -----           -----           -----           -----           -----
Gross profit (loss)...................       (2.9)            1.0             5.5            10.8            11.3
Operating expenses:
  Research and development............       10.7             9.0             6.8             5.5             6.0
  Selling, general and
    administrative....................        6.1             5.5             4.0             3.3             2.9
  Stock compensation expense..........         --              --              --              --             2.7(1)
                                            -----           -----           -----           -----           -----
         Total operating expenses.....       16.8            14.5            10.8             8.8            11.6(1)
                                            -----           -----           -----           -----           -----
Income (loss) from operations.........      (19.7)          (13.5)           (5.3)            2.0            (0.3)
Interest expense......................       (3.2)           (3.0)           (2.8)           (1.8)           (1.7)
Interest and other income.............        0.7             0.1             0.1             4.5             0.1
                                            -----           -----           -----           -----           -----
Income (loss) before income taxes.....      (22.2)          (16.4)           (7.9)            4.7            (1.9)(1)
Provision for income taxes............        0.1             0.1             0.1             0.1             0.0
                                            -----           -----           -----           -----           -----
Net income (loss).....................      (22.3)          (16.5)           (8.0)            4.6            (1.9)(1)
                                            =====           =====           =====           =====           =====

---------------
(1) Total operating expenses, loss from operations and net loss for the three months ended March 28, 1998 reflect a $14.7 million compensation charge related to the variable accounting features of the Option Plan. Without such expense the Company would have had total operating expenses of $49.3 million, income from operations of $13.0 million and net income of $4.4 million. The Option Plan has been amended and restated to remove the variable features and provide for fixed award options. See Note 10 of Notes to Consolidated Financial Statements.

(2) Includes recovery of a $20.0 million reserved note from IMS.

     Revenue. During the five quarter period ended March 28, 1998, the Company's revenue grew by 122.5%, increasing from $247.0 million in the first quarter of 1997 to $549.6 million in the first quarter of 1998. The quarter-to-quarter increase in revenue is attributable primarily to an increase in unit shipments arising from improved time-to-market entry and time-to-volume production and a shift in the Company's customer base to PC OEMs. Revenue growth from increased unit shipments was offset partially by continued rapid price erosion in the HDD market as a whole, which resulted in declining ASPs throughout the period. The Company believes that the effect of market ASP declines on the Company's ASPs was contained somewhat by the Company's improved time-to-market entry and time-to-volume production and by a Company trend toward shipping higher-capacity HDDs, which tend to have higher initial ASPs.

     From the first quarter of 1997 to the first quarter of 1998, revenue from sales to OEMs increased from 54.5% to 75.8% of the Company's revenue. During this period, sales to three of the largest OEMs, Compaq, Dell and IBM, increased from 24.0% to 51.8% of the Company's revenue.

     Cost of Revenue; Gross Profit (Loss). Cost of revenue consists principally of the cost of HDD components purchased from outside vendors, labor and manufacturing overhead. During the five quarter period ended March 28, 1998, gross profit (loss) improved from ($7.1) million in the first quarter of 1997 to $62.3 million in the first quarter of 1998. Gross margin improved, quarter-over-quarter during this period, increasing from (2.9)% in the first quarter of 1997 to 11.3% in the first quarter of 1998. The quarter-over-quarter improvement in gross margin is due primarily to the timely introduction of new higher margin products which achieved market acceptance and higher manufacturing yields. Gross margins also were favorably affected by improved product designs and lower component costs. Growth of the Company's gross margins, however, was constrained partially by continued rapid price erosion in the HDD market as a whole, which resulted in declining ASPs throughout the period. See "Relationship between the Company and HEA -- Purchases from Affiliates."

  Operating Expenses.

     Research and Development Expenses. During each of the five quarters ended March 28, 1998, the Company made substantial R&D investments primarily related to improving the Company's competitiveness in areal density. R&D as a percentage of revenue decreased from 10.7% to 5.5% during the 1997 fiscal year while the absolute dollar level of R&D spending during each quarter of the 1997 fiscal year remained relatively constant. In the first quarter of 1998, however, R&D spending increased to $33.4 million, or 6.0% of revenue, from $27.6 million, or 5.5% of revenue, in the fourth quarter of 1997. This increase was due to the Company's efforts to develop new products for the desktop PC market and future products in other HDD market segments. The Company anticipates that R&D expenses will continue to increase in absolute dollars during 1998 due to continuing efforts to diversify the Company's product portfolio. See "-- Overview."

     Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses consist mainly of employee-related expenses, including sales commissions, and outside services. During the five quarter period ended March 28, 1998, the Company's SG&A expenses as a percentage of revenue declined from a high of 6.1% in the first quarter of 1997 to a low of 2.9% during the first quarter of 1998. During this five quarter period, SG&A expenses were relatively flat on an absolute dollar basis, except for the fourth quarter of 1997, when they increased primarily due to an accrual for company-wide employee incentive bonuses resulting from above-target performance during 1997 and, to a lesser extent, an increase in sales and marketing personnel. The decrease in SG&A expenses as a percentage of revenue during this five quarter period is due to the increase in the Company's revenue combined with the Company's ongoing cost control efforts. The Company anticipates that SG&A expenses will increase in absolute dollars during 1998 due to expenses related to expected increased sales activity.

     Stock Compensation Expense. In 1996 the Company adopted the Option Plan, pursuant to which substantially all of the Company's domestic employees and certain international employees received options under the Option Plan which resulted in variable accounting treatment. The Company recorded a non-cash compensation expense of $14.7 million in the first quarter of 1998, related to the difference between the estimated fair market value of its stock as of March 28, 1998 and the exercise price of the options granted under the Option Plan between May 1996 and October 1997. If this expense were not incurred in the first quarter of 1998, the Company would have realized net income of $4.4 million in such period. The Company amended and restated the Option Plan to remove the features which resulted in variable accounting. The Company will incur non-cash stock compensation expense in connection with the Amended Plan in each quarter through [the end of] fiscal year 2001 in amounts expected to decrease from a high of approximately $2.3 million in the second quarter of 1998 to a low of approximately $0.1 million in the fourth quarter of 2001, assuming all options remain in effect. After that point, no further stock compensation expenses will be incurred in connection with the Amended Plan. MMC has agreed to reimburse the Company for any stock compensation expenses arising from grants made to MMC employees under the Option Plan. See "Overview."

     Interest Expense. During the five quarter period ended March 28, 1998, the Company's interest expense as a percentage of revenue declined from a high of 3.2% in the first quarter of 1997 to a low of 1.7% in the first quarter of 1998. During the first three quarters of 1997, the Company's interest expense increased due to a growth in short-term borrowings used to fund the Company's operations. During the fourth quarter of 1997 and first quarter of 1998, the Company's interest expense declined due to conversion of $200.0 million of subordinated debt held by HEA into equity in the Company with an associated reduction in interest payments, and a reduction in other debt of $53.9 million. The benefits derived from such debt reductions were, however, partially offset by an increase in the Company's interest expense due to higher interest rates applied to the Company's intercompany loan from HEA and bank credit facilities, in each case as a result of the higher cost of borrowing resulting from changes in the economic environment in Korea.

     Interest and Other Income. During the five quarter period ended March 28, 1998, the Company's interest and other income remained relatively constant at approximately 0.1% of revenue, except for one time events in the first and fourth quarters of 1997 which related to the recovery of a $1.3 million fully reserved note issued to the Company by Storage Dimensions, Inc. ("SDI") and a $20.0 million fully reserved note issued to the Company by IMS.

     Potential Fluctuations in Quarterly Results. The Company has experienced, and expects to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, the Company believes that period to period comparisons of its operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. The Company's operating results may be subject to significant quarterly fluctuations as a result of a number of factors, including: (i) the Company's ability to be among the first to volume production with competitive products in a timely manner; (ii) fluctuations in HDD product demand as a result of the cyclical and seasonal nature of the PC industry; (iii) the availability and extent of utilization of manufacturing capacity; (iv) unanticipated changes in product or customer mix; (v) entry of new competitors; (vi) the lengthy, complex and difficult process of qualifying the Company's products with its customers; (vii) cancellation or rescheduling of significant orders; (viii) deferrals of customer orders in anticipation of new products or enhancements;
(ix) the impact of price protection measures and return privileges granted by the Company to certain distributors; (x) component and raw material costs and availability, particularly with respect to components obtained from sole or limited sources; (xi) the availability of adequate capital resources; (xii) increases in R&D expenditures to maintain the Company's competitive position;
(xiii) changes in the Company's strategy; (xiv) personnel changes; and (xv) other general economic and competitive factors. Moreover, since a large portion of the Company's operating expenses, including rent, salaries, capital lease and debt payments and equipment depreciation, are relatively fixed and difficult to reduce or modify, the adverse effect of any decrease in revenue as a result of fluctuations in product demand or otherwise will be magnified by the fixed nature of such operating expenses and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Potential Fluctuations in Quarterly Results; Average Selling Price Erosion; Management of Growth."

THREE MONTHS ENDED MARCH 29, 1997 COMPARED TO THREE MONTHS ENDED MARCH 28, 1998 (UNAUDITED).

                                                               THREE MONTHS ENDED
                                                              ---------------------
                                                              MARCH 29,   MARCH 28,
                                                                1997        1998
                                                              ---------   ---------
                                                                  (IN MILLIONS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue.....................................................   $247.0      $549.6
Cost of revenue.............................................    254.1       487.3
                                                               ------      ------
  Gross profit (loss).......................................     (7.1)       62.3
Operating expenses:
  Research and development..................................     26.4        33.4
  Selling, general and administrative.......................     15.1        15.9
  Stock compensation expense................................       --        14.7(1)
                                                               ------      ------
  Total operating expenses..................................     41.5        64.0(1)
                                                               ------      ------
Loss from operations........................................    (48.6)       (1.7)(1)
Interest expense............................................     (7.9)       (8.8)
Interest and other income...................................      1.8         0.3
                                                               ------      ------
Loss before income taxes....................................    (54.7)      (10.2)
Provision for income taxes..................................      0.3         0.1
                                                               ------      ------
Net loss....................................................   $(55.0)     $(10.3)(1)
                                                               ======      ======

                                                               THREE MONTHS ENDED
                                                              ---------------------
                                                              MARCH 29,   MARCH 28,
                                                                1997        1998
                                                              ---------   ---------
AS A PERCENTAGE OF REVENUE:
Revenue.....................................................    100.0%      100.0%
Cost of revenue.............................................    102.9        88.7
                                                               ------      ------
  Gross profit (loss).......................................     (2.9)       11.3
Operating expenses:
  Research and development..................................     10.7         6.0
  Selling, general and administrative.......................      6.1         2.9
  Stock compensation expense................................       --         2.7(1)
                                                               ------      ------
  Total operating expenses..................................     16.8        11.6(1)
                                                               ------      ------
Loss from operations........................................    (19.7)       (0.3)(1)
Interest expense............................................     (3.2)       (1.7)
Interest and other income...................................      0.7         0.1
                                                               ------      ------
Loss before income taxes....................................    (22.2)       (1.9)
Provision for income taxes..................................      0.1          --
                                                               ------      ------
Net loss....................................................    (22.3)       (1.9)(1)
                                                               ======      ======

---------------
(1) Total operating expenses, loss from operations and net loss for the three months ended March 28, 1998 reflect a $14.7 million compensation charge related to the variable accounting features of the Option Plan. Without such charge, the Company would have had total operating expenses of $49.3 million, income from operations of $13.0 million and net income of $4.4 million. The Option Plan has been amended and restated to remove the variable features and provide for fixed award options. See Note 10 of Notes to Consolidated Financial Statements.

     Revenue. Between the first quarter of 1997 and the first quarter of 1998, the Company's revenue grew by 122.5%, increasing from $247.0 million in the first quarter of 1997 to $549.6 million the first quarter of 1998. This increase in revenue is attributable primarily to an increase in unit shipments arising from improved time-to-market entry and time-to-volume production and a strengthening of the Company's customer base. Revenue growth from increased unit shipments was partially offset by continued rapid price erosion in the HDD market as a whole, which resulted in declining ASPs throughout the period. The Company believes that the effect of HDD market ASP declines on the Company ASPs was contained somewhat by the Company's improved time-to-market entry and time-to-volume production and by a Company trend toward shipping higher-capacity HDDs, which tend to have higher initial ASPs.

     From the first quarter of 1997 to the first quarter of 1998, revenue from sales to OEMs increased from 54.5% to 75.8% of the Company's revenue. During this period, sales to three of the largest OEMs, Compaq, Dell and IBM, increased from 24.0% to 51.8% of the Company's revenue.

     Gross Profit (Loss). Gross profit (loss) improved from ($7.1) million in the first quarter of 1997 to $62.3 million in the first quarter of 1998. Gross margin increased from (2.9)% in the first quarter of 1997 to 11.3% in the first quarter of 1998. The improvement in gross margin is due to the timely introduction of new higher margin products which achieved market acceptance and higher manufacturing yields. Gross margin also was favorably affected by improved product designs which led to improved manufacturing yields and lower component costs. Growth of the Company's gross margins, however, was constrained partially by continued rapid price erosion in the HDD market as a whole, which resulted in declining ASPs for the Company's products. See "Relationship Between the Company and Hyundai -- Purchases from Affiliates."

     Operating Expenses.

     Research and Development Expenses. R&D as a percentage of revenue decreased from 10.7% in the first quarter of 1997 to 6.0% in the first quarter of 1998 while the absolute dollar level of R&D spending during the same periods increased from $26.4 million to $33.4 million. This increase was due to the Company's efforts to develop new products for the desktop PC market and future products in other HDD market segments.

     Selling, General and Administrative Expenses. SG&A expenses as a percentage of revenue declined from 6.1% in the first quarter of 1997 to 2.9% during the first quarter of 1998 while the absolute dollar level of SG&A expenses was relatively flat at $15.1 million and $15.9 million, respectively. The decrease in SG&A expenses as a percentage of revenue between these periods was due to the increase in the Company's revenues combined with the Company's ongoing cost control efforts.

     Stock Compensation Expense. In 1996 the Company adopted the Option Plan, pursuant to which substantially all of the Company's domestic employees and certain international employees received options under the Option Plan which resulted in variable accounting treatment. The Company recorded a non-cash compensation expense of $14.7 million in the first quarter of 1998, related to the difference between the estimated fair market value of its stock as of March 28, 1998 and the exercise price of the options granted under the Option Plan between May 1996 and October 1997. The Company amended and restated the Option Plan to remove the features which resulted in variable accounting. If this expense were not incurred in the first quarter of 1998, the Company would have realized net income of $4.4 million for the first quarter.

     Interest Expense. Interest expense as a percentage of revenue declined from 3.2% in the first quarter of 1997 to 1.7% in the first quarter of 1998, while the absolute dollar level of interest expense increased from $7.9 million in the first quarter of 1997 to $8.8 million in the first quarter of 1998. Interest expense increased 65.2% from $22.1 million in 1996 to $36.5 million in 1997. This increase was due to a substantial growth in short-term and long-term borrowings required to fund the Company's operations. The increase in the absolute dollar amount of the Company's interest expense between the first quarter of 1997 and the first quarter of 1998 was, due, in part, to higher interest rates applied to the Company's intercompany loan from HEA and bank credit facilities, in each case as a result of the higher cost of borrowing resulting from changes in the economic environment in Korea. The Company had $274.8 million of short-term and $224.1 million of long-term credit borrowings outstanding at March 29, 1997, as compared to $130.9 million of short-term and $219.0 of long-term credit borrowings outstanding at March 28, 1998.

     Interest and Other Income. Interest and other income declined from $1.8 million to $0.3 million between the first quarter of 1997 and the first quarter of 1998. The higher rate of interest income in the first quarter of 1997 resulted from the recovery of a $1.3 million fully reserved note issued to the Company by SDI.

     TWELVE MONTHS ENDED DECEMBER 28, 1996 COMPARED TO TWELVE MONTHS ENDED DECEMBER 27, 1997. IN THE FOLLOWING DISCUSSION, REFERENCES TO 1996 ARE TO THE TWELVE MONTHS ENDED DECEMBER 28, 1996 AND REFERENCES TO 1997 ARE TO THE FISCAL YEAR ENDED DECEMBER 27, 1997.

                                                                  TWELVE MONTHS ENDED
                                                              ----------------------------
                                                              DECEMBER 28,    DECEMBER 27,
                                                                  1996            1997
                                                              ------------    ------------
                                                              (UNAUDITED)
                                                                     (IN MILLIONS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue.....................................................    $1,113.8        $1,424.3
Cost of revenue.............................................     1,191.7         1,352.9
                                                                --------        --------
  Gross profit (loss).......................................       (77.9)           71.4
Operating expenses:
  Research and development..................................       113.1           106.2
  Selling, general and administrative.......................        82.9            62.6
                                                                --------        --------
  Total operating expenses..................................       196.0           168.8
                                                                --------        --------
Loss from operations........................................      (273.9)          (97.4)
Interest expense............................................       (22.1)          (36.5)
Interest and other income...................................         1.3            25.0(1)
                                                                --------        --------
Loss before income taxes....................................      (294.7)         (108.9)
Provision for income taxes..................................         1.5             1.0
                                                                --------        --------
Net loss....................................................    $ (296.2)       $ (109.9)(1)
                                                                ========        ========

                                                                  TWELVE MONTHS ENDED
                                                              ----------------------------
                                                              DECEMBER 28,    DECEMBER 27,
                                                                  1996            1997
                                                              ------------    ------------
                                                              (UNAUDITED)
AS A PERCENTAGE OF REVENUE:
Revenue.....................................................       100.0%          100.0%
Cost of revenue.............................................       107.0            95.0
                                                                --------        --------
  Gross profit (loss).......................................        (7.0)            5.0
Operating expenses:
  Research and development..................................        10.2             7.5
  Selling, general and administrative.......................         7.4             4.4
                                                                --------        --------
  Total operating expenses..................................        17.6            11.9
                                                                --------        --------
Loss from operations........................................       (24.6)           (6.9)
Interest expense............................................        (2.0)           (2.6)
Interest and other income...................................         0.1             1.8(1)
                                                                --------        --------
Loss before income taxes....................................       (26.5)           (7.7)
Provision for income taxes..................................         0.1             0.1
                                                                --------        --------
Net loss....................................................       (26.6)           (7.8)(1)
                                                                ========        ========

---------------
(1) Includes recovery of a $20.0 million fully-reserved note from IMS.

     Revenue. Between 1996 and 1997, the Company's revenue grew by 27.9%, increasing from $1,113.8 million to $1,424.3 million. The increase in revenue is attributable primarily to an increase in unit shipments arising from improved time-to-market entry and time-to-volume production and a strengthening of the Company's customer base during 1997. Revenue growth from increased unit shipments was partially offset by continued rapid price erosion in the HDD market as a whole, which resulted in declining ASPs throughout the period. The Company believes that during 1997 the effect of HDD market ASP declines on the Company's ASPs was contained somewhat by the Company's improved time-to-market entry and time-to-volume production and by a Company trend toward shipping higher-capacity HDDs, which tend to have higher initial ASPs.

     From 1996 to 1997, revenue from sales to OEMs increased from 52.7% to 64.4% of the Company's revenue, even though the 1997 results did not include any revenues from IMS while the 1996 results include $44.0 million in OEM revenues attributable to IMS (in which the Company held a controlling interest prior to June 1996). During 1997, sales to three of the largest OEMs, Compaq, Dell and IBM, increased from 10.8% to 37.8% of the Company's revenues.

     Gross profit (loss). Gross profit (loss) improved from a loss of $77.9 million in 1996 to a profit of $71.4 million in 1997. Gross margin increased from (7.0)% for 1996 to 5.0% for 1997. The improvement in gross margin in 1997 is due primarily to the timely introduction of new higher margin products which achieved market acceptance and higher manufacturing yields. During 1997, gross margin also was favorably affected by improved product designs and lower component costs. Growth of the Company's gross margin during 1997, however, was partially constrained by continued rapid price erosion in the HDD market as a whole which resulted in declining ASPs for the Company's products.

  Operating Expenses

     Research and Development Expenses. R&D expense as a percentage of revenue decreased from 10.2% in 1996 to 7.5% in 1997, while the absolute dollar level of R&D spending during 1997 declined only slightly from 1996 levels. During 1997 R&D expenditures were focused on desktop HDDs as a result of the rationalization of the Company's product and technology roadmap to focus on desktop HDDs utilizing a single core technology platform and MR head technology.

     Selling, General and Administrative Expenses. SG&A expense as a percentage of revenue declined from 7.4% in 1996 to 4.4% in 1997, while the absolute dollar level of SG&A spending declined from $82.9 million to $62.6 million over the same period. Starting in the second half of 1996, SG&A expenses were reduced as a result of the Company's cost reduction efforts, as well as the sale of the majority ownership interest in IMS in June 1996. While substantial expense reductions occurred in 1996, the Company focused on cost containment in 1997.

     Interest Expenses. Interest expense increased 65.2% from $22.1 million in 1996 to $36.5 million in 1997. This increase was due to a substantial growth in short-term and long-term borrowings required to fund the Company's operations. During the fourth quarter of 1997, the Company's interest expense was offset by the conversion of $200.0 million of subordinated debt held by HEA into equity in the Company with an associated reduction in interest payments. The benefit derived from such debt reduction was, however, partially offset by an increase in the Company's interest expense due to higher interest rates applied to the Company's intercompany loan from HEA and bank credit facilities, in each case as a result of the higher cost of borrowing resulting from changes in the economic environment in Korea. The Company had $165.1 million of short-term and $224.3 million of long-term indebtedness outstanding at December 27, 1997, as compared to $149.8 million of short-term and $229.1 of long-term indebtedness outstanding at December 28, 1996.

     Interest and Other Income. Interest and other income increased from $1.3 million in 1996 to $25.0 million in 1997 due to the recovery of a $1.3 million fully reserved note issued to the Company by SDI, and a $20.0 million fully reserved note issued to the Company by IMS.

     NINE MONTHS ENDED DECEMBER 30, 1995 COMPARED TO THE NINE MONTHS ENDED DECEMBER 28, 1996.

                                                                   NINE MONTHS ENDED
                                                              ----------------------------
                                                              DECEMBER 30,    DECEMBER 28,
                                                                  1995            1996
                                                              ------------    ------------
                                                              (UNAUDITED)
                                                                     (IN MILLIONS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue.....................................................     $954.0         $ 798.9
Cost of revenue.............................................      893.4           888.9
                                                                 ------         -------
  Gross profit (loss).......................................       60.6           (90.0)
                                                                 ------         -------
Operating expenses:
  Research and development..................................       69.4            87.8
  Selling, general and administrative.......................       60.5            60.7
Other.......................................................        4.5              --
                                                                 ------         -------
  Total operating expenses..................................      134.4           148.5
                                                                 ------         -------
Loss from operations........................................      (73.8)         (238.5)
Interest expense............................................       (7.8)          (18.1)
Interest and other income...................................        0.8             1.0
                                                                 ------         -------
Loss before income taxes....................................      (80.8)         (255.6)
Provision for income taxes..................................        2.1             0.8
                                                                 ------         -------
Net loss....................................................     $(82.9)        $(256.4)
                                                                 ======         =======

                                                                   NINE MONTHS ENDED
                                                              ---------------------------
                                                              DECEMBER 30,   DECEMBER 28,
                                                                  1995           1996
                                                              ------------   ------------
                                                              (UNAUDITED)
AS A PERCENTAGE OF REVENUE:
Revenue.....................................................     100.0%         100.0%
Cost of revenue.............................................      93.6          111.3
                                                                 -----          -----
  Gross profit (loss).......................................       6.4          (11.3)
                                                                 -----          -----
Operating expenses:
  Research and development..................................       7.3           11.0
  Selling, general and administrative.......................       6.3            7.6
Other.......................................................       0.5             --
                                                                 -----          -----
  Total operating expenses..................................      14.1           18.6
                                                                 -----          -----
Loss from operations........................................      (7.7)         (29.9)
Interest expense............................................      (0.8)          (2.3)
Interest and other income...................................       0.1            0.1
                                                                 -----          -----
Loss before income taxes....................................      (8.4)         (32.1)
Provision for income taxes..................................       0.2            0.1
                                                                 -----          -----
Net loss....................................................      (8.6)         (32.2)
                                                                 =====          =====

     Revenue. For the nine month period ended December 28, 1996 as compared to the nine month period ended December 30, 1995, revenue decreased by 16.3%. This decrease was attributable primarily to an approximately 22.0% decline in unit shipments and continued rapid price erosion in the HDD market as a whole which resulted in declining ASPs for the Company's products throughout the period. During the nine month period ended December 28, 1996, revenue from the OEM customer channel declined from the comparable 1995 period by 32.0% due to delayed product introductions and product performance and quality problems. This decline was offset partially by a 17.0% increase in revenue from sales to distributors. Part of the revenue decrease during the 1996 period is also attributable to the sale of a majority ownership interest in IMS in June 1996. Revenue for 1995 also reflects a 40-week period as compared to a 39-week period for 1996, as the first quarter of 1995 was extended to realign the Company's fiscal year with HEA's fiscal year.

     Gross Profit (loss). For the nine month period ended December 28, 1996 as compared to the nine month period ended December 30, 1995, gross profit decreased by 248.5%, primarily due to the decrease in unit shipments and a substantial decline in ASPs discussed above. In June 1996, the Company incurred a $42.3 million charge for products in inventory and scheduled to be built over the following six months which had market prices lower than cost. Furthermore, in 1996, the Company incurred one-time charges of $6.5 million related to the consolidation of its manufacturing operations to a single facility in Singapore, including the closure of a head stack assembly plant in Thailand.

  Operating Expenses.

     Research and Development Expenses. Between the nine month periods ended December 30, 1995 and December 28, 1996, R&D expenses increased from $69.4 million to $87.8 million, respectively. This increase was due to the Company's establishment in 1996 of the advanced technology group in Milpitas, California and a production engineering group in Singapore. In the third quarter of the 1996 period, the Company incurred charges of approximately $4.5 million related to obsolete equipment and internally built equipment not utilized due to rapid changes in product volumes and mix during the latter half of 1996.

     Selling, General and Administrative Expenses. During the 1996 period as compared to the 1995 period, the absolute dollar level of SG&A expenses remained relatively unchanged; however, such expenses increased as a percentage of revenue primarily due to the decrease in the Company's revenue base. Certain SG&A expenses decreased during the 1996 period due to reductions in the Company's workforce and savings associated with the sale of a majority ownership interest in IMS in June 1996. This decrease in SG&A expenses was offset by charges related to severance costs incurred throughout 1996, caused by a substantial change in executive staff.

     Other Expenses. Other expenses in 1995 consisted of $4.5 million of professional fees related to the acquisition of the Company by HEA.

     Interest Expense. For the nine month period ended December 28, 1996 as compared to the nine month period ended December 30, 1995, interest expense increased due to a growth in short-term and long-term borrowings used to fund the Company's operations. The Company had $149.8 million of short-term and $229.1 million of long-term indebtedness outstanding at December 28, 1996, compared to $99 million of short-term indebtedness outstanding at December 30, 1995.

     Interest and Other Income. During the nine month period ended December 28, 1996, interest income increased slightly due to the availability of cash for investing purposes.

YEAR 2000 COMPLIANCE

     The Company is preparing to implement a new enterprise-wide information system provided by SAP, AG, in the third quarter of 1998. The SAP System is designed to automate more fully the Company's business processes and will affect most functional areas, including, without limitation, finance, procurement, inventory control, collections, order processing and manufacturing, and its implementation will require certain upgrades in the Company's existing computer hardware systems. Historically, there have been substantial delays in implementation of such systems at other companies. Unlike most companies, which implement new information systems in stages over time, the Company has chosen to install and activate the SAP System across most functional areas of the Company simultaneously. The Company believes it is among the first to undertake such a broad, simultaneous implementation of the SAP System. This approach may substantially increase the risk of delay or failure in the system implementation. Implementation of the SAP System will be complex, expensive and time intensive and its successful implementation could be adversely affected by various factors, including: (i) any failure to provide adequate training to employees; (ii) any failure to retain skilled members of the implementation team or find suitable replacements for such personnel; (i) the scope of the implementation plan being expanded by unanticipated changes in the Company's business; (iii) any inability to extract data from the Company's existing information system and convert that data into a format that can be accepted by the SAP System; (iv) any failure to devise and run appropriate testing procedures that accurately reflect the demands that will be placed on the new system following its implementation; and following its implementation; and (vi) any failure to develop and implement adequate fall-back procedures in the event that difficulties or delays arise during the initial start-up phase of the SAP System.

     In connection with the implementation of the SAP System, the Company may experience functional and performance problems, including problems relating to the SAP System's response time and data integrity. In addition, resolution of any such problems could entail additional costs. Moreover, as a result of the Company's simultaneous implementation approach, the Company will not have an operational backup information system in the event of a failure of the SAP System. There can be no assurance that the Company will be able to implement the SAP System successfully on a timely and cost effective basis or that the SAP System will not fail or prove to be unsuitable for the Company's needs. The inability of the Company to implement or resolve problems with the SAP System in a timely manner could have a material adverse effect on the Company's business, financial condition and results of operations. No amounts have been accrued in the Company's Consolidated Financial Statements included elsewhere in this Prospectus for any probable expenses or lost revenue that could result from problems in implementing the SAP System. See "Relationship between the Company and Hyundai" and "Certain Transactions."

LIQUIDITY AND CAPITAL RESOURCES

     At March 28, 1998, the Company had $13.3 million in cash and cash equivalents as compared to $16.9 million at December 27, 1997. Operating activities provided net cash of $33.6 million for the three month period ended March 28, 1998 as compared to utilizing net cash of $82.6 million for the three month period ended March 29, 1997. Cash provided by operating activities for the quarter ended March 28, 1998 was generated principally by operations and supplemented by a decrease in working capital. The increase in cash generated from operations was primarily due to increased sales and improved margins. Investing activities provided $1.7 million. During the quarter, the Company paid down debt of $38.9 million.

     At December 27, 1997, the Company had $16.9 million in cash and cash equivalents as compared to $31.3 million at December 28, 1996. Net cash used in operating activities was $146.7 million during fiscal year 1997. Cash used in operating activities was utilized to fund a net loss of $109.9 million (other than $65.6 million of non-cash depreciation and amortization expense included therein), an increase in accounts receivable and inventories totaling $142.5 million and $74.4 million, respectively, was offset by an increase in accounts payable of $102.1 million. The increases in accounts receivables, inventories and accounts payable resulted from increased unit shipments. Net cash used in investing activities of $61.3 million consisted primarily of capital expenditures to add manufacturing capacity in the Singapore facility, to effect the transition from thin-film to MR head technology and to improve operating efficiency. Cash used in both operating and investing activities was provided through approximately $265.0 million in working capital loans from HEA ($200.0 million of which was converted into equity in December 1997). In addition, the Company paid off $65.0 million of bank debt during 1997.

     At March 28, 1998, the Company had $350.5 million of short-term and long-term unsecured debt comprised of $200.5 million of credit facilities from various banks, $55.0 million of inter-company debt from HEA and $95.0 million of publicly-traded convertible debt. The Company will use part of the net proceeds from the Offerings to repay all of the Bank Debt and the inter-company loan of $55.0 million. The remaining amount of the proceeds will be available for capital expenditures, working capital and general corporate purposes.

     As of March 28, 1998, HEI guaranteed $170.0 million of the Bank Debt. Due to the economic conditions in Korea and a significant recent devaluation of the Korean Won versus the U.S. Dollar, HEI was not in technical compliance with certain financial covenants associated with its guarantee for the year ended December 27, 1997. This non-compliance by HEI was waived by the lending banks in June 1998 in exchange for the replacement of HEI by HHI, a partial owner of HEA, as the guarantor and an increase in pricing to reflect borrowing rates based on HHI's current credit rating. This waiver is subject to closing all the related documentation. The Company has closed the waiver agreements with respect to $160.0 million of the Bank Debt now guaranteed by HHI. The noncompliance also results in a cross-default under a demand facility with $30.0 million outstanding principal amount as of March 28, 1998 that is not guaranteed. The Company believes that it will be able to obtain a waiver for the remaining $10.0 million of the guaranteed bank debt and the remaining cross-default under the $30 million demand facility.

     The Company also has an asset securitization program under which the Company sells its accounts receivable on a non-recourse basis. At March 28, 1998, $100.0 million of accounts receivable was securitized under the program. Continuance of the program is subject to certain conditions, including a condition that all of the long-term public senior debt securities of HHI not fall below a specified rating. In addition, the securitization program remains subject to certain conditions subsequent related to obtaining a performance guarantee from HHI of the obligations of the Company and certain of its affiliates under the securitization program. The Company must satisfy these conditions subsequent by June 14, 1998 and presently believes that it will be able to satisfy these conditions. The Company is currently exploring alternatives to establish a replacement asset securitization program and/or credit facilities which will not require any support from any affiliate of HEA. The Company believes it will be able to obtain such an asset securitization program and/or credit facilities. If, however, the Company is unable to satisfy the conditions subsequent or obtain alternative financing, there will be a material adverse impact on the business, financial condition and results of operations of the Company.

     The Company has been investing significant amounts of capital to increase the capacity and enhance the productivity of its Singapore manufacturing facility. In the twelve month period ended December 27, 1997, the nine month period ended December 28, 1996 and the twelve month period ended March 30, 1996, the Company made capital expenditures, net of disposals, of $81.9 million, $53.4 million and $72.3 million, respectively. During 1998, capital expenditures are expected to be approximately $100.0 million, to be used principally for adding manufacturing capacity and implementing the Company's SAP program and other related information technology systems. The Company anticipates that it may need additional manufacturing capacity as early as the beginning of the year 2000. In anticipation of that need, in the summer of 1997, HEI began construction of the Dalian Facility, a 450,000 square foot manufacturing facility in Dalian, China for the purpose of making additional manufacturing capacity available to Maxtor. The Dalian Facility is only partially completed and construction is continuing at a reduced pace. HEI has expended approximately $23.0 million on the construction to date. An additional estimated $60.0 million investment will be required to complete the Dalian Facility to the point where manufacturing lines can be installed, and an estimated additional $25.0 million of machinery and equipment will be required to make the facility ready for its initial phase of operations. The Company and HEI have agreed to discuss the terms under which the Dalian Facility will be completed and by which the Company would either buy or lease the Dalian Facility from HEI, and the Company intends to utilize the Dalian Facility if acceptable terms can be agreed upon. There can be no assurance that the Company will be able to successfully negotiate any such agreement with HEI or that the Dalian Facility will be completed by the time Maxtor requires additional capacity. The terms of any agreement with regard to the Dalian Facility is subject to the approval of the Affiliated Transactions Committee of the Board. Moreover, any such agreement would be conditioned on the transfer of HEI's business license for the Dalian Facility and the transfer of HEI's tax holiday status and other regulatory concessions in Dalian to the Company. If the Company is unable to reach agreement with HEI on acceptable terms or obtain the tax holiday status and other regulatory concessions and the applicable business license, the Company may need to acquire additional manufacturing capacity at other sites. In addition to the Dalian Facility, the Company currently is investigating other manufacturing facilities within Asia. Although the Company believes that alternative manufacturing facilities will be available, a failure by the Company to obtain, on a timely basis, a facility or facilities which allow the Company to meet its customers' demands will limit the Company's growth and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Need for Additional Capital," "-- Single Manufacturing Facility; Future Need for Additional Capacity." "-- Dependance on International Operation; Risks from International Sales," "Business -- Manufacturing" and "Certain Transactions."

     The Company believes that the proceeds of the Offerings, together with cash generated from operations and borrowing capacity, will be sufficient to fund its operations through at least the next 12 months. The Company requires substantial working capital to fund its business, particularly to finance accounts receivables and inventory, and to invest in property and equipment. The Company may seek long-term financing arrangements, including a line of credit to fund its future capacity expansion plans, as necessary. However, the Company's cash needs will depend on, among other things, demand in the desktop HDD market and pricing conditions. There can be no assurance that lower than expected revenue, increased expenses, decisions to increase capacity or other events including the acquisition of technology, products or businesses will not cause the Company to seek more capital, or to seek capital sooner than currently expected. If the Company needs additional capital, there can be no assurance that such additional financing can be obtained, or, if obtained, that it will be available on satisfactory terms. The failure to obtain additional financing on satisfactory terms would also hinder the Company's ability to invest in capital expenditures or in research and development and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Risks Associated with Leverage," "-- Need for Additional Capital" and "Relationship Between the Company and Hyundai."

NEW ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement issued SFAS No 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard becomes effective for fiscal years beginning after December 15, 1997, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs related to software developed or obtained for internal use should be capitalized or expensed. The SOP is effective for transactions entered into for fiscal years beginning after December 15, 1998. The Company has reviewed the provisions of the SOP and does not believe adoption of this standard will have a material effect upon its results of operations, financial position or cash flows.

                                    BUSINESS

     The following discussion contains forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the anticipated growth in the market for the Company's products, the Company's expected manufacturing capacity, the belief of the Company as to its future operating performance and other statements that are not historical facts. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Maxtor is a leading provider of HDD storage products for desktop PC systems. The Maxtor DiamondMax product family consists of 3.5-inch form factor HDDs with storage capacities which range from approximately 2.1 GB to 11.5 GB. These products have a number of features including high speed interfaces for greater data throughput, a robust mechanical design for improved reliability, MR head technology and a DSP-based electronic architecture that, when combined, provides industry-leading benchmark performance. The DiamondMax 2880, introduced in February 1998, is Maxtor's fourth generation MR head drive, the fifth drive utilizing the Company's DSP-based electronic architecture, and the seventh drive based on the Company's Formula 4 mechanical architecture. The Company's customers are leading PC OEMs, including Compaq, Dell and IBM; distributors, such as Ingram; and retailers, such as Best Buy and CompUSA.

COMPANY BACKGROUND

     The Company was founded in 1982 and completed an initial public offering of common stock in 1986. In the mid-1980's, the Company was a leading technology innovator in the HDD industry. As is true today, the HDD industry during the 1980's was intensely competitive, and characterized by rapid technological change, rapid rates of product and technology obsolescence, changing customer requirements, dramatic shifts in market share and significant erosion of ASPs. In an effort to mitigate the risks associated with these factors, the Company pursued all major product segments in the HDD market, utilizing multiple product families and technology platforms. This costly strategy added significant complexity to the business which caused the Company to delay or miss a number of key product introductions and ultimately led to the deterioration of the Company's overall financial condition. As a result of this deterioration, the Company sold a 40% stake to HEI and its affiliates in 1994.

THE MAXTOR TURNAROUND

     In early 1996, HEA acquired all of the remaining publicly-held shares of the Common Stock and then acquired all of the remaining Common Stock from HEI and its affiliates. Shortly thereafter, HEA invested in renewed efforts to revitalize the Company. In July 1996, the Company hired Michael R. Cannon, its current Chief Executive Officer and President, a 20 year veteran of the HDD industry, who had previously served in senior management positions in the systems storage division at IBM, SyQuest Technology ("SyQuest") and Control Data Corporation. With a view toward capturing business at leading desktop PC OEMs, Mr. Cannon identified four key areas requiring improvement:

     Corporate Leadership. To provide strong leadership and the required focus on execution, the Company recruited and promoted seasoned, industry veterans for key senior management positions. In addition to Mr. Cannon, these management changes included Paul J. Tufano, hired to serve as the Company's Vice President, Finance, and Chief Financial Officer, who previously had spent more than 17 years in a variety of management positions at IBM; Dr. Victor B. Jipson, who was promoted to the position of Senior Vice President, Engineering, and previously had spent 16 years at IBM in a variety of research, technical strategy, product strategy, research and development, and general management positions; William F. Roach, the Company's Senior Vice President, Worldwide Sales and Marketing who previously had spent 20 years in a variety of sales and marketing management positions at Quantum and Intel Corp.; and K.H. Teh, the Company's Vice President, Worldwide Manufacturing, who previously had spent 20 years in a variety of manufacturing management positions at Iomega Corp. ("Iomega"), Quantum and SyQuest. In addition, the

Company added personnel with significant industry experience to its engineering, manufacturing, procurement, human resources and sales and marketing departments.

     Cost Competitiveness. In the third quarter of 1996, Maxtor aggressively moved to reduce its cost structure. The Company ceased utilizing an HDD manufacturing facility owned and operated by HEI in Korea and consolidated its volume HDD manufacturing facilities in Singapore. Maxtor also closed its sub-assembly manufacturing facility in Thailand and sold its majority interest in IMS, its former PCB division, to certain members of IMS management and institutional investors. These actions helped reduce the Company's workforce by approximately 54%. The Company also removed layers of management and implemented strict discretionary expense controls. In addition, the Company improved the productivity of its research and development expenditures by rationalizing its technology and product roadmap to focus on desktop PC HDDs using a single core technology platform.

     Timely Introduction of New Products. Maxtor's new management team took a number of steps designed to improve time-to-market entry, time-to-volume manufacturing, quality, performance and manufacturability of its products, and the effectiveness and efficiency of the Company's research and development expenditures. In particular, the Company: (i) simplified its product and technology roadmap by canceling its 5.25-inch and 2.5-inch programs; (ii) focused its research and development efforts on a single core technology platform that includes MR head technology and a DSP-based electronic architecture, which the Company believes are capable of supporting rapid extension of the Company's product and technology roadmap; and (iii) restructured its product development process by creating an advanced technology group, which is responsible for assessing new technology viability, developing early prototypes and exploiting common design architectures, and by strengthening its existing product design teams, which are responsible for taking the building blocks provided by the advanced technology group and designing high performance, highly manufacturable, cost-effective products which meet customer specifications.

     Customer/Channel Mix. Recognizing that the vast majority of the growth in the desktop PC market was being captured by a limited number of leading PC OEMs, the new management team rationalized Maxtor's sales channels and focused its sales and marketing resources on establishing the Company as a preferred supplier to leading PC OEMs and a limited number of leading distributors and retailers. To improve overall customer satisfaction and capture accounts with leading PC OEMs, the Company took a number of steps to improve product quality and created dedicated account support teams for its major PC OEM clients emphasizing senior management involvement in developing and maintaining customer relationships.

TURNAROUND RESULTS

     As a result of the changes described above, Maxtor's performance has improved significantly during a period of severe difficulties in the overall HDD market.

     Cost Competitiveness. The Company's cost competitiveness initiatives led to a significant reduction of operating expenses. Maxtor's selling, general and administrative costs as a percentage of revenue were among the lowest in the industry for the 1997 fiscal year and the first quarter of 1998.

     Timely Introduction of New Products. Maxtor's restructured manufacturing and product development processes, as well as its rationalized product and technology roadmap, enabled the Company to complete one of the fastest transitions in the industry from HDDs utilizing thin-film head technology to 100% use of MR head technology by the end of the fourth quarter of 1997. With its DiamondMax 2160, the Company demonstrated significantly improved time-to-volume manufacturing in the fourth quarter of 1997, by producing 1.4 million units of this product during its first full quarter of production. In the first quarter of 1998, the Company established itself as a time-to-market entry leader with a 2.8 GB per disk HDD, the DiamondMax 2880, which is the Company's fourth generation MR product. These improvements, in turn, enabled the Company to increase its units shipped per quarter from 1.3 million units during the first quarter of 1997 to 3.5 million units in first quarter of 1998, and increase its share of the desktop HDD market in terms of units shipped from 5.6% to 13.4% for the same periods.

     Customer/Channel Mix. Maxtor's new focus on leading PC OEMs led to significant improvements in its customer/channel mix. For example, Maxtor's revenue from shipments to Compaq, Dell, and IBM have increased from approximately 6.5% to 51.8% of the Company's total revenue over the 24 month period ended March 28, 1998. Maxtor also became a leading supplier to desktop HDDs to Dell in less than 6 months from May 1997 and was a leading provider in terms of desktop HDDs shipped to the domestic retail channel during 1997. Cumulatively, these changes have resulted in significantly improved financial results. The Company increased revenues by 122.5%, from $247.0 million to $549.6 million for the first fiscal quarters of 1997 and 1998, respectively, and improved gross margins (losses) from (2.9)% to 11.3% for the same periods.

INDUSTRY BACKGROUND

     The Desktop HDD Market. According to IDC, the desktop PC market is the largest segment of the worldwide PC market, accounting for approximately 80% of global PC shipments in 1997. As a result, desktop PCs were the leading source of demand for HDDs, accounting for more than 75% of all HDD units shipped worldwide in 1997, according to IDC. The demand for desktop PCs and, therefore, desktop PC HDDs, continues to grow in part due to: (i) continued improvements in personal computing price/performance tradeoffs including the emergence of the sub-$1000 PC; (ii) the rapid accumulation of data resulting from the digitization of information previously stored in paper form; (iii) larger file sizes created by multimedia-intensive applications associated with Windows-based user interfaces;
(iv) the exchange of increasing volumes of data among users across the Internet and intranets with the proliferation of collaborative computing; and (v) increased demand for PC upgrades as a result of Year 2000 compliance efforts. Future demand growth also may be driven by new and emerging HDD markets. In May 1998, IDC forecasted that the worldwide desktop PC segment of the HDD market would grow from approximately 100 million units in 1997 to 185 million units in 2001, reflecting a compound annual growth rate of 16.6%.

     Hard Drive Technology. The basic operation of an HDD has not changed materially since its introduction in the 1950s. To improve the performance of HDDs, HDD manufacturers have concentrated their efforts on optimizing the performance of the various components of the HDD.

     The main components of the HDD are the head disk assembly ("HDA") and the PCB. The HDA includes the head, media (disks), head positioning mechanism (actuator) and spin motor. These components are contained in a hard base plate protective package in a contamination-free environment. The PCB includes custom integrated circuits, an interface connector to the host computer and a power connector.

     The HDA is comprised of one or more disks positioned around a spindle hub that rotates the disks by a spin motor. Disks are made of a smooth substrate to which a thin coating of magnetic materials is applied. Each disk has a head suspended directly above it, which can read data from or write data to the spinning disk. The sensor element of the head, also known as the slider, is getting progressively smaller, resulting in reduced material costs.

     The integrated circuits on the PCB typically include a drive interface and a controller. The drive interface receives instructions from the computer, while the controller directs the flow of data to or from the disks, and controls the heads. The location of data on each disk is logically maintained in tracks, divided into sectors. The computer sends instructions to read from or write data to the disks based on track and sector locations. Industry standard interfaces are utilized to allow the disk drive to communicate with the computer.

     A key performance metric in the HDD industry is "areal density," which is the measure of stored bits per square inch on the recording surface of a disk. An increase in areal density allows an HDD provider to decrease the price per megabyte stored by increasing overall storage capacity per disk, thus reducing product costs through reduced component requirements. During 1996 and 1997, certain HDD providers began transitioning to MR heads. Prior to this transition, most HDDs utilized thin-film inductive recording heads. MR heads have discrete read and write structures which provide more signal than the older thin-film inductive heads. This results in significantly higher areal densities which thus increases storage capacity per disk, as well as improves manufacturing margin and product reliability. HDD providers are evaluating or implementing a number of technological innovations designed to increase HDD performance and reduce product costs, including attempting to simplify the electronic architecture by combining the traditional servo-control functions of the DSP-based electronic architecture and the error recovery and interface management functions of traditional HDD microprocessors on a single integrated circuit. Moreover, to consistently achieve timely introduction and rapid volume production of new products, some HDD providers are striving to simplify their product design processes by focusing on creating extendible core technology platforms which utilize common firmware and mechanical designs and re-use of manufacturing tooling and ASICs across various product generations and product lines.

     HDD Market Challenges. PC OEMs which compete in a market that is consolidating market share among the top ten PC OEMs, accounted for greater than 50% of the PC units shipped during 1997 and the first quarter of 1998. These PC OEMs use the quality, storage capacity and performance characteristics of HDDs to select their HDD providers. PC OEMs typically seek to qualify three or four providers for a given HDD product generation. To qualify consistently with PC OEMs and thus succeed in the desktop HDD industry an HDD provider must consistently execute on its product development and manufacturing processes in order to be among the first-to-market entry and first-to-volume production at leading storage capacity per disk with competitive prices. Failure to reach the market on time or to deliver timely volume production usually results in significantly decreased gross margins due to rapidly declining ASPs and dramatic losses in market share. Successful achievement on the performance parameters, however, is only part of the competitive equation. As PC OEMs seek to develop successful business models, they also are requiring their HDD vendors to maintain high levels of quality to enable low cost of ownership and adapt their inventory management models to be compatible with the emerging build-to-order business model in the PC industry. See "Risk Factors -- Risks of Failed Execution; Changing Customer Business Models."

MAXTOR'S SOLUTION

     Maxtor has established itself as a leading provider of high quality, high performance HDDs to major desktop PC OEMs, distributors and retailers. The Company's management team has extensive HDD industry experience across all functional areas. As a consequence, Maxtor has been able to define and implement the key business processes necessary to fulfill the needs of its customers. These processes focus on the efficient, timely and cost-effective integration of leading-edge technology to create highly manufacturable HDDs. Moreover, the Company's senior management team rigorously monitors these processes in an effort to ensure consistent execution and prompt response to customer demands. Maxtor intends to strengthen its leadership position in the desktop HDD industry by consistently executing these fundamental business processes.

MAXTOR'S STRATEGY

     Maxtor seeks to be the dominant provider of HDDs to leading PC OEMs, distributors and retailers. Maxtor's strategy to achieve this goal includes the following elements:

     Effectively Integrate New Technology. In 1996, Maxtor overhauled its research and development process by augmenting its traditional product development teams with a new advanced technology group. The advanced technology group's purpose is to continually monitor and evaluate advancements in HDD technology for possible integration into the Company's future products. It also works closely with Maxtor's product development teams and strategic component vendors to: (i) obtain early access to the latest HDD component technology; (ii) allow for flexibility in choosing state-of-the-art components; and (iii) ensure viability of new product technologies and components prior to product design. Through this process, the Company intends to continue to integrate new technologies into its existing core technology platform and to strengthen its ability to introduce high quality, highly manufacturable, high performance HDD products with industry leading time-to-volume production on a consistent basis. As a result of this process, Maxtor was able to complete one of the fastest transitions to 100% MR head HDDs in the industry by the end of 1997.

     Leverage Design Excellence. Maxtor's product development methodology reduces risks associated with design changes by focusing on common firmware and mechanical designs, and re-use of manufacturing tooling and ASICs. Through this process, the Company has created a technology platform which is used as the common core of each of its current HDD products and which the Company believes is extendible into products for new and emerging HDD market opportunities. To reduce the overall cost of ownership of its

HDD products, Maxtor utilizes a robust mechanical architecture designed to reduce defects that result from customer mishandling during installation. The Company also works closely with leading component suppliers in an effort to ensure that adequate tolerances are designed into its products to achieve high manufacturing yields and product quality. By utilizing this product development methodology, Maxtor has successfully introduced and achieved timely volume production of four generations of MR HDDs in less than 18 months.

     Capitalize on Flexible Manufacturing. The Company's Singapore manufacturing facility utilizes a flexible cell-based process that enables the Company to: (i) dedicate manufacturing cells to particular customers, thereby allowing the Company to identify, isolate and remedy manufacturing defects quickly, resulting in improved product quality, faster time-to-volume production and improved overall customer satisfaction; (ii) simultaneously manufacture multiple product configurations; (iii) quickly reconfigure the facility to respond to customer change requests and changes in product and customer mix; (iv) effectively adapt its inventory management model to the emerging build-to-order business model employed by certain of its PC OEM customers; and (v) add incremental capacity as needed at a relatively low cost. This flexible cell-based process, when coupled with the Company's product design methodology, has enabled Maxtor to significantly improve time-to-volume production. For example, during the first full quarter of production the Company manufactured 1.4 million units of its DiamondMax 2160.

     Increase Market Share With Leading PC OEMs. Maxtor intends to continue to achieve leading time-to-volume production of high quality, high performance HDDs to capture additional market share with leading PC OEMs. Maxtor's quarterly share of the desktop HDD market in terms of units shipped increased from 5.6% in the first quarter of 1997 to 13.4% in the first quarter of 1998. Shipments to Compaq, Dell and IBM also accounted for 6.5% of the Company's total revenue in the quarter ended June 29, 1996 and increased to 51.8% in the quarter ended March 28, 1998.

     Maintain Customer Satisfaction. Maxtor believes it distinguishes itself from its competitors by focusing on ease of doing business and overall customer satisfaction. For example, the Company's "No Quibble" service program has been well received by its customers. Maxtor also has begun to place significant attention on total supply chain management to align its business model with the evolving build-to-order manufacturing business model of certain PC OEMs. The Company utilizes its flexible, cell-based manufacturing process coupled with a just-in-time inventory model to rapidly respond to the changing needs of its key desktop PC OEM customers. To further automate and improve the efficiency of its total supply chain management, the Company is in the process of installing new enterprise resource planning and related software.

     Broaden Product Portfolio. To capture higher margin opportunities and meet the needs of its PC OEM customers, the Company intends to leverage its existing technology platform and product development methodology to develop HDD products for the low end of the enterprise market, and the high performance desktop and sub-$1000 desktop PC market segments. Maxtor also intends to explore opportunities in a number of other emerging HDD markets.

PRODUCT DEVELOPMENT/TECHNOLOGY

     One of the most important changes undertaken as part of the Maxtor turnaround was the restructuring of the Company's product development process to separate the enabling technology development phase from the product design phase. In early 1996, Maxtor suffered from poor product quality and performance and products that were late to market. This contrasts sharply with 1998 where Maxtor now enjoys strong customer relationships based on excellent product quality, time-to-volume production leadership and industry-leading performance.

     Enabling Technology Development Phase. The advanced technology group is responsible for the enabling technology development phase, including: (i) working closely with the Company's product design teams and strategic component suppliers to create a menu of state-of-the-art technologies to be used in the Company's future products; (ii) developing early-prototypes to ascertain the stability and manufacturability of the Company's planned products; and (iii) analyzing the latest head, disk, channel, motor and ASIC technologies and designs to broaden and strengthen the Company's technology platform. This group also focuses on leveraging the Company's current proven technology platform by re-using as much electronic and mechanical technology as possible in each successive product generation. In an effort to deliver the highest product quality possible, the advanced technology group begins its review of emerging technologies as early as possible, normally 18 months before such technologies might be included in the Company's products. For example, Maxtor's advanced technology group currently is evaluating GMR technology and pico sliders from a variety of head suppliers for inclusion in future Maxtor products. GMR technology is designed to significantly improve amplitude sensitivity and provide the basis for significant future increases in areal density and improved manufacturing margin, which in turn will result in increased drive capacity and reliability. Pico sliders are smaller in size than today's nano sliders, and are designed to provide improved mechanical compliance and tribological performance at lower costs.

     Product Design Phase. The creation of the advanced technology group as part of the Maxtor turnaround freed the Company's existing product design group from the responsibility of assessing the viability of new and emerging technologies and allowed it to concentrate on improving product performance, robustness, manufacturability, quality and materials costs. The product design group also is responsible, in part, for executing Maxtor's new product introduction process. This process is a highly disciplined review procedure designed to ensure new product designs meet clearly specified criteria in terms of yield, scrap, quality, productivity, and production ramp rates prior to release into volume production. This process has enabled the Company to improve time-to-volume manufacturing dramatically, yielding 1.4 million units of the DiamondMax 2160, during the first full quarter of production. See "Risk Factors -- Rapid Technological Change and Product Development."

PRODUCTS

     Maxtor currently provides HDDs exclusively for the desktop PC market. The Maxtor DiamondMax product family consists of 3.5-inch form factor HDDs with storage capacities ranging from approximately 2.1 GB to 11.5 GB. These products have a number of features including high speed interfaces for greater data throughput, a robust mechanical design for improved reliability, MR head technology and a DSP-based electronic architecture that, when combined, provides industry-leading benchmark performance. The DiamondMax 2880, introduced in February 1998, is Maxtor's fourth generation MR head drive, the fifth drive utilizing the Company's DSP-based electronic architecture, and the seventh drive based on the Company's Formula 4 mechanical architecture. See "Risk
Factors -- Rapid Technological Change and Product Development."

     The table below sets forth key performance metrics and key customers for the Company's four generations of MR products, introduced since December of 1996.

                             DIAMONDMAX 1280   DIAMONDMAX 1750   DIAMONDMAX 2160*   DIAMONDMAX 2880*
                             ---------------   ---------------   ----------------   ----------------
Maximum Capacity (GB)......      5.12              7.00               8.40              11.52
Capacity per Disk (GB).....      1.28              1.75               2.16              2.88
First Shipment Date........   Dec. 1996          June 1997         Sept. 1997        March 1998
Key Customers..............      IBM           Compaq, Dell      Compaq, Dell and       Dell
                                                  and IBM              IBM

---------------
* Currently in volume production.

     Maxtor's DiamondMax product family has won a number of recent editorial and industry awards including:

WINDOWS Magazine           Win 100 for DiamondMax 2160 -- June 1998
WINDOWS Magazine           Win 100 for DiamondMax 1750 -- June 1998
VARBusiness                1998 Product Report Award -- May 1998
Computer Reseller News     CRN Test Center Recommended for DiamondMax 2880 -- April
                           1998
BYTE Magazine              Best Overall: Server Class Drive - DiamondMax
                           2160 -- February 1998
BYTE Magazine              Best Overall: Desktop Drive -- DiamondMax 1280 -- February
                           1998
CompUSA                    1997 Accessories Vendor of the Year
WINDOWS Magazine           Win 100 for DiamondMax 1280 -- July 1997
Home PC                    Reviewer's Choice DiamondMax 1280 -- May 1997
WINDOWS Magazine           Recommended List DiamondMax 1280 -- April 1997

MANUFACTURING/QUALITY

     To be competitive, Maxtor must manufacture high quality, highly manufacturable, high performance HDDs with industry leading time-to-volume production at competitive costs. The Company's HDD manufacturing operations consist primarily of the final assembly of high-level subassemblies built to Company specifications and testing of completed products.

     Manufacturing. Pilot production of the Company's products, as well as cost reduction, quality and product improvement engineering on current products, are conducted at the Company's Longmont, Colorado facility. The Company manufactures its HDDs in volume at its Singapore facility utilizing a flexible, cell-based process. Currently, the Singapore facility consists of four modular production units ("MPU"), each of which has 18 modular work cells ("MWC"). Each MWC essentially is a mini-serial production line consisting of all of the tooling and test equipment necessary to build and test an HDD. Each MPU is responsible for managing the supply of the components and other parts required by its MWCs. The Company is in the process of adding a fifth MPU which will increase overall manufacturing capacity at the facility from approximately 16 million to approximately 20 million units per year. There is sufficient additional space at the Singapore facility for a sixth MPU which would increase overall capacity at that facility to approximately 25 million units per year. Maxtor has coupled its cell-based manufacturing approach with a sophisticated factory information system that collects data from each MWC on various productivity and quality metrics.

     The Company has been investing significant amounts of capital to increase the capacity and enhance the productivity of its Singapore manufacturing facility. In the twelve month period ended March 30, 1996, the nine month period ended December 28, 1996 and the twelve month period ended December 27, 1997, the Company made capital expenditures, net of disposals, of $72.3 million, $53.4 million and $81.9 million, respectively. During 1998, capital expenditures are expected to be approximately $100.0 million, to be used principally for adding manufacturing capacity and implementing the Company's SAP program and other related information technology systems.

     The Company's volume manufacturing operations currently are based in a single facility in Singapore.

     The Company anticipates that it may need additional manufacturing capacity as early as the beginning of the year 2000. In anticipation of that need, in the summer of 1997, HEI began construction of the Dalian Facility, a 450,000 square foot manufacturing facility in Dalian, China for the purpose of making additional manufacturing capacity available to Maxtor. The Dalian Facility is only partially completed and construction is continuing at a reduced pace. HEI has expended approximately $23.0 million on the construction to date. An additional estimated $60.0 million investment will be required to complete the Dalian Facility to the point where manufacturing lines can be installed, and an estimated additional $25.0 million of machinery and equipment will be required to make the facility ready for its initial phase of operations. The Company and HEI have agreed to discuss the terms under which the Dalian Facility will be completed and by which the Company would either buy or lease the Dalian Facility from HEI, and the Company intends to utilize the Dalian Facility if acceptable terms can be agreed upon. There can be no assurance that the Company will be able to successfully negotiate any such agreement with HEI or that the Dalian Facility will be completed by the time Maxtor requires additional capacity. The terms of any agreement with regard to the Dalian Facility is subject to the approval of the Affiliated Transactions Committee of the Board. Moreover, any such agreement would be conditioned on the transfer of HEI's business license for the Dalian Facility and the transfer of HEI's tax holiday status and other regulatory concessions in Dalian to the Company. If the Company is unable to reach agreement with HEI on acceptable terms or obtain the tax holiday status and other regulatory concessions and the applicable business license, the Company may need to acquire additional manufacturing capacity at other sites. In addition to the Dalian Facility, the Company currently is investigating other manufacturing facilities within Asia. Although the Company believes that alternative manufacturing facilities will be available, a failure by the Company to obtain, on a timely basis, a facility or facilities which allow the Company to meet its customers' demands will limit the Company's growth and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Need for Additional Capital,"
"-- Single Manufacturing Facility; Future Need for Additional Capacity,"
"-- Dependance on International Operation; Risks from International Sales," "Relationship between the Company and Hyundai," "Management Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," and "Certain Transactions."

     In addition to risks typically associated with the concentration of vital operations, foreign manufacturing is subject to additional risks, including changes in governmental policies, currency fluctuations, political instability, transportation delays and interruptions, and the imposition of tariffs and export controls. Any disruption of the Company's manufacturing operations could have a material adverse effect on its business, financial condition, results of operations and customer relations. See "-- Facilities," "Risk Factors -- Dependence on International Operations; Risks from International Sales," and "Relationship between the Company and Hyundai."

     Quality. Consistent with its goal to establish Maxtor as a leader in product quality and overall customer satisfaction, Maxtor has implemented a corporate-wide quality program which focuses on (i) robustness of design and improved design tolerances; (ii) quality of incoming components and factory process control; and (iii) customer feedback, failure analysis and timely response. In addition, Maxtor's quality, materials, enabling technology and product development groups work closely with leading component vendors in an effort to ensure sufficient tolerances are designed into the Company's HDDs to achieve high manufacturing yields and product quality. Maxtor's Singapore facility also is ISO 9002 certified. Finally, Company executives meet regularly with customers to exchange product quality information to facilitate rapid analysis of customer failures and timely implementation of corrective actions.

     The Company currently warrants its products against defects in parts or labor for a period of three years from the date of shipment. Products are generally repaired or refurbished by Company subcontractors. The Company operates a European drive exchange center in Ireland, a domestic drive exchange center in San Jose, California, and an Asian drive exchange center in Singapore. Additionally, the Company provides customer service and technical support for end-users, as well as access to important information and software via its Web site.

MATERIALS AND SUPPLIES

     The Company has developed and continues to develop close, strategic relationships with leading suppliers of many of the key components of its HDD products. These relationships enable the Company to actively manage its supply chain to improve flexibility in choosing state-of-the-art components and to reduce component, inventory and overall product costs. In addition, Maxtor's strategic component suppliers work closely with the Company's advanced technology group, enabling the Company to gain early access to leading-edge HDD technology and to improve the overall efficiency of the Company's product design process.

     The Company relies on a limited number of leading suppliers for the components used in the manufacturing of its products, including MR heads and head stack assemblies, media, custom integrated circuits ("IC"), read channel ICs, PCBs and motor/baseplate assemblies. In general, the Company seeks to have at least two or three suppliers for each of its component requirements. For example, the Company currently purchases MR heads from Alps Electric Co., Ltd, Headway Technologies, Inc., IBM, Read-Rite Corporation and TDK Corporation, and media from HMT Technology Corporation, Komag, Incorporated and MMC. Custom ASICs, including the Company's DSP controller chips, and channels, however, currently are sole-sourced from TI and Lucent, respectively. Because of their custom nature, these products require significant design-in periods and long-lead times. There can be no assurance that, in the event of any disruption or delay in the supply of these custom ASICs or any other components, the Company could locate an alternative source of supply on a timely-basis on acceptable terms, if at all. The Company outsources a majority of its PCB assembly to IMS, an affiliate of the Company.

     Some of the components required by the Company may periodically be in short supply, and the Company has, on occasion, experienced temporary delays or increased costs in obtaining components. As a result, the Company must allow for significant lead times when procuring certain components. In addition, cancellation by the Company of orders for components due to cut-backs in production precipitated by market oversupply, reduced demand, transition to new products or technologies or otherwise can result in payment by the Company of significant cancellation charges to suppliers. The Company orders the majority of its components on a purchase order basis and only has limited long-term volume purchase agreements with certain existing suppliers. Any inability of the Company to obtain sufficient quantities of components, or to develop in a timely manner alternative sources of component supply if and as required in the future, could adversely affect the Company's ability to manufacture its products and deliver them on a timely basis, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Control by and Dependence on Hyundai," "-- Dependence on Suppliers of Components and Sub-Assemblies," "-- Dependence on International Operations; Risks from International Sales," "Relationship Between the Company and Hyundai" and "Certain Transactions."

CUSTOMERS AND SALES CHANNELS

     From 1986 to 1997, chronic performance and quality issues, as well as being late to the market, had adversely impacted Maxtor's ability to win business with leading PC OEMs. As a result, the Company was heavily dependent on sales to a large number of regional distributors which limited the Company's ability to forecast period shipments and shifted the Company's product mix toward lower performance, lower margin products. Recognizing that the majority of the growth in shipments in the PC market was being captured by a limited number of PC OEMs, the Company rationalized its sales channels and focused its sales and marketing efforts on becoming a significant provider of HDDs to leading PC OEMs, including Compaq, Dell and IBM, and a limited number of leading distributors and retailers. By emphasizing overall customer satisfaction, product quality and performance and time-to-volume production, the Company believes that it has established a strong customer base.

     The Company anticipates that a relatively small number of customers will continue to account for a significant portion of its revenue for the foreseeable future, and that the proportion of its revenue derived from such customers may continue to increase in the future. The ability of the Company to maintain strong relationships with its principal customers, including in particular its OEM customers, is essential to the ongoing success and profitability of the Company. Although the Company believes its relationships with key customers generally are good, in order to maintain its customer relationships, particularly with PC OEMs, the Company must be among the first to volume production with competitive products. The concentration of sales in a relatively small number of major customers represents a business risk that loss of one or more accounts, or a decrease in the volume of products sold to such accounts, and could have a material adverse effect on the Company's business, financial condition and results of operations.

     Original Equipment Manufacturers. Shipments to Compaq, Dell and IBM accounted for 6.5% of the Company's total revenue in the quarter ended June 29, 1996 and increased to 51.8% in the quarter ended March 28, 1998. The Company believes that its success depends on its ability to maintain and further develop strong OEM customer relationships and to provide products that fit the needs of the PC OEM channel. These PC OEMs use the quality, storage capacity and performance characteristics of HDDs to select their HDD providers. PC OEMs typically seek to qualify three or four providers for a given HDD product generation. To qualify consistently with PC OEMs and thus succeed in the desktop HDD industry, an HDD provider must consistently execute on its product development and manufacturing processes in order to be among the first-to-market entry and first-to-volume production at leading storage capacity per disk with competitive prices. Once a PC OEM has chosen its qualified HDD vendors for a given HDD product, it generally will purchase HDDs from those vendors for the life of that HDD product. If a qualification opportunity is missed, the Company may not have another opportunity to do business with that PC OEM until the next generation of the Company's products is introduced. The effect of missing a product qualification opportunity is magnified by the limited number of high volume PC OEMs, most of which continue to consolidate their share of the PC market. The Company generally negotiates pricing, volume discounts, order lead times, product support requirements and other terms and conditions prior to receiving a PC OEMs first purchase order. Shipments are not scheduled until purchase orders are received and cancellation of purchase orders may occur without significant penalty. The Company's major PC OEM customers include Compaq, Dell and IBM. See "Risk Factors -- Risks of Failed Execution; changing Customer Business models."

     Distributors. Maxtor uses a select group of distributors to sell its products cost-effectively to the large number of geographically dispersed customers which tend to hold market shares of less than 1% of the overall desktop PC market, including value-added resellers, dealers, system integrators and small OEMs. Distributors accounted for 39% of revenue for the fiscal year ended March 30, 1996, 48% of revenue for the nine month period ended December 28, 1996 and 36% of revenue for the year ended December 27, 1997 and 24.2% of revenue for the quarter ended March 28, 1998. Distributors generally enter into non-exclusive agreements with the Company for purchase and redistribution of product on a quick turnover basis. Purchase orders are placed and revised on a weekly basis. Maxtor grants its distributors price protection and limited rights to return product on a rotation basis. The Company's major distributors include Ingram Micro, Inc., Karma International SA, and SED.

     Retailers. To increase awareness of the Maxtor brand name and benefit from the typically higher gross margins of the retail sales channel, the Company sells its retail-packaged products directly to major retailers such as computer superstores, warehouse clubs and computer electronics stores and authorized sales through distributors to smaller retailers. Retailers accounted for 5% of revenue for the fiscal year ended March 30, 1996; 8% of revenue for the nine month period ended December 28, 1996; 9% of revenue for the year ended December 27, 1997; and 10% of revenue for the quarter ended March 28, 1998. Maxtor's current retail customer base is in the United States and Canada, however, the Company has begun efforts to establish a retail channel presence in the emerging retail markets in Europe and Asia. The Company believes the retail channel complements its other sales channels. Retailers supply to the aftermarket "upgrade" sector in which end-users purchase and install products to upgrade their computers. The Company's major retail customers include Best Buy Co., Inc., CompUSA Inc., and Staples, Inc. See "Risk Factors -- Customer Concentration."

SALES AND MARKETING

     The Company employs approximately 206 individuals that market and sell the Company's products to leading PC OEMs, distributors and retailers. Sales offices are located throughout the U.S., and in Australia, France, Germany, Great Britain, Hong Kong, Japan, Korea, Singapore, and Taiwan. Maxtor has formed multi-disciplined, dedicated account and channel teams focused on each of its current and target strategic PC OEM, distributor and retail accounts. These teams generally are comprised of representatives from the Company's sales, marketing, engineering and quality organizations. The Company's senior management also takes an active role in the Company's sales efforts. Dedicated field sales and technical support personnel are located in close proximity to the manufacturing facilities of each of the Company's PC OEM customers.

     The Company's marketing and public relations functions are performed both internally and through outside firms. Public relations, direct marketing, worldwide packaging and marketing materials are targeted to various end-user segments. Maxtor utilizes both consumer media and trade publications. The Company has programs under which qualifying resellers are reimbursed for certain advertising expenditures. Maxtor has also invested in direct marketing and customer satisfaction programs. The Company maintains ongoing contact with end users through primary and secondary market research, focus groups, product registrations and technical support databases. See "Risk Factors -- Risks of Failed Execution; Changing Customer Business Models."

BACKLOG

     The Company generally sells standard products according to standard agreements or purchase order terms. Delivery dates are specified by purchase orders. Such orders may be subject to change, cancellation or rescheduling by the customer without significant penalties. The quantity actually purchased and shipment schedules are frequently revised to reflect changes in the customer's needs. In addition, orders for the Company's products are filled for several large customers from just-in-time inventory warehouses, whereby orders are not placed ahead of time on the Company's order entry backlog system. Instead, the Company receives a periodic forecast of requirements from the customer. Upon shipment from the just-in-time warehouse, the customer is invoiced. In light of these factors, backlog reporting as of any particular date may not be indicative of the Company's actual revenue for any succeeding period, and, therefore, is not necessarily an accurate predictor of the Company's future revenue.

COMPETITION

     Although the Company's share of the desktop PC segment of the HDD market has increased steadily since the first quarter of 1997, this market segment and the HDD market in general are intensely competitive and characterized by rapid technological change and rates of product and technology obsolescence, dramatic shifts in market share and significant erosion of ASPs, and as such there can be no assurance that the Company will be able to improve on, or prevent the erosion of, the Company's present share of the desktop PC HDD market.

     The Company presently competes primarily with manufacturers of 3.5-inch HDDs, including Fujitsu, Quantum, Samsung, Seagate and Western Digital, most of which have a larger share of the desktop HDD market than the Company. Other companies, such as IBM, will be significant competitors in one or more of the markets into which the Company plans to expand its product portfolio, and could be significant competitors of the Company in its current market should they choose to commit significant resources to providing HDDs for the desktop HDD market.

     Many of the Company's competitors offer a broader array of product lines and have significantly greater financial, technical, manufacturing and marketing resources than the Company. Unlike the Company, certain of the Company's competitors manufacture a significant number of the components used in their HDDs and thus may be able to achieve significant cost advantages over the Company. Certain competitors have preferred vendor status with many of the Company's customers, extensive marketing power and name recognition, and other significant advantages over the Company. In addition, such competitors may determine, for strategic reasons or otherwise, to consolidate, lower the prices of their products or bundle their products with other products. The Company's competitors have established and may in the future establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties. New competitors or alliances could emerge and rapidly acquire significant market share.

     The Company believes that important competitive factors in the HDD market are quality, storage capacity, performance, price, time-to-market entry, time-to-volume production, PC OEM product qualifications, reliability, and technical service and support. The failure of the Company to develop and market products that compete successfully with those of other suppliers in the HDD market would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Highly Competitive Industry."

INTELLECTUAL PROPERTY

     The Company has been granted approximately 180 U.S. and foreign patents related to disk drive products and technologies, and has additional patent applications pending in the United States and certain foreign countries. The Company has patent protection on certain aspects of its technology and also relies on trade secret, copyright, trademark laws, as well as contractual provisions to protect its proprietary rights. There can be no assurance that the Company's protective measures will be adequate to protect the Company's proprietary rights; that others, including competitors with substantially greater resources, have not developed or will not independently develop or otherwise acquire equivalent or superior technology; or that the Company will not be required to obtain licenses requiring it to pay royalties to the extent that the Company's products may use the intellectual property of others, including, without limitation, Company products that may also be subject to patents owned or licensed by the Company. There can be no assurance that any patents will be issued pursuant to the Company's current or future patent applications, or that patents issued pursuant to such applications or any patents the Company owns or has licenses to use will not be invalidated, circumvented or challenged. Moreover, there can be no assurance that the rights granted under any such patents will provide competitive advantages to the Company or be adequate to safeguard and maintain the Company's proprietary rights. Litigation may be necessary to enforce patents issued or licensed to the Company, to protect trade secrets or know-how owned by the Company or to determine the enforceability, scope and validity of the proprietary rights of the Company or others. The Company could incur substantial costs in seeking enforcement of its issued or licensed patents against infringement or the unauthorized use of its trade secrets and proprietary know-how by others or in defending itself against claims of infringement by others, which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the laws of certain countries in which the Company's products are manufactured and sold, including various countries in Asia, may not protect the Company's products and intellectual property rights to the same extent as the laws of the United States, and there can be no assurance that such laws will be enforced in an effective manner. The failure of the Company to enforce and protect its intellectual property rights could have a material adverse effect on the Company's business, financial condition and results of operations.

     As a subsidiary of HEA, the Company had the benefit of certain third party intellectual property rights on terms that may have been more favorable than would have been available to the Company if it were not a subsidiary of HEA. There can be no assurance that the Company will be able to obtain similar rights on terms as favorable as it could be obtained as a subsidiary of HEA. See "Relationship Between the Company and Hyundai."

     The HDD industry, like many technology-based industries, is characterized by frequent claims and litigation involving patent and other intellectual property rights. The Company, its component suppliers and certain users of the Company's products have from time to time received, and may in the future receive, communications from third parties asserting patent infringement against the Company, its component suppliers or its customers which may relate to certain of the Company's products. If the Company is notified of such a claim, it may have to (i) obtain appropriate licenses or cross-licenses or (ii) modify its existing technology or design non-infringing technology. There can be no assurance that the Company can obtain adequate licenses or cross-licenses on favorable terms or that it could modify its existing technology or design non-infringing technology and, in either case, the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company to date has not been a party to any material intellectual property litigation, certain of its competitors have been sued on patents having claims related to HDDs and there can be no assurance that third parties will not initiate infringement actions against the Company. There can be no assurance that the Company could defend itself against such claims. If there is an adverse ruling against the Company in an infringement lawsuit, it could result in the issuance of an injunction against the Company or its products and/or the payment of monetary damages equal to a reasonable royalty or recovered lost profits or, in the case of a finding of a willful infringement, treble damages. Accordingly, such an adverse ruling could have a material adverse effect on the Company's business, financial condition or results of operations.

     Similar to certain other providers of HDDs, the Company has received correspondence from Papst-Motoren GmbH and Papst Licensing claiming infringement of at least 13 HDD motor patents. The patents relate to motors that the Company purchases from motor vendors and the use of such motors in HDDs. While the Company believes that it has meritorious defenses against a lawsuit if filed, the results of litigation are inherently uncertain and there can be no assurance that Papst will not assert other infringement claims relating to current patents, pending patent applications and future patents or patent applications, will not initiate a lawsuit against the Company or that the Company will be able to successfully defend itself against such a lawsuit. A favorable outcome for Papst in such a lawsuit could result in the issuance of an injunction against the Company or its products and/or the payment of monetary damages equal to a reasonable royalty or recovered lost profits or, in the case of a finding of a willful infringement, treble damages and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Limited Protection of Intellectual Property; Risk of Third Party Claims of Infringement,"
"-- Dependence on International Operations; Risks of International Sales" and "Relationship between the Company and Hyundai -- Certain IP Indemnification and Patent Cross License between HEI and the Company."

EMPLOYEES

     As part of the Maxtor turnaround, the Company reduced its personnel from 9,330 in March 1996 to 4,330 in October 1996. Since that time, the Company has added significant personnel to its research and development, sales and marketing and production staffs. As of March 28, 1998, the Company had 5,660 employees worldwide, of which 714 were engaged in engineering, research and development; 206 in marketing, sales, and customer support; 4,389 in manufacturing; and 351 in general management and administration. The Company has 4,389 employees at its manufacturing facilities in Singapore and 89 employees at its foreign sales offices. The Company believes that its future success will depend on its ability to continue to attract and retain a team of highly motivated and skilled individuals. None of the Company's employees are represented by a labor organization. The Company believes that its employee relations are positive. See "Risk Factors -- Dependence on and Integration of Key Personnel; Hiring Additional Skilled Personnel."

FACILITIES

     The Company's administrative offices and advanced technology operations are located at a 214,691 square foot facility in Milpitas, California. The Company also maintains 332,507 square feet of engineering and pilot production facilities in Longmont, Colorado. All the Company's domestic facilities are leased.

     The Company's volume manufacturing facilities are located in Singapore. The Company owns a 384,000 square-foot building in Singapore, situated on land leased through the year 2016 (subject to an option to renew for an additional 30 years). The Company anticipates that it may need additional manufacturing capacity as early as the beginning of the year 2000; however, a sustained increase or decline in the demand for the Company's products may affect such timing. The Company is currently investigating additional and alternative sites for its manufacturing operations, including the Dalian Facility. There is no assurance that the Company will be able to locate geographically desirable facilities, which are situated near an available pool of skilled labor, on a cost effective basis, if at all. A failure by the Company to obtain, on a timely basis, a facility or facilities which allow the Company to meet its customers' demands will limit the Company's growth and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company leases a 28,500 square foot facility in Ireland to house its European drive exchange facility. All the Company's sales offices, located in the United States, Europe and Asia Pacific, are leased. The Company intends to review constantly its facilities requirements as part of its growth strategy and will add additional facility space as the need arises.

     The Company is experiencing space constraints at its Longmont, Colorado facility and is negotiating to obtain a lease on a new facility in the Longmont area. There can be no assurance that the Company will be able to obtain a lease for a facility that can accommodate its needs for additional space or that, if obtained, such lease will have terms at least as favorable as the terms governing its current lease. See "-- Manufacturing Quality" and "Risk
Factors -- Single Manufacturing Facility; Future Need for Additional Capacity."

LEGAL PROCEEDINGS

     The Company currently is involved in a dispute with StorMedia Incorporated, which arises out of an agreement among the Company, StorMedia and HEI which became effective on November 17, 1995. Pursuant to the StorMedia Agreement, StorMedia agreed to supply disk media to the Company. StorMedia's disk media did not meet the Company's specifications and functional requirements as required by the

StorMedia Agreement and the Company ultimately terminated the StorMedia Agreement. After a class action securities lawsuit was filed against StorMedia by certain of its shareholders in September 1996 which alleged, in part, that StorMedia failed to perform under the StorMedia Agreement, StorMedia sued HEI, Mong Hun Chung (HEI's chairman), Dr. Chong Sup Park (HEA's President and the individual and then President of the Company who signed the StorMedia Agreement on behalf of the Company) and K.S. Yoo (the individual who signed the StorMedia Agreement on behalf of HEI) in the U.S. District Court for the Northern District of California. In the Federal Suit, StorMedia alleged that at the time HEI entered into the StorMedia Agreement, it knew that it would not and could not purchase the volume of products which it committed to purchase, and that failure to do so caused damages to StorMedia in excess of $206 million.

     In December 1996, the Company filed a complaint against StorMedia and William Almon (StorMedia's Chairman and Chief Executive Officer) in a Colorado state court seeking approximately $100 million in damages and alleging, among other claims, breach of contract, breach of implied warranty of fitness and fraud under the StorMedia Agreement. This proceeding was stayed pending resolution of the Federal Suit. The Federal Suit was permanently dismissed early in February 1998. On February 24, 1998, StorMedia filed a new complaint in Santa Clara County Superior Court for the State of California for $206 million, alleging fraud and deceit against the Original Defendants and negligent misrepresentation against HEI and the Company. On May 18, 1998, the stay on the Colorado Suit was lifted by the Colorado state court. The Company's motion to dismiss, or in the alternative, stay the California Suit, is pending.

     The Company believes that it has meritorious defenses against the claims alleged by StorMedia and intends to defend itself vigorously. However, due to the nature of the litigation and because the pending lawsuits are in the very early pre-trial stages, the Company cannot determine the possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. The litigation could result in significant diversion of time by the Company's technical personnel, as well as substantial expenditures for future legal fees. After consideration of the nature of the claims and facts relating to the litigation, including the results of preliminary discovery, the Company's management believes that the resolution of this matter will not have a material adverse effect on the Company's business, financial condition or results of operations. However, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that they will not have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company has been notified of certain other claims, including claims of patent infringement. While the ultimate outcome of these claims and the claims described above is not determinable, the Company does not believe that resolution of these matters will have a material adverse effect on the Company's business, financial condition or results of operations. No amounts related to any claims or actions have been reserved in the Company's financial statements. See "Risk Factors -- StorMedia; Legal Proceedings" and "-- Limited Protection of Intellectual Property; Risk of Third Party Claims of Infringement."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The directors and executive officers of the Company as of June 1, 1998 are as follows:

           NAME             AGE                   POSITION WITH THE COMPANY
           ----             ---                   -------------------------
Dr. Chong Sup Park(1).....  50    Chairman of the Board
Michael R. Cannon(1)......  45    President, Chief Executive Officer and Director
Charles F. Christ(2)(3)...  59    Director
Chang See Chung(2)........  45    Director
Charles Hill(1)(3)(4).....  62    Director
Y.H. Kim..................  55    Director
Philip S. Paul(2)(3)(4)...  59    Director
Dr. Victor B. Jipson......  45    Senior Vice President, Engineering
William F. Roach..........  54    Senior Vice President, Worldwide Sales and Marketing
Paul J. Tufano............  44    Vice President, Finance, and Chief Financial Officer
Glenn H. Stevens..........  47    Vice President, General Counsel and Secretary
Phillip C. Duncan.........  47    Vice President, Human Resources
John T. Hagerman..........  43    Vice President, Strategic Initiatives
K. K. Kim.................  46    Vice President, Business Development
Misha Rozenberg...........  36    Vice President, Quality
K. H. Teh.................  44    Vice President, Worldwide Manufacturing
David L. Beaver...........  44    Vice President, Materials

---------------
(1) Member of the Nominating Committee

(2) Member of the Compensation Committee

(3) Member of the Audit Committee

(4) Member of the Affiliated Transactions Committee

     Dr. Chong Sup Park has been Chairman of the Board since May 1998 and assumed the position of Chairman, President and Chief Executive Officer of HEA in September 1996. Mr. Park has also been Chairman of MMC's Board of Directors since January 1998. From September 1996 to May 1998, Dr. Park served as Vice Chairman of the Board. Dr. Park previously served as the Company's President and Chief Executive Officer from February 1995 until his appointment as Vice Chairman. From 1993 until joining Maxtor in 1995, he was Chairman, President and Chief Executive Officer of Axil Computer, Inc., a workstation computer manufacturer and a Hyundai Business Group company, in Santa Clara, California. He was formerly in various management positions with HEI, including the position of Senior Vice President, Semiconductor Sales and Marketing, which he held from 1990 to 1992. From 1985 to 1989, Dr. Park was President and Chief Executive Officer of HEA. He is currently a director of Symbios, Inc., an affiliate of the Company which manufactures semiconductor and information storage products ("Symbios").

     Michael R. Cannon has been President, Chief Executive Officer and Director of the Company since July 1996. From 1993 until he joined Maxtor, Mr. Cannon held several senior management positions with IBM's Storage Systems division, including Vice President, Mobile and Desktop Business Unit; Vice President, Product Design; and Vice President, Worldwide Operations. From 1991 to 1993, he served as Senior Vice President of SyQuest, and prior to joining SyQuest, a disk drive company, held the position of Vice President, Southeast Asia Operations, with Imprimis Technology. He is currently a director of MMC, a wholly owned subsidiary of HEA.

     Charles F. Christ has been a member of the Board since August 1995. He has been President, Chief Executive Officer and a director of Symbios since 1997. From 1994 to 1997, Mr. Christ was Vice President and General Manager of the Components Division of Digital Equipment Corporation. From 1989 to 1990,

Mr. Christ was a Senior Partner with the management consulting group of Coopers & Lybrand L.L.P. From 1986 to 1988, he was President and Chief Executive Officer of Digital Sound Corporation, a telecommunications voice processing company.

     Chang See Chung has been a member of the Board since May 1998. Mr. Chung has also served as Senior Vice President of HEA since May 1998. From 1995 to 1998 he served as Vice President, Strategic Planning and Corporate Coordination of Symbios. From 1976 to 1995, Mr. Chung held various management positions with HEA, Hyundai Electronics Europe, HEI and HHI. Mr. Chung was previously the Chief Financial Officer and Treasurer of HEA.

     Charles Hill has been a member of the Board since March 1992. He has been a Senior Research Fellow at the Hoover Institution since 1989. From 1983 to 1984 he served as Chief of Staff of the U.S. State Department and from 1982 to 1989 as Executive Assistant to former U.S. Secretary of State George P. Shultz. From 1992 to 1996, Mr. Hill was Special Consultant to the Secretary General of the United Nations. Presently, he is Diplomat-in-Residence and Lecturer in International Studies at Yale University.

     Y.H. Kim has been President and representative Director of HEI since September 1996. From 1989 to 1996, Mr. Kim was President and Chief Executive Officer of HEA. Mr. Kim has been employed by the Hyundai group since 1971. He also is a Director of Symbios.

     Philip S. Paul has been a member of the Board since March 1998. Since 1991, he has managed Paul Capital Partners, L.P., a private equity firm. From 1985 to 1991, Mr. Paul was Chairman and Chief Executive Officer of Hillman Ventures, Inc., a venture capital firm specializing in technology investments. From 1982 to 1985, Mr. Paul was President and Chief Executive Officer of Machine Intelligence Corp., a robotics company. He also has served as a Director of Symbios since 1995.

     Dr. Victor B. Jipson has been Senior Vice President, Engineering since December 1995. From 1991 to 1995, he was General Manager of IBM's Optical Storage Solutions business unit. From 1975 to 1991, Dr. Jipson held key management positions in research, technical strategy, product strategy and research and development with IBM.

     William F. Roach has been the Company's Senior Vice President, Worldwide Sales and Marketing since January 1997. From 1989 to 1996, he held various sales and marketing positions with Quantum, an information storage products company, including Executive Vice President, Worldwide Sales, from 1994 to 1996. From 1977 to 1989 Mr. Roach held sales and marketing positions with Intel Corp., a semiconductor company.

     Paul J. Tufano has been the Company's Vice President, Finance and Chief Financial Officer since July 1996. From 1979 to 1996, Mr. Tufano held a variety of management positions at IBM over a 17 year period. From 1995 to 1996, Mr. Tufano was Manager of Worldwide Logistics for IBM's Storage Systems division. Other management positions included Manager of Plans and Controls for its Desktop and Mobile Storage products business unit, and Controller for IBM's San Jose, California facility. He is currently a Director of IMS, an electronic manufacturing service company.

     Glenn H. Stevens has been the Company's Vice President, General Counsel and Secretary since June 1994. From 1992 to 1994, Mr. Stevens had a private law practice. From 1979 to 1992, he held various positions within the legal department at U S WEST, Inc., a telecommunications products and services provider, including Chief Counsel and Secretary for its research and development organization and Chief Intellectual Property Counsel for the family of U S WEST, Inc. companies.

     Phillip C. Duncan has been Vice President, Human Resources since August 1996. From 1994 to 1996, he was Vice President, International Sales and Marketing and Human Resources of Berkeley Systems, a software company. From May 1992 to June 1994 he held senior human resources management positions at SyQuest and from March 1990 to May 1992 he held similar positions at Cirrus Logic, a semiconductor company.

     John T. Hagerman has been the Company's Vice President, Strategic Initiatives since October 1997. From June 1996 to October 1997 he was the Company's Vice President, Marketing and Strategic Planning.

From February 1996 to June 1996, he was the Company's Vice President, Strategic Planning and from 1993 to February 1996 he was the Company's Vice President, Mobile Products.

     K.K. Kim has been the Company's Vice President, Business Development since May 1994. From 1991 to 1994, Mr. Kim was Director of Corporate Planning Office for HEI. Prior to 1991, he held various management positions with other companies affiliated with HEA.

     Misha Rozenberg has been the Company's Vice President, Quality since March 1998, and has been Vice President, Supplier Engineering since April 1996. From 1994 to 1996, Mr. Rozenberg was a Senior Director of Supplier Engineering with Conner Peripherals, Inc., a disk drive company. From 1990 to 1994 he was a Manager with Apple Computer.

     K. H. Teh has been the Company's Vice President, Worldwide Manufacturing since May 1997. From 1996 to 1997 he was with Iomega Corp., where he had been Managing Director of its Malaysia manufacturing facility. From 1994 to 1996, he was a Managing Director, Malaysia Manufacturing, with Quantum, and was a Senior Director with SyQuest from 1993 to 1994.

     David L. Beaver has been the Company's Vice President, Materials since May 1998. From 1994 to 1997, he was Director of Operations-Materials at EMASS, a data storage company, and from 1991 to 1994 he was Director of Corporate Materials Procurement at SyQuest.

BOARD COMMITTEES

     Following the Offerings, the Board will have four standing committees: an Audit Committee, a Compensation Committee, an Affiliated Transactions Committee and a Nominating Committee. The Audit Committee currently consists of Mr. Christ, Mr. Hill and Mr. Paul. The Audit Committee selects and engages, on behalf of the Company, the independent public accountants to audit the Company's annual financial statements and will review and approve the planned scope of the annual audit. The Compensation Committee currently consists of Mr. Christ, Mr. Chung and Mr. Paul. The Compensation Committee establishes compensation policies governing the Company's executive officers, sets bonuses and salaries for certain officers of the Company including the Chief Executive Officer and administers or supervises the administration of the Company's employee benefit programs and executive compensation programs. The Affiliate Transactions Committee currently consists of Mr. Hill and Mr. Paul. The Affiliate Transactions Committee is responsible for reviewing all material transactions regarding contractual, corporate or business relations by and between the Company and any related or affiliated entity of HEI or HEA. The Nominating Committee currently consists of Dr. Park, Mr. Cannon and Mr. Hill. The Nominating Committee recommends from time to time candidates for nomination for election as directors of the Company. See "Relationship Between the Company and Hyundai -- Stockholder Agreement -- Rights Regarding Board of Directors," and "Certain Transactions -- Other Related Party Transactions."

COMPENSATION OF DIRECTORS

     Since 1996 and prior to May 13, 1998, non-employee members of the Board received the following compensation: (i) an annual retainer of $22,000; (ii) $1,000 per year for service as a committee chairperson; (iii) $1,500 for attendance at each quarterly meeting of the Board; (iv) reimbursement of travel and expenses for such meetings; and (v) a one-time initial grant of a nonqualified stock option to purchase 20,000 shares of Common Stock pursuant to the Option Plan or the Amended Plan. In April 1998, in connection with an amendment to the Company's stock option plan, each director holding an option to purchase Common Stock was granted a new option to purchase a number of shares of Common Stock equal to 10% of the option shares previously held in exchange for such amendment. See "-- Option Amendment Program." Effective May 13, 1998, non-employee directors will receive (i) an annual retainer of $22,000; (ii) $1,000 per year for service as a committee chairperson; (iii) $1,500 for attendance at each quarterly meeting of the Board; (iv) $1,000 for attendance at each, if any, special meeting of the Board; (v) $1,000 for attendance of each meeting of a committee of the Board which are not held on the same day as a scheduled board meeting; (vi) reimbursement of travel and expenses for such meetings; (vii) a one-time initial grant of a nonqualified stock option to purchase 20,000 shares of the Common Stock pursuant to the Option Plan or the Amended

Plan (the "Initial Grant"); and (viii) for so long as a director remains a member of the Board an additional grant of a non-qualified stock option to purchase 5,000 shares of Common Stock upon the third anniversary of the initial Grant. Board members who participate telephonically in any of the meetings described in subsections (iii), (iv) and (v) above will receive only 50% of the above-noted compensation for such meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

     The Compensation Committee is composed of Mr. Paul, Mr. Chung and Mr. Christ. No interlocking relationship exists between any member of the Company's Compensation Committee and any member of any other company's board of directors or compensation committee.

EXECUTIVE COMPENSATION

     The following summary compensation table sets forth the compensation paid by the Company during the fiscal years ended March 30, 1996, December 28, 1996 and December 27, 1997 to the Company's Chief Executive Officer and each of the Company's other executive officers whose total compensation for services in all capacities to the Company exceeded $100,000 during the fiscal year ended December 27, 1997 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                             ANNUAL COMPENSATION                   ------------
                             ---------------------------------------------------    SECURITIES       ALL OTHER
         NAME AND             FISCAL YEAR    SALARY     BONUS     OTHER ANNUAL      UNDERLYING    COMPENSATION($)
    PRINCIPAL POSITION         ENDED(10)       ($)       ($)     COMPENSATION($)    OPTIONS(#)         (11)
    ------------------       -------------   -------   -------   ---------------   ------------   ---------------
Michael R. Cannon(1).......  Dec. 27, 1997   500,000   750,000(2)          --             --              --
  President, and Chief       Dec. 28, 1996   240,387   250,000(2)          --        450,000              --
  Executive Officer          Mar. 30, 1996        --        --            --              --              --
William F. Roach(3)........  Dec. 27, 1997   339,242        --       116,667(4)      125,000              --
  Senior VP, Worldwide       Dec. 28, 1996        --        --            --              --              --
  Sales and Marketing        Mar. 30, 1996        --        --            --              --              --
Dr. Victor B. Jipson.......  Dec. 27, 1997   258,846    50,000(5)          --             --           4,800
  Senior VP,                 Dec. 28, 1996   176,924   107,500(5)          --         50,000           3,173
  Engineering                Mar. 30, 1996    70,768    50,000(5)     116,490(10)         --           1,326
Paul J. Tufano(6)..........  Dec. 27, 1997   229,986    50,000(7)          --             --           4,800
  VP, Finance and            Dec. 28, 1996    92,879    50,000(7)          --         50,000           2,322
  Chief Financial Officer    Mar. 30, 1996        --        --            --              --              --
Phillip C. Duncan(8).......  Dec. 27, 1997   220,000        --            --              --           4,800
  VP, Human                  Dec. 28, 1996    84,615    80,000(9)          --         40,000           2,094
  Resources                  Mar. 30, 1996        --        --            --              --              --

---------------
 (1) Mr. Cannon joined the Company as President and Chief Executive Officer in July 1996.

 (2) Represents bonuses paid in accordance with the Company's offer letter to Mr. Cannon.

 (3) Mr. Roach joined the Company as Senior Vice President, Worldwide Sales and Marketing in January 1997.

 (4) Represents a portion of a $350,000 loan to be forgiven over a three year period in accordance with the Company's offer letter to Mr. Roach.

 (5) Represents bonus paid in accordance with the Company's offer letter to Dr. Jipson.

 (6) Mr. Tufano joined the Company as Vice President, Finance and Chief Financial Officer in August 1996.

 (7) Represents bonus paid in accordance with the Company's offer letter to Mr. Tufano.

 (8) Mr. Duncan joined the Company as Vice President, Human Resources in August 1996.

 (9) Represents bonus paid in accordance with the Company's offer letter to Mr. Duncan.

(10) Represents relocation paid in accordance with the Company's offer letter to Dr. Jipson.

(11) As a result of the Company's change in fiscal year end, the fiscal period ended December 28, 1996 comprises nine months.

(12) The amounts shown in this column, unless otherwise indicated, represent the Company's annual contribution to the Maxtor Savings Retirement Plan, a 401(k) plan. All U.S. employees are eligible to participate in this plan.

     The following table sets forth information with respect to stock options granted during the fiscal year ended December 27, 1997 to each of the Named Executive Officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                        POTENTIAL REALIZABLE
                                                                                          VALUE AT ASSUMED
                                            % OF TOTAL                                  ANNUAL RATES OF STOCK
                                             OPTIONS                                     PRICE APPRECIATION
                              NUMBER OF     GRANTED TO                                   FOR OPTION TERM(2)
                               OPTIONS     EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   ---------------------
            NAME              GRANTED(1)   FISCAL YEAR      PER SHARE         DATE         5%         10%
            ----              ----------   ------------   --------------   ----------   --------   ----------
Michael R. Cannon...........        --           --              --               --          --           --
William F. Roach............   125,000         7.70%          $6.00         01/02/07    $471,671   $1,195,307
Dr. Victor B. Jipson........        --           --              --               --          --           --
Paul J. Tufano..............        --           --              --               --          --           --
Phillip C. Duncan...........        --           --              --               --          --           --

---------------
(1) All options were granted under the Amended Plan. Options granted under the Amended Plan vest over a four-year period with 25% vesting at the first anniversary date of the vest date and 6.25% each quarter thereafter. The vesting schedule for new participants begins February 1, 1996 or hiring date, whichever is later. The Board retains discretion to modify the terms, including the price of outstanding options.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option term are provided in accordance with rules of the Commission and do not represent the Company's estimate or projection of the future Common Stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holders' continued employment through the vesting period. This table does not take into account any actual appreciation in the price of the Common Stock from the date of grant to the present.

     There were no options exercised during the twelve months ended December 27, 1997. The following table provides the specified information concerning unexercised options held as of December 27, 1997 by the Named Executive
Officers:

                 FISCAL YEAR-END VALUES OF UNEXERCISED OPTIONS

                                                  NUMBER OF SECURITIES
                                                 UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                       OPTIONS AT             IN-THE-MONEY OPTIONS
                                                  DECEMBER 27, 1997(1)      AT DECEMBER 27, 1997(2)
                                                ------------------------    ------------------------
                     NAME                       VESTED(#)    UNVESTED(#)    VESTED($)    UNVESTED($)
                     ----                       ---------    -----------    ---------    -----------
Michael R. Cannon.............................   140,625       309,375         --            --
William F. Roach..............................        --       125,000         --            --
Dr. Victor B. Jipson..........................    18,750        31,250         --            --
Paul J. Tufano................................    15,625        34,375         --            --
Philip C. Duncan..............................    12,500        27,500         --            --

---------------
(1) All options were granted under the Amended Plan. Options granted under the Amended Plan vest over a four-year period with 25% vesting at the first anniversary date of the vest date and 6.25% each quarter thereafter. The vesting schedule for new participants begins on the grant date.

(2) As of December 27, 1997, there were no unexercised in-the-money options because the exercise price per share was equal to the fair market value per share, as determined by the Board.

EMPLOYMENT AGREEMENTS

     In July 1996, the Company entered into a letter agreement with Mr. Cannon, its current President and Chief Executive Officer, relating to the terms of his employment, his initial level of compensation and payment of certain compensation in the event of his termination from the Company under certain circumstances. The agreement provides for base compensation of $500,000 per year; payment of a sign-on bonus of $1,000,000, payable in four equal quarterly installments beginning on the last day of December 1996; an annual bonus opportunity of approximately $250,000; and the grant of options to purchase 450,000 shares of the Company's Common Stock vesting over a four year period. The letter agreement further provides that in the event Mr. Cannon is terminated by the Company without cause, the Company shall pay Mr. Cannon the equivalent of one year's base salary plus any portion of the sign-on bonus remaining unpaid as of the date of such termination.

     In July 1996, the Company entered into a letter agreement with Mr. Tufano, its current Vice President, Finance and Chief Financial Officer, relating to the terms of his employment, his initial level of compensation and payment of certain compensation in the event of his termination from the Company under certain circumstances. The agreement provides for base compensation of $230,000 per year; payment of a sign-on bonus of $100,000, payable in two equal installments in July 1996 and January 1997; an annual bonus opportunity of approximately $115,000; and the grant of options to purchase 50,000 shares of the Company's Common Stock vesting over a four year period. The letter agreement further provides that in the event Mr. Tufano is terminated by the Company without cause, the Company shall pay Mr. Tufano the equivalent of nine months' base salary plus any portion of the sign-on bonus remaining unpaid as of the date of such termination.

     In January 1997, the Company entered into a letter agreement with Mr. Roach, its Senior Vice President, Worldwide Sales and Marketing, relating to the terms of his employment, his initial level of compensation, and a loan and associated repayment terms. The agreement provides for base compensation of $350,000 per year; a $350,000 loan, forgivable on a prorated basis over a three-year term; a one-time annual bonus between approximately $175,000 and $350,000; and the grant of options to purchase 125,000 shares of the Company's Common Stock vesting over a four year period. In accordance with the foregoing agreement, on January 10, 1997, Mr. Roach delivered to the Company a promissory note in the principal amount of $350,000 in exchange for payment to him by the Company of the loan amount. The note provides for forgiveness of one-third of the outstanding principal balance on each of the first three anniversary dates of his employment, provided that Mr. Roach is an employee of the Company on each such date. In addition, the promissory note shall be forgiven in full in the event of his termination by the Company for any reason other than willful misconduct of a culpable nature. In the event Mr. Roach voluntarily terminates his employment with the Company, the balance then due shall become immediately due and payable.

     In August 1996, the Company entered into a letter agreement with Mr. Philip
C. Duncan, its current Vice President, Human Resources, relating to the terms of his employment, his initial level of compensation and payment of certain compensation in the event of his termination from the Company under certain circumstances. The agreement provides for base compensation of $220,000 per year; payment of a sign-on bonus of $80,000, payable during the first week of employment; an annual bonus opportunity of approximately $110,000; and the grant of options to purchase 40,000 shares of Common Stock vesting over a four year period. The letter agreement further provides that in the event Mr. Duncan is terminated by the Company without cause, the Company shall pay Mr. Duncan the equivalent of nine months' base salary.

     In March 1997, the Company entered into a letter agreement with Mr. K.H. Teh, its current Vice President, Worldwide Manufacturing, relating to terms of his employment, his initial level of compensation and payment of certain compensation in the event of his termination from the Company under certain circumstances. The agreement provides for base compensation of S$396,000 (Singapore Dollars) per year; a sign-on bonus of $100,000 (U.S. Dollars), payable in two installments in March 1997 and March 1998; an annual wage supplement of one month's base salary payable in December so long as Mr. Teh has completed twelve months of continued employment; an annual bonus opportunity of approximately S$198,000 (Singapore Dollars), and the grant of options to purchase 100,000 shares of the Common Stock vesting over a four year period. The Company will provide Mr. Teh with a car and pay for certain operating expenses. The letter agreement further provides that in the event Mr. Teh is terminated by the Company without cause, the Company shall pay Mr. Teh the equivalent of twelve months' base salary.

BENEFIT PLANS

     Amended and Restated 1996 Stock Option Plan. The Amended Plan provides for the grant of incentive stock options ("ISOs") within the meaning of section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees, and for grants of nonstatutory stock options to employees, non-employee directors and consultants. The Amended Plan provides that all options must be granted, if at all, before May 1, 2006. The Board has the authority to amend or terminate the Amended Plan, provided that no such action may adversely affect the rights of any person granted an option under the Amended Plan without such person's consent unless such action is required to enable an option designated as an ISO to qualify as an ISO or is necessary to comply with any applicable law or regulation.

     The Amended Plan's maximum share reserve is 11,250,000 shares of Common Stock and as of June 1, 1998, options to purchase of a total of 5,627,013 shares
at a weighted average exercise price of $     per share were outstanding and
5,530,989 shares were available for future grants under the Option Plan.

     The Amended Plan is administered by the Board or a committee of the Board. The Board has the power to select the persons to whom options will be granted and to determine the terms of the options (except as described below with respect to the automatic outside director grants), including the exercise price, the number of shares subject to each option and the exercisability thereof, and the form of consideration payable upon exercise.

     The Amended Plan provides for the automatic grant of nonstatutory stock options to directors of the Company who are not employees of the Company or a parent or subsidiary corporation of the Company (an "Outside Director"). The Plan provides that each Outside Director (other than a director who became an Outside Director as a result of his or her termination of employment), who was serving as an Outside Director on May 1, 1996 (the "Effective Date") or first became an Outside Director after the Effective Date, will be granted an option to purchase 20,000 shares of Common Stock on the Effective Date or the date he or she became an Outside Director. In addition, for so long as an Outside Director remains a member of the Board, he or she shall receive an additional grant of a non-qualified stock option to purchase 5,000 shares of Common Stock on the third anniversary of the grant described in the preceding sentence.

     Options granted under the Amended Plan are not generally transferable by the optionee, other than by will or the laws of descent and distribution. In general, options granted under the Amended Plan must be exercised within 90 days after the end of optionee's status as an employee, director or consultant of the Company or a parent or subsidiary corporation of the Company, or within twelve months after a termination due to death or disability, but in no event later than the expiration of the option's expiration date. The exercise price of all incentive stock options granted under the Amended Plan must be at least equal to the fair market value of the Common Stock on the date of grant, and the exercise price of all nonstatutory stock options granted under the Amended Plan must be at least equal to 85% of the fair market value of the Common Stock on the date of grant. With respect to any person who owns stock possessing more than 10% of the voting power of all classes of the outstanding capital stock of the Company or a parent or a subsidiary corporation of the Company, the exercise price of any ISO must equal at least 110% of the fair market value on the grant date and if the option is an incentive stock option, the term of the option must not exceed five years. The term of all other ISOs granted under the Amended Plan may not exceed ten years.

     The Amended Plan provides that in the event of certain "transfer of control" transactions involving the Company, each option may be assumed or an equivalent option substituted for by the acquiring corporation. If the outstanding options are not assumed or substituted for as described in the preceding sentence, shares subject to the outstanding options will become fully vested and exercisable prior to the date of the closing of such transfer of control. See "Risk Factors -- Shares Eligible for Future Sale" and "Dilution."

     Option Amendment Program. In April 1998, the Company implemented a stock option amendment program pursuant to which it amended certain options granted under the Amended Plan prior to October 1,

1997. The option amendment program was implemented because the agreements evidencing such options provided for a "Pseudo-IPO Repurchase Right" in favor of the optionee, as well as certain repurchase rights in favor of the Company, which required the Company to recognize a quarterly compensation expense for financial statement purposes. The "Pseudo-IPO Repurchase Right" provided that if the Company did not complete an initial public offering (an "IPO") within six months after an "IPO Trigger Date," the optionee could tender his shares to the Company and require the Company to repurchase such shares at fair market value. An "IPO Trigger Date" is a date, on or before February 1, 2001, on which all of the following have occurred: (a) the Company has positive net income for four consecutive quarters, (b) the Company's value, as determined by an independent appraisal, equals or exceeds $700 million, and (c) the Company receives the written opinion of a nationally-recognized investment banking firm indicating that the Company may undertake an underwritten IPO of its Common Stock.

     The agreement evidencing each option which was amended pursuant to the program was modified to: (i) remove the Company's right of first refusal and vested shares repurchase option; (ii) remove the Pseudo-IPO Repurchase Right; and (iii) provide that in the event of a transfer of control of the Company, the shares subject to the option will become fully vested and exercisable in the event that the option is not assumed or substituted for by the acquiring corporation. In addition, each holder of an amended option was granted a new option to purchase a number of shares of the Common Stock equal to 10% of the shares subject to the old option (the "New Option"). The shares subject to the New Option will vest at the same rate as the shares subject to the old option and the New Option will be evidenced by an agreement with the same terms and conditions of the old option, as amended. The Pseudo-IPO Repurchase Right was implemented shortly after HEA had acquired the Company, in order to award and retain employees. Most of the options having this feature were granted in 1996. As a result of the amendment the Company's options are no longer subject to variable accounting treatment.

     1998 Employee Stock Purchase Plan. A total of 1.7 million shares of Common Stock have been reserved for issuance under the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan"), none of which have yet been issued. The Purchase Plan permits eligible employees to purchase Common Stock at a discount, but only through accumulated payroll deductions, during sequential 6-month offering periods. Participants will purchase shares on the last day of each offering period. In general, the price at which shares are purchased under the Purchase Plan is equal to 85% of the lower of the fair market value of a share of Common Stock on (a) the first day of the offering period, or (b) the purchase date. The initial offering period under the Purchase Plan will commence on the Closing of the Offerings.

     1998 Restricted Stock Plan. The Company's 1998 Restricted Stock Plan (the "Restricted Stock Plan") provides for awards of shares of Common Stock to employees. The Board has the authority to amend or terminate the Restricted Stock Plan. The Restricted Stock Plan's maximum share reserve is 390,000 shares of Common Stock. On May 1998, the Compensation Committee of the Board awarded all of the shares reserved under the Restricted Stock Plan to certain officers. All unvested shares of restricted stock are forfeited in the event of termination of employment with the Company. The restricted stock shares vest and are released from the forfeiture provision three years from the date of the restricted stock award. Under the terms of a change of control agreement, these shares are subject to certain acceleration of vesting schedules on a change of control. See "-- Change of Control Agreements."

     Change of Control Agreements. Effective May 29, 1998, the Compensation Committee of the Board approved Change of Control Agreements pursuant to which certain executives of the Company may receive severance benefits in the event of a termination of Employment under Certain circumstances involving a Change of Control of the Company. For this purpose, a "Change of Control" is defined generally as acquisition by any person of a beneficial ownership of 50% or more of the voting stock of the Company, certain mergers or other business combinations involving the Company, the sale of more than 50% of the assets of the Company, liquidation of the Company or change in the majority of the incumbent members of the Board (except for changes in Board composition approved by a majority of the directors), or the sale by HEA of more than 50% of its stock in the Company to an HDD manufacturer, provided the number of shares sold represents at least 10% of the outstanding stock in a single transaction at the time of such sale. Initial public offerings are excluded from the definition of Change of Control. Subject to the terms and conditions set forth in the Change of Control Agreements, severance benefits become payable in the event that, within 12 months following a Change of Control, the executive is terminated by the Company without cause, or resigns following a reduction in such employee's compensation, responsibility level, or relocation of more than 100 miles.

     In such event, the Eligible Employee is entitled to receive a lump sum cash payment equal to his or her annual salary plus target incentive for the severance period. The severance period is 24 months for the Chief Executive Officer and 12 months for other executives. In addition, the Change of Control Agreements provide for accelerated vesting of the executive's unvested stock options and/or restricted stock. For the Chief Executive Officer, all unvested stock options and restricted stock shall become 100% vested and other executives will have their option vesting accelerated by an additional two years, and their restricted stock shall be vested 50% or pro rata based upon the number of months from the restricted award date, whichever is greater. The executive will also be entitled to continued coverage under the Company's medical plan for the severance period. If any part of the benefits under the Change of Control Agreement is determined by the Company's accountants to be an excess parachute payment under Section 280G of the Internal Revenue Code, at the executive's option, the payment will be reduced to the minimum extent necessary to have no excess parachute payment.

     401(k) Plan. The Company maintains a retirement and deferred savings plan for its employees (the "401(k) Plan") that is intended to qualify as a tax-qualified plan under the Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (up to a statutory limit, which was $10,000 in calendar year 1998). Under the 401(k) Plan, the Company may make discretionary matching contributions. The Company's contributions to the 401(k) Plan for the fiscal periods ended March 30, 1996, December 28, 1996 and December 27, 1997, were $600,000, $1.2 million and $1.6 million, respectively. All amounts contributed by participant's and earnings on such contributions are fully vested at all times.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Pursuant to the provisions of the Delaware General Corporation Law, the Company has adopted provisions in its Amended and Restated Certificate of Incorporation which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for a breach of fiduciary duty as a director, except for liability as a result of (i) a breach of the director's duty of loyalty to the Company or its stockholders;
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) an act related to the unlawful stock repurchase or payment of a dividend under Section 174 of the Delaware General Corporation Law; and (iv) transactions from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Amended and Restated Certificate of Incorporation also authorizes the Company to indemnify its officers, directors and other agents, by bylaws, agreements or otherwise, to the full extent permitted under Delaware law. The Company has and intends to continue to enter into separate indemnification agreements with each of its directors and officers which may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance if available on reasonable terms.

     At present, except for the StorMedia litigation, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding which may result in a claim for such indemnification. See "Risk Factors -- Limited Protection of Intellectual Property; Risk of Third Party Claims of Infringement" and "-- StorMedia Legal Proceedings."

                              CERTAIN TRANSACTIONS

RELATIONSHIP WITH HEA

     In 1994, HEI and certain of its affiliates purchased 40% of the Company's outstanding Common Stock for an aggregate cash purchase price of $150.0 million pursuant to the Stock Purchase Agreement. In early 1996, HEA acquired all of the remaining shares of the publicly-held Common Stock in a tender offer and merger for an aggregate purchase price of $215.0 million and also acquired all of the Company's Common Stock held by HEI and certain of its affiliates. In June 1996 HEA exchanged its Common Stock in the Company for 58,208,955 shares of Series A Preferred Stock.

     In December 1995 HEA loaned the Company $100 million which was due on April 10, 1996 and accrued interest at LIBOR plus 65 basis points, with interest payable at maturity. This $100 million loan was replaced in April 1996 with a one year $100 million revolving line of credit bearing interest at HEA's cost of funds plus 10 basis points, with interest payable quarterly. In July 1996, the Company borrowed an additional $35 million from HEA due in August 1996, bearing interest at LIBOR plus 70 basis points with interest payable at maturity; this loan was repaid at maturity. In April 1997 HEA renewed the $100 million revolving line of credit and increased the borrowing limit to $150 million. HEA increased the borrowing limit on this line of credit to $185 million in June 1997, and to $270 million in August 1997. The Company borrowed all available credit under this facility as of August 1997. In December 1997, $200 million of this outstanding indebtedness was cancelled in exchange for 29,859,766 shares of Series A Preferred Stock, the borrowing limit was reduced to $150 million and the Company repaid an additional $5 million in principal. In January 1998, the Company repaid an additional $10 million in principal. In April 1998 this revolving line of credit was renewed with a borrowing limit of $100 million. A total of $55 million remains outstanding under this revolving line of credit.

     In contemplation of the Offerings, HEA, HEI and Maxtor have entered into certain agreements governing certain relationships between the parties. See "Relationships Between the Company and Hyundai."

RELATIONSHIP WITH HEI

     In August 1995, HEI guaranteed a $100 million 364 day revolving credit facility of the Company which expired in August 1996. In January 1996, HEI guaranteed a $13.8 million one year loan to Maxtor Singapore, which was renewed in January 1997 for an additional year and repaid at maturity on January 1998. In August 1996, HEI guaranteed an $86 million 364 day revolving credit facility and a $129 million three year revolving credit facility. In October 1996, the 364 day $86 million revolving credit facility was increased by $10 million and HEI guaranteed the additional amount. In addition, in October 1996, HEI guaranteed a separate $10 million one year revolving credit facility which was repaid by the Company in January 1998. In December 1996, HEI guaranteed two additional credit facilities, one of which was a three month $20 million uncommitted line which the Company repaid at maturity in March 1997 and the other of which was a one year $10 million facility which was repaid at maturity in December 1997. In August 1997, the Company repaid $65 million of the $96 million 364 day revolving credit facility and extended the balance of $31 million for an additional 364 days, continuing HEI's guarantee. In October 1997 HEI guaranteed an additional $10 million one year revolving credit facility.

     On March 30, 1996, the Company entered into an accounts receivable securitization program with Citicorp Securities, Inc. Under this program the Company could sell its qualified trade accounts receivable up to $100 million on a non-recourse basis. As of December 27, 1997, $79.8 million of advances related to sales of accounts receivable were included in accrued and other liabilities. As of March 28, 1998, this amount was $86.6 million. In connection with this agreement, HEI entered into a performance undertaking under which HEI agreed to cause the Company to collect receivables and to perform obligations of the Company in the event of the Company's failure to perform. HEI also indemnified the purchasers from any expenses incurred in enforcing their rights under the agreement. The Company's asset securitization program was subject to certain conditions, among which was a condition that all of HEI's long-term public senior debt securities achieve a specified rating. This condition was not met in February 1998, and the Company obtained waivers of this condition through April 8, 1998.

     The Company completed a new asset securitization program dated as of April 8, 1998 (the "New Program") arranged by Citicorp to replace the existing program. Under the New Program, the Company sells all of its trade accounts receivable through a special purpose vehicle with a purchase limit of $100 million on a non-recourse basis, subject to increase to $150 million, upon the fulfillment of the conditions subsequent described below. On April 8, 1998, the uncollected purchase price under the existing program, in the amount of approximately $100 million, was transferred to represent the purchased interest of Citicorp's Corporate Receivables Corporation ("CRC") under the New Program. HEI entered into a new performance undertaking similar to that under the former program. Continuance of the New Program is subject to certain conditions, including a condition that all of the long-term public senior debt securities of HHI achieve a specified rating. In addition, the New Program remains subject to certain conditions subsequent related to obtaining appropriate waivers as may be necessary from lenders of the Company's credit facilities, or effecting a cure of any outstanding defaults under such credit facilities of the Company and obtaining a performance guarantee from HHI of the obligations of the Company under the New Program. The Company must satisfy these conditions subsequent within 30 days of receiving undertaking documents from Citicorp and presently believes that it will be able to successfully satisfy these conditions.

     In May 1995, the Company entered into a definitive manufacturing agreement with HEI. Under the terms of the agreement, HEI manufactured Company-designed HDDs for the Company at a site in Korea and the Company purchased approximately $24.1 million of HDDs. In October 1996, the manufacturing agreement was canceled and production at the Korean manufacturing site was transferred to the Company's manufacturing facilities in Singapore. As part of the transfer, the Company purchased $4.3 million in inventories and approximately $14 million of HEI's manufacturing equipment, with the purchase price payable one year from the invoice date. The equipment was invoiced over the period from November 1996 through February 1997. HEI bore all other costs associated with the shut down of production in Korea.

     HEI and IBM are parties to the IBM License Agreement, under which HEI and its subsidiaries, including the Company, are licensed with respect to certain IBM patents. HEI is required under the IBM License Agreement to pay IBM a license fee, payable in installments through 2007. HEI has entered into a Sublicense Agreement with the Company pursuant to which Maxtor is obligated to pay IBM a portion of the license fee otherwise due from HEI under the IBM License Agreement, payable in annual installments ranging from $1.0 million to $2.3 million, when such amounts are due IBM from HEI under the IBM License Agreement. Under the IBM License Agreement, if Maxtor ceases to be a majority-owned subsidiary of HEA, Maxtor can obtain a royalty-free license under the same terms from IBM upon the request of HEI and Maxtor, and the fulfillment of certain conditions. Pursuant to the Sublicense Agreement, HEI has agreed to cooperate to obtain such a license for the Company once the Company ceases to be a majority owned subsidiary, and the Company has agreed to continue to pay IBM the Company's allocated license fee following the grant of such a license from IBM. HEI and the Company have indemnified each other for certain liabilities arising from their acts or omissions relating to the IBM License Agreement and the Sublicense Agreement as described below. See "Risk Factors -- Limited Protection of Intellectual Property; Risk of Third Party Claims of Infringement," "-- Control by and Dependence on HEA" and "Relationship Between the Company and Hyundai."

     The Company currently is involved in a dispute with StorMedia, which arises out of the StorMedia Agreement. Pursuant to the StorMedia Agreement, StorMedia agreed to supply disk media to the Company. StorMedia sued HEI, Mong Hun Chung (HEI's chairman), Dr. Chong Sup Park (HEA's President and the individual who signed the StorMedia Agreement on behalf of the Company) and K.S. Yoo (the individual who signed the StorMedia Agreement on behalf of HEI) alleging that at the time HEI entered into the StorMedia Agreement, it knew that it would not and could not purchase the volume of products which it committed to purchase, and that failure to do so caused damages to StorMedia in excess of $206 million. The Company believes that it has meritorious defenses against the claims alleged by StorMedia. See "Relationship between the Company and Hyundai."

RELATIONSHIP WITH IMS

     In 1996, the Company sold a majority interest in IMS to certain members of IMS management and other investors for $25 million in cash and $20 million in notes and retained a 23.5% ownership interest in IMS. In

October 1997, IMS completed an initial public offering and repaid in full the note and its related interest, which aggregated $21.8 million. As of March 28, 1998 the Company's interest in IMS was 16.0%. The Company has indemnified the investors and IMS up to $17.5 million for certain breaches of representations, provided that tax and environmental representations are not subject to the liability limit.

     The Company outsources most of its PCB assembly to IMS; IMS supplies the Company with PCBs, sub-assemblies and fully integrated products under a manufacturing services agreement. The Company made purchases from IMS of immaterial amounts in the years ended December 28, 1996 and December 27, 1997. Two former officers of the Company, Robert Behlman (formerly Vice President of Manufacturing) of the Company and Nathan Kawaye (formerly Vice President and Chief Financial Officer of the Company), hold positions as President and Chief Executive Officer and Vice President and Chief Financial Officer, respectively, at IMS. Mr. Paul J. Tufano is a current director of IMS. See "Risk
Factors -- Dependence on Suppliers of Components and Sub-Assemblies"
"Business -- Materials and Supplies," "Certain Transactions," and "Relationship between the Company and Hyundai."

RELATIONSHIP WITH HIT

     The Company is preparing to implement a new enterprise-wide information system provided by SAP, AG. The Company's rights to this new information system are governed by a license agreement between HIT and SAP. The Company currently is discussing with SAP the terms on which the Company could obtain a direct license with SAP. See "Risk Factors -- Transition to and Dependence on Information Systems; Year 2000 Problem," "Relationship between the Company and Hyundai" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RELATIONSHIP WITH MMC

     HEA formed a division in May 1996 to provide a supply of hard disk media to the Company. This division of HEA was incorporated as MMC in December 1997 and is currently a wholly-owned subsidiary of HEA. During the year ended December 27, 1997 and the three month period ended March 28, 1998, MMC supplied 17.4% and 28.8%, respectively, of media purchased by the Company for an aggregate purchase price of $15.5 million and $27.6 million, respectively. During 1997, MMC's media price to the Company was 2% below the best price for media available to the Company from any of its qualified merchant vendors. For the quarter ended March 28, 1998, the actual price for media supplied by MMC for each family of Maxtor products was based on a discount from weighted average prices of media purchased by the Company from qualified merchant vendors for such Maxtor products, resulting in an aggregate 3.7% discount. The Company is currently in the process of finalizing a formal agreement with MMC with respect to pricing for the balance of 1998 and does not anticipate that such agreement will result in a substantial price discount, if any, from the prices available from the Company's other qualified merchant vendors. See "Risk Factors -- Control by and Dependence on Hyundai," "-- Dependence on Suppliers of Components and Sub-Assemblies,"
"-- Dependence on International Operations; Risks from International Sales," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Materials and Supplies," and "Certain Transactions."

     Mr. Michael R. Cannon is currently a director of MMC.

OTHER RELATED PARTY TRANSACTIONS

     The Company has entered into employment agreements with certain of its officers. See "Management -- Employment Agreements." The Company has entered into indemnification agreements with each of its directors and executive officers. Such indemnification agreements require the Company to indemnify such individuals to the fullest extent permitted by law.

     All future material transactions between the Company and its executive officers, directors, principal stockholders and other affiliates will be approved by the Affiliated Transaction Committee or by a majority of the Company's independent and disinterested directors. See "Risk Factors -- Control by and Dependence on HEA," "Relationship between the Company and Hyundai" and "Management -- Board Committees."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of March 28, 1998 (assuming conversion of all outstanding shares of Series A Preferred Stock into Common Stock upon the closing of the Offerings and as adjusted to reflect the sale of the shares offered hereby, and assuming no exercise of the Underwriters' over-allotment options) (i) by each person who is known by the Company to beneficially own more than 5% of Common Stock; (ii) by each of the Named Executive Officers and by each of the Company's Directors; and (iii) by all of the Company's officers and directors as a group.

                                            SHARES BENEFICIALLY                     SHARES TO BE BENEFICIALLY
                                         OWNED PRIOR TO OFFERINGS     SHARES TO       OWNED AFTER OFFERINGS
                                         -------------------------    BE SOLD IN    --------------------------
          BENEFICIAL OWNER(1)               NUMBER        PERCENT     OFFERINGS       NUMBER         PERCENT
          -------------------            ------------    ---------    ----------    ----------      ----------
5% STOCKHOLDER
Hyundai Electronics America(2).........   44,029,850       99.9%
  3101 North First Street
  San Jose, CA 95134
EXECUTIVE OFFICERS AND DIRECTORS
Dr. Chong Sup Park(3)..................       12,375          *           --          12,375              *
Michael R. Cannon(3)...................      216,563          *           --         216,563              *
Charles F. Christ(3)...................       12,250          *           --          12,250              *
Chang See Chung........................           --         --           --              --             --
Charles Hill(3)........................       12,250          *           --          12,250              *
Y.H. Kim(3)............................       12,250          *           --          12,250              *
Dr. Victor B. Jipson(3)................       30,930          *           --          30,930              *
William F. Roach(3)....................       42,969          *           --          42,969              *
Paul J. Tufano(3)......................       24,063          *           --          24,063              *
Phillip C. Duncan(3)...................       19,250          *           --          19,250              *
All executives officers and directors
  as a group (16 persons)..............      463,550        1.0           --         463,550              *

---------------
 *  Less than one percent (1%)

(1) Number of shares beneficially owned and the percentage of shares beneficially owned are based on (i) 44,037,413 shares outstanding as of
    March 28, 1998 and (ii)                shares outstanding after the
    Offerings assuming no exercise of the Underwriters' over-allotment options. If such options are exercised in full, the number of shares outstanding
    after the Offerings will be                and the number of shares owned by
    HEA after the Offerings will be                (  %). Beneficial ownership
    is determined in accordance with the rules of the Securities and Exchange Commission. All shares of Common Stock subject to options currently exercisable or exercisable within 60 days after March 28, 1998 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned and the percentage of ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage of ownership of any other person. Except as indicated in the footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, such persons have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) HEA has certain nomination rights and rights to maintain at least a 30% ownership interest in the Company through the year 2000, and has agreed to certain limitations on the acquisition of the Company's Common Stock and proxy solicitations. See "Relationship Between the Company and Hyundai -- Stockholder Agreement."

(3) All shares subject to an option granted under the Amended Plan which are exercisable within 60 days after March 28, 1998.

(4) Excludes 44,029,850 shares of Common Stock beneficially owned by HEA. Each such individual disclaims beneficial ownership of such shares.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 250,000,000 shares of Common Stock and 95,000,000 shares of Series A Preferred Stock. Each outstanding share of Series A Preferred Stock will be converted into 0.5 of a share of Common Stock upon the closing of the Offerings. Upon such conversion, such Series A Preferred Stock will be canceled, retired and eliminated from the shares that the Company is authorized to issue. The following summary of certain provisions of the Common Stock and the Series A Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the Amended and Restated Certificate of Incorporation and Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     As of March 27, 1997 there were approximately 45,994 shares of Common Stock outstanding held of record by fourteen stockholders. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock and Preferred Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock offered hereby will be fully paid and non-assessable.

PREFERRED STOCK

     The Board has the authority, without action by the stockholders, to designate and issue Preferred Stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series, any or all of which may be greater than the rights of the Common Stock. It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock until the Board determines the specific rights of the holders of such Preferred Stock. However, the effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairing the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock. See "-- Delaware Anti-Takeover Law and Certain Charter Provisions."

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     After the Offerings, HEA, which will hold approximately
shares of Common Stock (     if the Underwriters' overallotment options are
exercised in full), or certain transferees, will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the Stockholder Agreement between the Company and HEA, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other stockholders exercising registration rights, HEA and its transferees are entitled to notice of such registration and are entitled to include shares of such Common Stock therein; provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration. In addition, HEA and certain transferees may require the Company, beginning six months after the date of this Prospectus, on not more than five occasions to file a registration statement under the Securities Act with respect to minimum specified amounts and value of shares held by HEA, and the Company is required to use its reasonable commercial efforts to effect such registration, subject to certain conditions and limitations. Registration of such shares under the Securities Act would result in such shares becoming freely tradable and could have an adverse effect on the market price for the Common Stock. See "Risk Factors -- Shares Eligible for Future Sale" and "Relationship between the Company and Hyundai -- Stockholder Agreement."

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"), which prohibits a publicly held Delaware corporation form engaging in any "business combination" with an "interested stockholder" for three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or (iii) on or subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior did own) 15% or more of the corporation's voting stock.

     In addition, pursuant to the Amended and Restated Certificate of Incorporation the Board has authority to issue up to 95,000,000 shares of Preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market price of the Common Stock. The Company has no present plan to issue shares of Preferred Stock.

     The Amended and Restated Certificate of Incorporation provides that the Board will be divided into three classes of directors serving staggered three-year terms. As a result, only one of the three classes of the Board will be elected each year. The directors are removable only for cause upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting as a single class. The Board has the exclusive right to set the authorized number of directors and to fill vacancies on the Board. The Amended and Restated Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of the Company may be called only by the Board, the Chairman of the Board, or the Chief Executive Officer. Advance notice is required for stockholder proposals or director nominations by stockholders. These provisions may be amended only by the affirmative vote of at least 66 2/3% of the outstanding voting stock, voting as a single class. The Company has entered into a Stockholders Agreement with HEA which grants HEA certain rights to nominate directors, and restricts HEA's right to solicit proxies and acquire additional shares of Common Stock.

     These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market price of the Common Stock. Such provisions also may inhibit fluctuations in the market price of the Common Stock that could result from takeover attempts. See "Risk
Factors -- Effect of Antitakeover Provisions," and "-- Control By and Dependence on HEA" and "Relationship Between the Company and HEA."

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION PROVISIONS RELATING TO CONFLICTS OF INTEREST AND CORPORATE OPPORTUNITIES

     In order to address certain potential conflicts of interest between HEA and the Company, the Company's Amended and Restated Certificate of Incorporation contains provisions concerning the conduct of certain affairs of the Company as they may involve HEA and its affiliates (other than the Company) and their respective officers and directors, and the powers, rights, duties and liabilities of the Company and its officers, directors, stockholders in connection therewith. In general, these provisions recognize that the Company and HEA and their respective affiliates may engage in the same or similar business activities and lines of business and may have an interest in the same areas of corporate opportunities and that the Company and HEA and their respective affiliates will continue to have contractual and business relations with each other (including service of officers and directors of HEA as directors of the Company). See "Management -- Directors and Executive Officers."

     The Amended and Restated Certificate of Incorporation provides that any person purchasing or otherwise acquiring any interest in any shares of capital stock of the Company shall be deemed to have notice of and to have consented to these provisions.

     For purposes of these provisions the term "Company" includes its subsidiaries and other entities in which it beneficially owns directly or indirectly 33 1/3% or more of the outstanding voting securities or interests. For purposes of the following discussion, "Hyundai Affiliates" means HEA, HEI, any of their successors, and all corporations, partnerships, joint ventures, associations and other entities that directly or indirectly through one or more intermediaries is controlled by HEA or HEI (other than the Company and its subsidiaries and such other entities controlled by the Company).

     Conflict of Interest Policy. Article Tenth of Maxtor's Amended and Restated Certificate of Incorporation sets forth provisions to regulate and guide certain contractual relations and other business relations of the Company as they may involve Hyundai Affiliates, or their officers or directors, or other corporations, partnerships, associations or other organizations in which one or more the Company's directors have a financial interest ("Related Entities"). Pursuant to Article Tenth, no contract, agreement, arrangement or transaction between the Company and any Hyundai Affiliate or any Related Entity, or between the Company and one of the directors or officers of the Company, any Hyundai Affiliate or any Related Entity or any amendment, modification or termination thereof (each a "Transaction"), shall be void or voidable solely for the reason that such parties are parties thereto or that such directors or officers are present in or participate in the meeting of the Board or committee which authorizes such Transaction or solely because his or their votes are counted for such purpose. Pursuant to Article Tenth, any Hyundai Affiliate, any Related Entity and such officers and directors shall have fully satisfied and fulfilled any fiduciary duties they may have to the Company and its stockholders, shall not be liable to the Company or its stockholders for any breach of any fiduciary duty they may have by reason of the entering into, performance or consummation of such Transaction and shall be deemed to have acted in good faith and in a manner such persons believed to be in or not opposed to the best interest of the Company to the extent such standard is applicable to such person's conduct, and shall be deemed not to have breached any duty of loyalty to the Company or its stockholders and not to have derived any improper personal benefit therefrom if:

          (i) the material facts as to the Transaction are disclosed to or known by the Board or the committee that authorized the Transaction and the Board or such committee in good faith authorizes or approves the Transaction by the affirmative vote of a majority of the Disinterested Directors on the Board or such committee (even if less than a quorum);

          (ii) the material facts as to the Transaction are disclosed or known to the holders of voting stock entitled to vote thereon and the Transaction is specifically approved in good faith by vote of the holders of a majority of the then outstanding voting stock not owned by any Hyundai Affiliate or Related Entity, voting as a single class; or

          (iii) such Transaction is fair as to the Company at the time it is authorized, approved or ratified by the Board, a committee thereof or the stockholders of the Company.

     Any Transaction authorized, approved or effected as described in (i) or
(ii) above shall be deemed entirely fair to the Company and its stockholders, provided however that if such authorization or approval is not obtained or such Transaction is not effected, no presumption shall arise that such Transaction is not fair to the Company or its stockholders. Directors of the Company who are also directors or officers of any Hyundai Affiliate or any Related Entity may be counted in determining the presence of a quorum at a meeting of the Board of a committee that authorizes or approves any such Transaction and may vote at such meeting. Equity securities with voting rights owned by any Hyundai Affiliate or any Related Entities may be counted in determining the presence of a quorum at a meeting of stockholders that authorizes or approves any such transaction and may be voted at such meeting. No Hyundai Affiliate shall be liable to the Company or its stockholders for breach of any fiduciary duty it may have by reason of the fact that any Hyundai Affiliate takes any action or exercise any rights or gives or withholds any consent in connection with any Transaction between any Hyundai Affiliate and the Company. Any Transaction with any corporation, partnership, joint venture, association or other entity in which the Company beneficially owns, directly or indirectly 50% or more of the outstanding voting stock, voting power or similar interest or with any officer or director thereof shall be deemed to be a Transaction with the Company.

     The affirmative vote of the holders of more than 66 2/3% of the voting power of the Company's equity securities then outstanding, voting together as a single class, is required to alter, amend or repeal Article Tenth of the Amended and Restated Certificate of Incorporation in a manner adverse to the interests of any Hyundai Affiliate or to adopt any provision of the Amended and Restated Certificate of Incorporation adverse to the interests of any Hyundai Affiliate and inconsistent with any provision of Article Tenth. Article Tenth further provides that neither the alteration, amendment or repeal of Article Tenth nor the adoption of any provision inconsistent with Article Tenth will eliminate or reduce the effect of Article Tenth in respect of any matter occurring or cause of action, suit or claim that, but for Article Tenth, would accrue or arise, prior to such alteration, amendment repeal or adoption.

     Corporate Opportunity Policy. Article Eleventh of the Company's Amended and Restated Certificate of Incorporation sets forth provisions to regulate, define and guide the conduct of certain affairs of the Company as they may involve Hyundai Affiliates and their officers and directors, and the powers, rights, duties and liabilities of the Company and its officers, directors and stockholders, regarding corporate opportunities.

     Article Eleventh provides that in the event that any Hyundai Affiliate acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both a Hyundai Affiliate and the Company, the Hyundai Affiliate shall have no duty to communicate or present such corporate opportunity to the Company and shall not be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company by reason of the fact that the Hyundai Affiliate pursues or acquires such corporate opportunity for itself or another Hyundai Affiliate, directs such corporate opportunity to another person, or does not present such corporate opportunity to the Company, except to the extent required by Article Eleventh.

     Article Eleventh provides further that if a director or officer of the Company who is also a director or officer of a Hyundai Affiliate acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Company and any Hyundai Affiliate, such director or officer of the Company (i) shall have fully satisfied and fulfilled the fiduciary duties to the Company and its stockholders with respect to such corporate opportunity, (ii) shall not be liable to the Company or its stockholders for breach of any fiduciary duty by reason of the fact that any Hyundai Affiliate pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person (including, without limitation, another Hyundai Affiliate) or does not communicate information regarding such corporate opportunity to the Company, (iii) shall be deemed to have acted in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of the Company, and (iv) shall be deemed not to have breached his or her duty of loyalty to the Company or its stockholders and not to have derived an improper benefit therefrom, if such director or officer acts in a manner consistent with the following policy:

          (x) a corporate opportunity offered to any person who is a director but not an officer of the Company and who is also an officer (whether or not a director) of any Hyundai Affiliate shall belong to such Hyundai Affiliate, unless such opportunity is expressly offered, in writing, to such person primarily in his or her capacity as a director of the Company, in which case such opportunity shall belong to the Company;

          (y) a corporate opportunity offered to any person who is an officer (whether or not a director) of the Company and who is also a director but not an officer of any Hyundai Affiliate shall belong to the Company, unless such opportunity is expressly offered, in writing, to such person primarily in his or her capacity as a director of a Hyundai Affiliate, in which case such opportunity shall belong to such Hyundai Affiliate; and

          (z) a corporate opportunity offered to any other person who is either
     (i) an officer of both the Company and a Hyundai Affiliate or (ii) a director of both the Company and a Hyundai Affiliate and not an officer of either entity, shall belong to such Hyundai Affiliate or to the Company, as the case may be, if such opportunity is expressly offered, in writing, to such person primarily in his or her capacity as an officer or director of the Company or of such Hyundai Affiliate, respectively; otherwise, such opportunity shall belong to the Company.

     Article Eleventh further provides that any corporate opportunity that belongs to a Hyundai Affiliate or to the Company pursuant to the foregoing policy shall not be pursued by the other, or directed by the other to another person, unless and until the Hyundai Affiliate or the Company, as the case may be, determines not to pursue the opportunity. However, if the party to whom the corporate opportunity belongs does not within a reasonable period of time begin to pursue, or thereafter continue to pursue, such opportunity diligently and in good faith, the other party may then pursue such opportunity or direct it to another person.

     For purposes of Article Eleventh, "corporate opportunities" shall consist of business opportunities which (i) the Company is financially able to undertake, (ii) are, from their nature, in the line or lines of the Company's business and are of practical advantage to it, and (iii) are ones in which the Company has an interest or reasonable expectancy. In addition, "corporate opportunities" shall not include any transaction in which the Company or any Hyundai Affiliate is permitted to participate pursuant to (a) any agreement between the Company and any Hyundai Affiliate which was entered into prior to the closing of this Offering or (b) any subsequent agreement between the Company and any Hyundai Affiliate approved pursuant to Article Tenth of the Amended and Restated Certificate of Incorporation. The rights of the Company under any such agreement are deemed to be contractual rights and shall not be corporate opportunities of the Company for any purpose.

     Article Eleventh further provides that if any contract, agreement, arrangement or transaction between the Company and any Hyundai Affiliate involves a corporate opportunity and is approved in accordance with the procedures set forth in Article Tenth of the Amended and Restated Certificate of Incorporation, a Hyundai Affiliate and its officers and directors shall also, for the purposes of Article Eleventh and the other provisions of the Company's Amended and Restated Certificate of Incorporation, be deemed to have fully satisfied and fulfilled any fiduciary duties they may have to the Company and its stockholders. Article Eleventh provides that any such contract, agreement, arrangement or transaction involving a corporate opportunity not so approved will not by reason thereof result in any such breach of any fiduciary duty, but shall be governed by the other provisions of Article Eleventh, the Amended and Restated Certificate of Incorporation, the Company's Bylaws, and applicable law.

     For purposes of Article Eleventh, a director of the Company who is Chairman of the Board of the Company or a committee thereof shall not be deemed to be an officer of the Company by reason of holding such position (regardless of whether such position is deemed an office of the Company under the Bylaws of the Company), unless such person is a full-time employee of the Company.

     The affirmative vote of the holders of more than sixty-six and two-thirds percent (66 2/3%) of the voting power of the Company's equity securities then outstanding, voting together as a single class, is required to alter, amend or repeal Article Eleventh in a manner adverse to the interests of the Hyundai Affiliates, or adopt any provision of the Amended and Restated Certificate of Incorporation adverse to the interests of any Hyundai Affiliate and inconsistent with, any provision of Article Eleventh. Neither the alteration, amendment or repeal of Article Eleventh, nor the adoption of any provision inconsistent with Article Eleventh, shall eliminate or reduce the effect of Article Eleventh in respect of any matter occurring, or any cause of action, suit or claim that, but for Article Eleventh, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is                .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Immediately prior to the Offerings, there was no public market for the Common Stock. Future sales of substantial amounts of the Common Stock in the public market could adversely affect the market price of the Common Stock.

     Upon completion of the Offerings, the Company will have outstanding an
aggregate of                shares of Common Stock, assuming (i) the issuance of
               shares of Common Stock offered hereby and (ii) no exercise of
options to purchase Common Stock after                . Of these shares, the
               shares sold in the Offerings will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by "Affiliates" of the Company as that term is defined in Rule 144 under the Securities Act (whose sales would be subject to certain limitations and restrictions described below).

     The remaining 44,075,844 shares of Common Stock held by existing stockholders were issued and sold by the Company in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to "lock-up" agreements described below on the effective date of the Offerings. On the effective date of the Offerings, shares not subject to the lock-up agreements described below will be eligible for sale pursuant to Rule
144(k). [Beginning   days after the effective date of the Offerings,
               additional shares not subject to the lock-up agreements described below will become eligible for sale, subject in most cases to the limitations of Rule 144. Upon expiration of the lock-up agreements 180 days after the effective
date of the Offerings,                additional shares will become eligible for
sale, subject in most cases to the limitations of Rule 144. In addition, holders of stock options could exercise such options and sell certain of the shares issued upon exercise as described below. (To be revised upon resolution of issues related to HEA's registration rights.)]

     As of                there were a total of                shares of Common
Stock subject to outstanding options under the Amended Plan,                of
which were vested and exercisable. All of these shares are subject to lock-up agreements. All options held by officers and directors of the Company are subject to 180 day lock-up agreements. Beginning 90 days after the effective
date of the Offerings,                shares of Common Stock which are subject
to outstanding options and not subject to the lock-up agreements will after exercise become eligible for sale in accordance with Rule 701 under the Securities Act ("Rule 701"). Immediately after the completion of the Offerings, the Company intends to file registration statements on Form S-8 under the Securities Act to register all of the shares of Common Stock issued or reserved for future issuance under the Amended Plan. On the date 180 days after the
effective date of the Offerings, a total of                shares of Common
Stock subject to outstanding options will be vested and exercisable. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to the Amended Plan generally would be available for resale in the public market.

     The officers and directors and all existing stockholders of the Company have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of the Offerings. Smith Barney Inc., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements.

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate) is entitled to sell in "broker's transactions" or to market makers, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately shares immediately after the Offerings) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Pursuant to Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Pursuant to Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of the Offerings are entitled to sell such shares 90 days after the effective date of the Offerings in reliance on Rule 144, without having to comply with the holding period and notice filing requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the Company becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating the compensation of such persons. In addition, the Commission had indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, may be sold by persons other than Affiliates (as defined in Rule 144 under the Securities Act) subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its one year minimum holding period requirements. See "Description of Capital Stock -- Registration Rights of Certain Holders."

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                           TO HOLDERS OF COMMON STOCK

GENERAL

     The following is a general discussion of certain United States federal income and estate tax considerations relating to the ownership and disposition of Common Stock by a holder who acquires and owns such Common Stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This discussion does not consider specific facts and requirements that may be relevant to a particular holder's tax position, does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, and local tax consequences and United States federal gift taxes that may be relevant to such holders in light of their personal circumstances. Further, it does not discuss the rules applicable to holders subject to special tax treatment under the federal income tax laws (including but not limited to, banks, insurance companies, tax-exempt organizations, dealers in securities or currencies, holders of securities held as part of a "straddle," "hedge," or "conversion transaction," traders in securities electing to mark to market their securities positions and persons who undertake a constructive sale of Common Stock). This discussion is based on current provisions of the Code, existing and proposed regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly on a retroactive basis. Accordingly, each prospective purchaser of Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding, and disposing of Common Stock.

U.S. HOLDERS

     The following discussion is limited to a holder of Common Stock that for United States federal income tax purposes is (i) a citizen or resident (within the meaning of Section 7701 (b) of the Code) of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States, or any state or any political subdivision thereof,
(iii) an estate whose income is includible in gross income for United States federal income tax purposes, regardless of its source, or (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code (a "U.S. Holder").

Dividends and Gain on Disposition of Common Stock

     In general, dividends paid from current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes, will be included in a U.S. Holder's income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Gain or loss realized on the sale or exchange of Common Stock will equal the difference between the amount realized on such sale or exchange and the U.S. Holder's adjusted tax basis in such Common Stock. Gain on the Common Stock held by an individual for more than 18 months is subject to tax at a maximum rate of 20% and gain on the Common Stock held by an individual for more than one year and up to 18 months is subject to tax at a maximum rate of 28%.

Information Reporting and Backup Withholding

     A U.S. Holder of Common Stock may be subject to "backup withholding" at a rate of 31% with respect to certain "reportable payments," including dividend payments. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN,
(iii) fails to report property interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established.

     The Company will report to the U.S. Holders of Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

NON-U.S. HOLDERS

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder. As used herein, the term "Non-U.S. Holder" means any holder other than a U.S. Holder. For purposes of withholding tax on dividends discussed below, dividends and gain on the sale, exchange or other disposition of Common Stock will generally be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business or (ii) in the case of most treaty residents, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

  Dividends

     In general, dividends paid to a Non-U.S. Holder of Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are U.S. trade or business income. If the dividend is U.S. trade or business income, the dividend would be subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates and would be exempt from the 30% withholding tax described above. Any such dividends that are U.S. trade or business income received by a foreign corporation may, under certain circumstances, be subject to the additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the U.S. trade or business income exemption discussed above.

     Under current United States Treasury regulations, dividends paid to a stockholder at an address in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary), including for purposes of determining the applicability of a tax treaty rate. Under Treasury Regulations effective for payments after December 31, 1999 (the "New Regulations"), to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder would generally be required to provide an Internal Revenue Service Form W-8 (or suitable substitute form) certifying such Non-U.S. Holder's entitlement to benefits under a treaty. These certification requirements may be relaxed somewhat in the case of a Non-U.S. Holder who holds Common Stock through an account maintained at a non-U.S. office of a financial institution. Certain other special rules may be applicable to a Non-U.S. Holder under the New Regulations.

     A Non-U.S. Holder of Common Stock that is eligible for a reduced rate of United States withholding tax pursuant to a tax treaty or whose dividends have otherwise been subjected to withholding in an amount that exceeds such holders' United States federal income tax liability, may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service").

  Gain on Disposition of Common Stock

     A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is U.S. trade or business income, (ii) in the case of a Non-U.S. Holder who is a nonresident alien individual and holds Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met or (iii) the Non-U.S. Holder is subject to tax pursuant to provisions of United States tax law that apply to certain expatriates.

  Information Reporting and Backup Withholding

     The Company must report annually to the Service and to each Non-U.S. Holder the amount of any dividends paid to, and the tax withheld with respect to, such Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

     The payment of proceeds on the disposition of shares of Common Stock to or through the United States office of a United States or foreign broker will be subject to information reporting and backup withholding at a rate of 31.0% unless the owner provides the certification described above or otherwise establishes an exemption. The proceeds of the disposition by a Non-U.S. Holder of shares of Common Stock to or through a foreign office of a broker will not be subject to backup withholding or information reporting. However, if such broker is a U.S. person, a controlled foreign corporation for United States tax purposes, or a foreign person, 5.0% or more of whose gross income from all sources for certain periods is from activities that are effectively connected with a U.S. trade or business, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder's Non-U.S. status and has no actual knowledge to the contrary or unless the holder otherwise establishes an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against the Non-U.S. Holder's federal income tax, provided that the required information is provided to the Service. The New Regulations would modify the application of the information reporting requirements and back-up withholding tax to Non-U.S. Holders effective January 1, 2000.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "U.S. Underwriting Agreement") among the Company, the Selling Stockholder and each of the underwriters named below (the "U.S. Underwriters"), for whom Smith Barney Inc., Hambrecht & Quist LLC, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and NationsBanc Montgomery Securities LLC are acting as representatives (the "U.S. Representatives"), the Company and the Selling Stockholder have agreed to sell to each of the U.S. Underwriters and each of the U.S. Underwriters has severally agreed to purchase from the Company and the Selling Stockholder the aggregate number of shares of Common Stock set forth opposite its name in the table below.

                                                              NUMBER OF SHARES
                        UNDERWRITER                             COMMON STOCK
                        -----------                           ----------------
Smith Barney Inc............................................
Hambrecht & Quist LLC.......................................
Lehman Brothers Inc.........................................
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................
NationsBanc Montgomery Securities LLC.......................
[Other U.S. Underwriters]...................................
     Total..................................................

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions set forth therein. The U.S. Underwriters are committed to purchase all of the shares of Common Stock agreed to be purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement (other than those covered by the over-allotment options described below), if any shares of Common Stock are purchased. In the event of default by any U.S. Underwriter, the U.S. Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The U.S. Representatives have advised the Company and the Selling Stockholder that the U.S. Underwriters propose initially to offer such shares of Common Stock to the public at the initial public offering price thereof set forth on the cover page of this Prospectus, and to certain dealers at such price
less a discount not in excess of $.     per share. The U.S. Underwriters may
allow, and such dealers may reallow, a discount not in excess of $.     per
share on sales to certain other dealers. After the initial public offering of the shares of Common Stock, the public offering price and such discounts may be changed.

     The Company and the Selling Stockholder also have entered into an underwriting agreement (the "International Underwriting Agreement") with the International Underwriters named therein, for whom Smith Barney Inc., Hambrecht & Quist, Lehman Brothers International (Europe), Merrill Lynch International and NationsBanc Montgomery Securities LLC are acting as representatives (the "International Representatives" and, together with the U.S. Representatives, the
"Representatives"), providing for the concurrent offer and sale of           of
the shares of Common Stock outside the United States and Canada.

     The closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement, and the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement. The initial public offering price and underwriting discounts per share of Common Stock for the U.S. Offering and the International Offering will be identical.

     Each U.S. Underwriter has severally agreed that, as part of the
distribution of the                shares of Common Stock by the U.S.
Underwriters, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person; (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus relating to the U.S. Offering to any person outside of the United States or Canada, or to anyone other than a United States or Canadian Person; and (iii) any dealer to whom it may sell any shares of Common Stock will represent that it is not purchasing for the account of anyone other than a United States or Canadian Person and agree that it will not offer or resell, directly or indirectly, any shares of Common Stock outside of the United States or Canada, or to anyone other than a United States or Canadian Person or to any other dealer who does not so represent and agree.

     Each International Underwriter has severally agreed that, as part of the
distribution of the           shares of Common Stock by the International
Underwriters, (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person; (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus to any person in the United States or Canada, or to any United States or Canadian Person; and (iii) any dealer to whom it may sell any shares of Common Stock will represent that it is not purchasing for the account of any United States or Canadian Person and agree that it will not offer or resell, directly or indirectly, any shares of Common Stock in the United States or Canada, or to any United States or Canadian Person or to any other dealer who does not so represent and agree.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters
and International Underwriters dated                , 1998. "United States or
Canadian Persons" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of its source (other than a foreign branch of such entity) and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers and sales are made.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the initial public offering price thereof set forth on the cover page of this Prospectus, less an amount not greater than the concession to securities dealers set forth above. To the extent that there are sales between the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

     Each International Underwriter has severally represented and agreed that
(i) it has not offered or sold and, prior to the expiration of six months from the closing of the International Offering, will not offer or sell any shares of Common Stock in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted in and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in
Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     The Company and the Selling Stockholder have granted to the U.S. Underwriters and the International Underwriters options to purchase up to an
additional           and           shares of Common Stock, respectively, in each
case at the applicable price to the public less the applicable underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent such options are exercised, each of the U.S. Underwriters and the International Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the U.S. Underwriting Agreement or the International Underwriting Agreement, as applicable.

     The Company has agreed with the Underwriters not to offer, pledge, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities or options convertible into, or exchangeable or exercisable for, shares of Common Stock for a period of 180 days following the date hereof without the prior written consent of Smith Barney Inc. subject to certain limited exceptions. In addition, each of the Company's officers, directors and stockholders has agreed with the Underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, or file a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date hereof unless with the prior written consent of Smith Barney Inc., subject to certain limited exceptions. Smith Barney Inc. currently does not intend to release any securities subject to such lock-up agreements, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

     The U.S. Underwriting Agreement and the International Underwriting Agreement provide that the Company and the Selling Stockholder will indemnify the several U.S. Underwriters and International Underwriters against certain liabilities under the Securities Act, or contribute to payments the U.S. Underwriters and the International Underwriters may be required to make in respect thereof.

     In connection with the Offerings, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offerings than they are committed to purchase from the Company and the Selling Stockholder, and in such case may purchase Common Stock in the open market following completion of the Offerings to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to shares of Common Stock by exercising the Underwriters' over-allotment options referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offerings), for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offerings but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Underwriters do not intend to confirm sales in the Offerings to any accounts over which they exercise discretionary authority.

     Immediately prior to the Offerings, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the shares of Common Stock will be determined by negotiation among the Company, the Selling Stockholder and the Representatives. Among the factors considered in determining the initial public offering price will be the Company's record of operations, its current financial condition, its future prospects, the market for its services, the experience of management, the economic conditions of the Company's industry in general, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to the Company and other relevant factors. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offerings will not be lower than the price at which the shares of Common Stock are sold by the Underwriters. See "Risk Factors -- Expected Volatility of Stock Price; Absence of Current Trading Market for the Common Stock."

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich LLP, Palo Alto, California and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of Maxtor Corporation as of December 28, 1996 and December 27, 1997 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the nine months ended December 28, 1996 and for the year ended December 27, 1997 included in this Prospectus and registration statement, have been included herein in reliance on the report, which include an emphasis of a matter related to the Company's ultimate parent, Hyundai Electronics Industries, Co., Ltd., of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The consolidated statements of operations, stockholders' equity (deficit) and cash flows of the Company for the year ended March 30, 1996 included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof, as well as such reports and other information filed with the Commission, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048 upon payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. The reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W. Washington, D.C. 20006.

                                    GLOSSARY

     Application Specific Integrated Circuit (ASIC) -- a custom designed integrated circuit that performs a specific application rather than general-purpose chips such as conventional logic chips with discrete gates. The use of an ASIC in place of a conventional logic chip reduces product size and cost.

     Actuator -- the mechanism that moves the head assembly on a disk. This mechanical assembly positions the read/write heads over the circumferential line which describes the target cylinder.

     Areal density -- the maximum number of bits per linear inch of storage surface times the number of tracks per radial inch yields the areal density of bits per square inch.

     Build-to-Order (BTO) -- supply chain management methodology where personal computers are built to the unique requirements of a specific end-user customer order.

     Controller -- a portion of the IC circuit that manages the flow of data to and from the disk media including the error correction coding, media defect management, actuator positioning and system host interface interaction.

     Digital Signal Processor (DSP) -- a compact integrated circuit that provides an ultra-fast simplified instruction set processor commonly used in actuator control applications.

     Firmware -- the software program, written either in high-level language or in assembly or machine language, which, when combined with the mechanical mechanisms and ASICs within the drive, controls the functions of the hard drive.

     Gigabyte (GB) -- one billion bytes.

     Head Disk Assembly (HDA) -- the mechanical components of a disk drive (minus the electronics), which includes the actuators, read/write heads and platters.

     Head Stack Assembly (HSA) -- the sub-assembly that contains the read/write heads and actuator assembly.

     Interface -- the all-inclusive definition of the connection and interaction between the hard drive and the host system.

     Just-in-Time (JIT) -- inventory management system where components are stored near a manufacturing facility so they can be released as they are needed to support the flow of material on the assembly line.

     Magnetic Disk -- are disks made of a smooth substrate to which a thin coating of magnetic materials is applied. Each disk has a slider suspended directly above it, holding the head, which can read from or write data to the spinning disk.

     Magneto-resistive (MR) -- a technology used for the read element of a read/write head used with a high-density magnetic disk. HDDs use a magneto-resistive read head for reading and an inductive element for writing. As storage capacity increases and the bit gets smaller, the magnetic field of the bit becomes weaker. The magneto-resistive head is more sensitive to magnetic fields than inductive read heads.

     Media -- materials that hold data in any form or that allow data to pass through them, including paper, transparencies, multipart forms, hard, floppy and optical disks, magnetic tape, wire, cable and fiber.

     Megabyte (MB) -- one million bytes.

     Printed Circuit Board (PCB) -- a flat board that holds chips and other electronic components. The board is made of reinforced fiberglass or plastic and interconnects components via copper pathways. The main printed circuit board in a system is called a system board or motherboard, while smaller ones that plug into the slots in the main board are called boards or cards.

     Read Channel -- a circuit in a disk drive that provides for changes for the recording to and the reading from the magnetic disk.

     Read/Write Head -- a device that reads (senses) and writes (records) data on a magnetic disk or tape. For writing, the surface of the disk or tape is moved past the read/write head. By discharging electrical impulses at the appropriate times, bits are recorded as tiny, magnetized spots of positive or negative polarity. For reading, the surface is moved past the read/write head, and the bits that are present induce an electrical current within the head.

     Sector -- the smallest unit of storage read or written on a disk.

     Sliders -- aerodynamically designed objects that keep the read/write head at a proper distance from the disk platter. The read/write head is embedded within the slider.

     Spindle -- a rotating shaft in a disk drive.

     Thin-film -- a microscopically thin layer of semiconductor or magnetic material that is deposited onto a metal or ceramic disk.

     Thin-film Head -- a read/write head for high-density disks that is made from thin layers of a conducting film deposited onto a nickel-iron core.

                               MAXTOR CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF MAXTOR CORPORATION

                                                              PAGE
                                                              ----
FINANCIAL STATEMENTS:
Consolidated Balance Sheets December 28, 1996, December 27,
  1997 and March 28, 1998 (unaudited).......................   F-2
Consolidated Statements of Operations Fiscal year ended
  March 30, 1996, nine months ended December 28, 1996,
  fiscal year ended December 28, 1997, and for each of the
  three month periods ended March 29, 1997 and March 28,
  1998 (unaudited)..........................................   F-3
Consolidated Statements of Stockholders' Equity (Deficit)
  Fiscal year ended March 30, 1996, nine months ended
  December 28, 1996, fiscal year ended December 28, 1997 and for the three month period ended March 28, 1998
  (unaudited)...............................................   F-4
Consolidated Statements of Cash Flows Fiscal year ended
  March 30, 1996, nine months ended December 28, 1996,
  fiscal year ended December 28, 1997 and for each of the
  three month periods ended March 29, 1997 and March 28,
  1998 (unaudited)..........................................   F-5
Notes to Consolidated Financial Statements..................   F-6
Report of Coopers & Lybrand L.L.P., Independent
  Accountants...............................................  F-23
Report of Ernst & Young LLP, Independent Auditors...........  F-24

FINANCIAL STATEMENT SCHEDULE:

     The following consolidated financial statement schedule of Maxtor Corporation is filed as part of this Report and should be read in conjunction with the Consolidated Financial Statements of Maxtor Corporation.

  Schedule II
     Valuation and Qualifying Accounts -- Allowance for
      Doubtful Accounts.....................................   S-1

     Schedules not listed above have been omitted since they are not applicable or are not required or the information required to be set therein is included in the Consolidated Financial Statements or notes thereto.

                               MAXTOR CORPORATION

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              DECEMBER 28,   DECEMBER 27,    MARCH 28,
                                                                  1996           1997          1998
                                                              ------------   ------------   -----------
                                                                                            (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................   $  31,313      $  16,925      $  13,305
  Accounts receivable, net of allowance for doubtful
     accounts of $5,255 at December 28, 1996, $3,573 at
     December 27, 1997 and $3,238 at March 28, 1998.........      82,876        241,777        312,978
  Accounts receivable from affiliates.......................       6,248          5,870          5,417
  Inventories...............................................      80,878        155,312        163,974
  Prepaid expenses and other................................       5,239         20,814         34,466
                                                               ---------      ---------      ---------
          Total current assets..............................     206,554        440,698        530,140
Net property, plant and equipment...........................      92,073         99,336         96,547
Other assets................................................      15,912         15,438          7,881
                                                               ---------      ---------      ---------
                                                               $ 314,539      $ 555,472      $ 634,568
                                                               =========      =========      =========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Short-term borrowings, including current portion of
     long-term debt.........................................   $ 149,800      $ 100,057      $  76,159
  Short-term borrowings due to affiliates...................          --         65,000         55,000
  Accounts payable..........................................     109,956        206,563        291,393
  Accounts payable to affiliates............................      13,459         25,022         39,110
  Accrued and other liabilities.............................     139,678        155,563        173,502
                                                               ---------      ---------      ---------
          Total current liabilities.........................     412,893        552,205        635,164
Long-term debt and capital lease obligations due after one
  year......................................................     229,109        224,313        219,320
Commitments and contingencies (Note 8)
                                                               ---------      ---------      ---------
Total liabilities...........................................     642,002        776,518        854,484
Stockholders' deficit:
  Series A Preferred Stock, $0.01 par value, 95,000,000
     shares authorized; 58,208,955 shares issued and
     outstanding at December 28, 1996; 88,059,701 issued and
     outstanding at December 27, 1997 and March 28, 1998;
     aggregate liquidation value $390,000 at December 28,
     1996, $590,000 at December 27, 1997, and March 28,
     1998...................................................         582            880            880
  Common Stock, $0.01 par value, 250,000,000 shares
     authorized; no shares issued and outstanding at
     December 28, 1996; 7,563 shares issued and outstanding
     at December 27, 1997 and March 28, 1998................          --             --             --
Additional paid-in capital..................................     335,017        534,765        537,090
Unrealized gain on investments in equity securities.........          --         16,262         25,386
Accumulated deficit.........................................    (663,062)      (772,953)      (783,272)
                                                               ---------      ---------      ---------
          Total stockholders' deficit.......................    (327,463)      (221,046)      (219,916)
                                                               ---------      ---------      ---------
                                                               $ 314,539      $ 555,472      $ 634,568
                                                               =========      =========      =========

                            See accompanying notes.

                               MAXTOR CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                 NINE MONTHS                   THREE MONTHS   THREE MONTHS
                                    YEAR ENDED      ENDED        YEAR ENDED       ENDED          ENDED
                                    MARCH 30,    DECEMBER 28,   DECEMBER 27,    MARCH 29,      MARCH 28,
                                       1996          1996           1997           1997           1998
                                    ----------   ------------   ------------   ------------   ------------
                                                                                       (UNAUDITED)
Revenue...........................  $1,264,627    $ 771,655     $ 1,384,799      $238,042      $  545,231
Revenue from affiliates...........       4,371       27,229          39,521         8,966           4,386
                                    ----------    ---------     -----------      --------      ----------
     Total revenue................   1,268,998      798,884       1,424,320       247,008         549,617
Cost of revenue...................   1,192,403      861,551       1,316,774       245,862         483,798
Cost of revenue from affiliates...       3,902       27,307          36,162         8,254           3,564
                                    ----------    ---------     -----------      --------      ----------
     Total cost of revenue........   1,196,305      888,858       1,352,936       254,116         487,362
Gross profit (loss)...............      72,693      (89,974)         71,384        (7,108)         62,255
                                    ----------    ---------     -----------      --------      ----------
Operating expenses:
  Research and development........      94,717       87,752         106,249        26,394          33,372
  Selling, general and
     administrative...............      82,775       60,701          62,520        15,061          15,923
  Stock compensation expense......          --           --              --            --          14,696
  Other...........................       4,460           --              --            --              --
                                    ----------    ---------     -----------      --------      ----------
     Total operating expenses.....     181,952      148,453         168,769        41,455          63,991
                                    ----------    ---------     -----------      --------      ----------
Loss from operations..............    (109,259)    (238,427)        (97,385)      (48,563)         (1,736)
Interest expense..................     (11,849)     (18,075)        (36,502)       (7,927)         (8,768)
Interest and other income.........       1,169        1,000          25,031         1,781             274
                                    ----------    ---------     -----------      --------      ----------
Loss before income taxes..........    (119,939)    (255,502)       (108,856)      (54,709)        (10,230)
Provision for income taxes........       2,826          824           1,035           277              89
                                    ----------    ---------     -----------      --------      ----------
Net loss..........................    (122,765)    (256,326)       (109,891)      (54,986)        (10,319)
                                    ----------    ---------     -----------      --------      ----------
Other comprehensive income:
Unrealized gain on investments in
  equity securities...............          --           --          16,262            --           9,124
                                    ----------    ---------     -----------      --------      ----------
Comprehensive loss................  $ (122,765)   $(256,326)    $   (93,629)     $(54,986)     $   (1,195)
                                    ==========    =========     ===========      ========      ==========
Net loss per share -- basic and
  diluted (Note 1)................  $    (5.94)   $      --     $(58,112.64)     $     --      $(1,364.41)
Shares used in per share
  calculation -- basic and
  diluted.........................  20,677,000           --           1,891            --           7,563

                            See accompanying notes.

                               MAXTOR CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                           UNREALIZED
                                                                                            GAIN ON
                                 PREFERRED STOCK         COMMON STOCK       ADDITIONAL   INVESTMENTS IN                   TOTAL
                               -------------------   --------------------    PAID-IN         EQUITY       ACCUMULATED    EQUITY
                                 SHARES     AMOUNT     SHARES      AMOUNT    CAPITAL       SECURITIES       DEFICIT     (DEFICIT)
                               ----------   ------   -----------   ------   ----------   --------------   -----------   ---------
Balance, March 25, 1995......          --      --     25,848,642    $258     $327,616            --        $(283,971)   $  43,903
Issuance of common stock
  under stock option plans...          --      --        567,403       6        4,739            --               --        4,745
Issuance of common stock
  under stock purchase
  plan.......................          --      --        400,213       4        2,976            --               --        2,980
Shares canceled resulting
  from acquisition by HEA....          --      --    (26,815,958)   (268)         268            --               --           --
Net loss.....................          --      --             --      --           --            --         (122,765)    (122,765)
                               ----------    ----    -----------    ----     --------       -------        ---------    ---------
Balance, March 30, 1996......          --      --            300      --      335,599            --         (406,736)     (71,137)
Exchange of common shares for
  Series A Preferred.........  58,208,955    $582           (300)     --         (582)           --               --           --
Net loss.....................          --      --             --      --           --            --         (256,326)    (256,326)
                               ----------    ----    -----------    ----     --------       -------        ---------    ---------
Balance, December 28, 1996...  58,208,955     582             --      --      335,017            --         (663,062)    (327,463)
Issuance of additional Series
  A Preferred to parent in
  exchange for debt..........  29,850,746     298             --      --      199,702            --               --      200,000
Issuance of stock under stock
  option plan and related
  benefits...................          --      --          7,563      --           46            --               --           46
Change in unrealized gain on
  equity securities..........                                                               $16,262                        16,262
Net loss.....................          --      --             --      --           --                       (109,891)    (109,891)
                               ----------    ----    -----------    ----     --------       -------        ---------    ---------
Balance, December 27, 1997...  88,059,701     880          7,563      --      534,765        16,262         (772,953)    (221,046)
Stock compensation
  reimbursement due from an
  affiliate (unaudited)......          --      --             --      --        2,325            --               --        2,325
Change in unrealized gain on
  equity investments
  (unaudited)................          --      --             --      --           --         9,124               --        9,124
Net loss (unaudited).........          --      --             --      --           --            --          (10,319)     (10,319)
                               ----------    ----    -----------    ----     --------       -------        ---------    ---------
Balance, March 28, 1998
  (unaudited)................  88,059,701    $880          7,563    $ --     $537,090       $25,386        $(783,272)   $(219,916)
                               ==========    ====    ===========    ====     ========       =======        =========    =========

                            See accompanying notes.

                               MAXTOR CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                              NINE                        THREE       THREE
                                                                YEAR         MONTHS          YEAR        MONTHS      MONTHS
                                                                ENDED        ENDED          ENDED         ENDED       ENDED
                                                              MARCH 30,   DECEMBER 28,   DECEMBER 27,   MARCH 29,   MARCH 28,
                                                                1996          1996           1997         1997        1998
                                                              ---------   ------------   ------------   ---------   ---------
                                                                                                             (UNAUDITED)
Cash flows from operating activities:
Net loss....................................................  $(122,765)   $(256,326)     $(109,891)    $(54,986)   $(10,319)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Depreciation and amortization.............................     45,200       47,064         65,642       11,736      15,756
  Stock compensation expense................................         --           --             --           --      14,696
  Reserves for lower of cost or market......................         --       15,194             --           --          --
  Change in deferred taxes..................................        300           --             --           --          --
  Loss (gain) on disposal of property, plant and
    equipment...............................................        669          700          4,366         (492)      1,312
  Gain on sale of subsidiary................................         --       (2,385)            --           --          --
  Gain on fully reserved note receivable from affiliate.....         --           --        (20,000)          --          --
  Other.....................................................         --         (589)          (157)        (215)         --
  Changes in assets and liabilities:
    Accounts receivable.....................................    (12,485)      62,786       (142,860)     (43,873)    (64,909)
    Accounts receivable from affiliates.....................     (2,229)      (1,822)           378        2,687       2,778
    Inventories.............................................    (66,255)      45,955        (74,434)      (6,926)     (8,662)
    Prepaid expenses and other assets.......................     (2,947)       3,839            687          950      (4,528)
    Accounts payable........................................     18,407      (37,297)       102,108        7,525      75,911
    Accounts payable to affiliates..........................      8,656        4,803         11,563        2,968      14,088
    Accrued and other liabilities...........................        637       13,015         15,885       (1,968)     (2,482)
                                                              ---------    ---------      ---------     --------    --------
Total adjustments...........................................    (10,047)     151,263        (36,822)     (27,608)     43,960
                                                              ---------    ---------      ---------     --------    --------
Net cash provided by (used in) operating activities.........   (132,812)    (105,063)      (146,713)     (82,594)     33,641
                                                              ---------    ---------      ---------     --------    --------
Cash flows from investing activities:
  Proceeds from sale of subsidiary..........................         --       25,000             --           --          --
  Cash received on a note receivable from affiliate.........         --           --         20,000           --          --
  Proceeds from maturities of available-for-sale
    investments.............................................     11,998           --             --           --          --
  Purchase of property, plant and equipment.................    (72,655)     (53,780)       (82,489)      (8,789)     (8,332)
  Proceeds from disposals of property, plant and
    equipment...............................................        353          363            609           --       2,972
  Other assets..............................................       (928)      (7,599)           621       (2,729)      7,038
                                                              ---------    ---------      ---------     --------    --------
  Net cash provided by (used) in investing activities.......    (61,232)     (36,016)       (61,259)     (11,518)      1,678
                                                              ---------    ---------      ---------     --------    --------
Cash flows from financing activities:
  Proceeds from issuance of debt, including short-term
    borrowings..............................................    145,595      410,715        319,363      120,000      29,904
  Principal payments on debt, including short-term debt.....     (3,000)    (307,444)      (309,784)         (34)    (68,795)
  Proceeds from issuance of common stock, net of issuance of
    notes receivable and stock repurchase...................      7,725           --             46           --          --
  Proceeds from intercompany notes issued to parent.........         --           --        200,000           --          --
  Net payments under accounts receivable securitization.....         --       16,327        (16,041)     (37,804)        (48)
                                                              ---------    ---------      ---------     --------    --------
  Net cash provided by (used in) financing activities.......    150,320      119,598        193,584       82,162     (38,939)
                                                              ---------    ---------      ---------     --------    --------
  Net decrease in cash and cash equivalents.................    (43,724)     (21,481)       (14,388)     (11,950)     (3,620)
  Cash and cash equivalents at beginning of period..........     96,518       52,794         31,313       31,313      16,925
                                                              ---------    ---------      ---------     --------    --------
  Cash and cash equivalents at end of period................  $  52,794    $  31,313      $  16,925     $ 19,363    $ 13,305
                                                              =========    =========      =========     ========    ========
Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
  Interest..................................................  $   9,362    $  13,444      $  26,540     $  5,512    $  6,272
  Income taxes..............................................      1,801        2,009          1,025          153         298
  Income tax refunds........................................     (3,173)          --             --           --          --
Supplemental information on noncash investing and financing
  activities:
Purchase of property, plant and equipment financed by
  accounts payable..........................................      4,949        8,171          2,670       17,275       8,919
Purchase of property, plant and equipment financed by
  capital leases............................................         --           --            881          142          13
Exchange of Common Stock for Series A Preferred Stock.......         --          582             --           --          --
Exchange of notes payable for Series A Preferred Stock......         --           --        200,000           --          --
Unrealized gain on equity securities........................         --           --         16,262           --       9,124
Stock compensation reimbursement due from an affiliate......         --           --             --           --       2,325

                            See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Maxtor Corporation and its wholly-owned subsidiaries (Maxtor or the Company). All significant intercompany accounts and transactions have been eliminated. Maxtor Corporation operates as a majority-owned subsidiary of Hyundai Electronics America (HEA).

FISCAL YEAR

     During 1996, the Company changed its fiscal year end to be consistent with the fiscal year end of HEA. The fiscal year end changed from the last Saturday of March, the date used in the Company's filing of its Form 10-K with the Securities and Exchange Commission, to the last Saturday of December conforming to a 52/53-week year methodology. The fiscal year ended March 30, 1996 comprised 53 weeks. The fiscal year ended December 28, 1996 comprised 39 weeks. The current year ended December 27, 1997 comprised 52 weeks. The three month periods ended March 29, 1997 and March 28, 1998 both comprised 13 weeks.

NATURE OF BUSINESS

     The Company develops, manufactures and markets hard disk drive products to customers who sell their products in the personal computer industry. Products are designed for desktop applications to meet both value and high-performance needs of customers. Customers include original equipment manufacturers (OEMs), distributors, and retailers. The Company relies on suppliers for components including heads, disks and custom integrated circuits. Although printed circuit board assemblies and head stack assemblies are outsourced, head disk assemblies are completed by the Company. All the Company's products are manufactured by Maxtor at its manufacturing facility in Singapore and sold worldwide.

UNAUDITED INTERIM FINANCIAL INFORMATION

     The accompanying interim consolidated balance sheet of March 28, 1998 and the consolidated statements of operations and cash flows for the three month periods ended March 29, 1997 and March 28, 1998 and the statement of stockholders' equity (deficit) for the three months ended March 28, 1998, together with the related notes are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary to present fairly, in all material respects, the consolidated financial position at March 28, 1998, and the consolidated results of its operations and cash flows for the periods ended March 29, 1997 and March 28, 1998. Results for the three months ended March 28, 1998 are not necessarily indicative of results for the entire year.

ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if the actual rate of unit failure or the cost to repair a unit is greater than what the Company has used in estimating its warranty expense accrual.

     Given the volatility of the market for disk drives and for the Company's products, the Company makes adjustments to the value of inventories based on estimates of potentially excess and obsolete inventories and negative margin products after considering forecasted demand and forecasted average selling prices. However, forecasts are always subject to revisions, cancellations, and rescheduling. Actual demand will inevitably differ from such anticipated demand and such differences may have a material impact on the financial statements.

RISKS AND UNCERTAINTIES

     The Company's business entails a number of risks. As is typical in the disk drive industry, the Company must utilize leading edge components for its new generation of products which may only be available from a limited number of suppliers. While the Company has qualified and continues to qualify multiple sources for many components, it is reliant on, and will continue to be reliant on, the availability of supply from its vendors for many semi-custom and custom integrated circuits, heads, media and other key components. Any de-commitments from customers for product or delays of components from vendors could have an adverse impact on the Company's ability to ship products as scheduled to its customers.

     The Company's ultimate parent is Hyundai Electronics Industries Co. Ltd.
(HEI), a Korean corporation. The Korean economy has recently suffered a period of economic turmoil, which has resulted in the devaluation of the Korean currency and large volatility in interest rates. A significant portion of the Company's debt was guaranteed by HEI, and the Company has relied upon the HEI guarantees. As of June 1, 1998, the Company substituted Hyundai Heavy Industries, Inc. (HHI) as the guarantor of substantially all of the debt previously guaranteed by HEI (Note 14). The Company's parent, HEA, also has a written letter of support from HEI to support operations for it and all of its subsidiaries through May 31, 2000.

     As further described in Note 7, it is reasonably possible that further deteriorations in the Korean economy and the value of the Korean currency could have an adverse effect on the ability of the ultimate parent to continue to guarantee the debt of the Company. While the Company believes that other sources of credit would be available, and has obtained a commitment from an affiliate company for certain debt, there is no assurance that such other credit would be available, either in the amount or at the rates currently available to the Company.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments, which are purchased with an original maturity of three months or less, to be cash equivalents.

EQUITY SECURITIES

     All equity securities are classified as available-for-sale.
Available-for-sale securities are carried at market value. Unrealized gains and losses on securities classified as available-for-sale, when material, are reported as a separate component of stockholders' deficit. Realized gains and losses on sales of all such investments are included in the results of operations computed using the specific identification cost method.

INVENTORIES

     Inventories are stated at the lower of cost (computed on a first-in, first-out basis) or market value.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost and are depreciated on the straight-line basis over the estimated useful lives of the assets, which generally range from three to five years, except for buildings which are depreciated over thirty years. Assets under capital leases and leasehold improvements are amortized over the shorter of the asset life or the remaining lease term. Capital lease amortization is included with depreciation expense. Upon disposal, the Company removes the asset and accumulated depreciation from its records and recognizes the related gain or loss in results of operations.

REVENUE RECOGNITION AND PRODUCT WARRANTY

     Revenue is recognized upon product shipment. Revenue from sales to certain distributors and direct retailers is subject to agreements providing limited rights of return, as well as price protection on unsold merchandise. Accordingly, the Company records reserves upon shipment for estimated returns, exchanges and credits for price protection. The Company also provides for the estimated cost to repair or replace products under warranty at the time of sale. The Company currently warrants its products against defects in parts and labor from the date of shipment with an additional three months allowed for distributors to account for "shelf life." All products currently in production are warranted for a period of 36 months after shipment.

ADVERTISING EXPENSE

     Cooperative advertising costs are charged as the related revenue is earned and other advertising costs are expensed as incurred. Advertising costs were not significant for the fiscal year ended March 30, 1996, the nine months ended December 28, 1996, the fiscal year ended December 27, 1997 or the three months ended March 29, 1997 and March 28, 1998, respectively.

ACCOUNTING FOR INCOME TAXES

     The Company accounts for income taxes under the liability method. Under the liability method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company is required to adjust its deferred tax liabilities in the period when tax rates or the provisions of the income tax laws change. Valuation allowances are established to reduce deferred tax assets to the amounts expected to be realized.

FOREIGN CURRENCY TRANSLATION

     The functional currency for all foreign operations is the U.S. dollar. As such, all material foreign exchange gains or losses are included in the determination of net loss. Net foreign exchange losses included net income
(loss) for the fiscal year ended March 30, 1996, the nine months ended December 28, 1996, the fiscal year ended December 27, 1997 and the three months ended March 29, 1997 and March 28, 1998 (unaudited) were immaterial.

CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable and cash equivalents. The Company has cash equivalent and short-term investment policies that limit the amount of credit exposure to any one financial institution and restrict placement of these funds to financial institutions evaluated as highly credit-worthy. The Company's products are sold worldwide to original equipment manufacturers, distributors, and retailers. Concentration of credit risk with respect to the Company's trade receivables is limited by the Company's ongoing credit evaluation process and the geographical dispersion of sales transactions. Therefore, the Company generally requires no collateral from its customers. The allowance for doubtful accounts is based upon the expected collectibility of all accounts receivable. One customer accounted for more than 10% of outstanding trade receivables at March 30, 1996. As of December 27, 1997, the Company had one customer who accounted for more than 10% of the outstanding trade receivables. As of March 28, 1998 (unaudited) two customers represented more than 20% of outstanding trade receivables. If the customers fail to perform their obligations to the Company, such failures would have adverse effects upon the Company's financial position, results of operations, cash flows, and liquidity.

LONG-LIVED ASSETS

     The Company reviews property, plant and equipment and other long lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of its carrying amount to future net cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds the present value of the future net cash flows.

STOCK-BASED COMPENSATION

     The Company has elected to continue to follow the provisions of APB No. 25, "Accounting for Stock Issued to Employees," for financial reporting purposes and has adopted the disclosure only provisions of Statement of Financial Accounting Standards (SFAS) No. 123. "Accounting for Stock-Based Compensation."

FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

     The Company accounts for its accounts receivable securitization program in accordance with (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

NET LOSS PER SHARE

     Net loss per share has been computed in accordance with SFAS 128. Basic net loss per share is computed using the weighted average common shares outstanding during the period. Diluted net loss per share is computed using the weighted average common shares and potentially dilutive securities outstanding during the period. Potentially dilutive securities are excluded from the computation of net diluted loss per share for all periods presented since their effect would be anti-dilutive due to the Company's net losses. Net loss per share information presented for the year ended December 27, 1997 and three months ended March 28, 1998 (unaudited) is not meaningful due to the very limited number of common shares outstanding during such periods.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement issued SFAS No 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supercedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard becomes effective for fiscal years beginning after December 15, 1997, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

     In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on when costs related to software developed or obtained for internal use should be capitalized or expensed. The SOP is effective for transactions entered into for fiscal years beginning after December 15, 1998. The Company has reviewed the provisions of the SOP and does not believe adoption of this standard will have a material effect upon its results or operations, financial position or cash flows.

 2. SUPPLEMENTAL FINANCIAL STATEMENT DATA (IN THOUSANDS)

                                               DECEMBER 28, 1996    DECEMBER 27, 1997    MARCH 28, 1998
                                               -----------------    -----------------    --------------
                                                                                          (UNAUDITED)
Inventories:
  Raw materials..............................      $  33,012            $  48,834          $  45,323
  Work-in-process............................         15,674               15,177             15,064
  Finished goods.............................         32,192               91,301            103,587
                                                   ---------            ---------          ---------
                                                   $  80,878            $ 155,312          $ 163,974
                                                   =========            =========          =========
Prepaid expenses and other:
  Investments in equity securities, at fair
     value...................................      $      --            $  16,262          $  25,386
  Prepaid expenses and other.................          5,239                4,552              9,080
                                                   ---------            ---------          ---------
                                                   $   5,239            $  20,814          $  34,466
                                                   =========            =========          =========
Property, plant and equipment, at cost:
  Buildings..................................      $  29,512            $  32,453          $  33,945
  Machinery and equipment....................        194,644              220,213            222,790
  Furniture and fixtures.....................         13,300               11,374             11,535
  Leasehold improvements.....................         12,695                9,012              9,076
                                                   ---------            ---------          ---------
                                                     250,151              273,052            277,346
Less accumulated depreciation and
  amortization...............................       (158,078)            (173,716)          (180,799)
                                                   ---------            ---------          ---------
  Net property, plant and equipment..........      $  92,073            $  99,336          $  96,547
                                                   =========            =========          =========
Accrued and other liabilities:
  Income taxes payable.......................      $   5,088            $   2,416          $   2,292
  Accrued payroll and payroll-related
     expenses................................         17,159               29,116             23,281
  Accrued warranty...........................         20,194               22,716             25,116
  Accrued expenses...........................         42,851               21,561             21,555
  Advances under securitization..............         54,386               79,754             86,562
  Stock compensation expense.................             --                   --             14,696
                                                   ---------            ---------          ---------
                                                   $ 139,678            $ 155,563          $ 173,502
                                                   =========            =========          =========

 3. RECLASSIFICATIONS

     Certain reclassifications have been made to prior year financial statements to conform to current classifications. These reclassifications had no impact on any prior years or the Company's net assets or results of operations.

 4. FINANCIAL INSTRUMENTS

FAIR VALUE DISCLOSURES

     The fair values of cash and cash equivalents approximate carrying values due to the short period of time to maturity. The carrying values of notes receivable, which are classified in other assets, approximate fair values. The fair values of the Company's fixed rate debt are estimated based on the current rates offered to the Company for similar debt instruments having the same remaining maturities. The fair values of the Company's variable rate debt approximate carrying values as these instruments are adjusted periodically during the course of the year at market prices. The fair values of the Company's convertible subordinated debentures are based on the bid price of the last trade for the fiscal period ended December 28, 1996 and fiscal year ended December 27, 1997, respectively.

     The carrying values and fair values of the Company's financial instruments are as follows (in thousands):

                                                    DECEMBER 28, 1996         DECEMBER 27, 1997
                                                  ----------------------    ----------------------
                                                  CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                   AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                  --------    ----------    --------    ----------
Cash and cash equivalents.......................  $ 31,313     $ 31,313     $ 16,925     $ 16,925
Notes receivable................................    11,492       11,492       11,492       11,492
Short and long-term debt:
  fixed rates...................................    13,800       13,800       13,800       13,800
  variable rates................................   265,000      265,000      210,570      210,570
  debt from parent -- fixed rates...............        --           --       65,000       65,000
Convertible subordinated debentures.............   100,000       68,000      100,000       70,000

DERIVATIVE FINANCIAL INSTRUMENTS

     The Company enters into currency forward contracts to manage foreign currency exchange risk associated with the Company's manufacturing operations in Singapore. The Company's policy is to hedge all material transaction exposures on a quarterly basis. Contracts are generally entered into at the end of each fiscal quarter to reduce foreign currency exposures for the following fiscal quarter. Contracts generally have maturities of three months or less. Any gains or losses on these instruments are accounted for in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation," and are generally included in cost of revenue. Unrealized gains or losses on foreign currency forward contracts that are designated and effective as hedges of firm commitments, are deferred and recorded in the same period as the underlying transaction. Notional amounts of outstanding currency forward contracts were $17.3 million, $0 and $0, as of December 28, 1996, December 27, 1997 and March 28, 1998 (unaudited), respectively.

 5. INTERNATIONAL MANUFACTURING SERVICES

     In May 1996, the Company entered into an agreement to sell a majority interest in International Manufacturing Services, Inc. (IMS), previously a wholly owned subsidiary, to certain IMS management and other investors. At completion of the transaction in June 1996, the Company received $25.0 million in cash and $20.0 million in notes from IMS, and retained a 24% ownership interest in IMS. As of December 27, 1997, the Company's ownership interest was 16%. The Company's share of IMS results of operations for the fiscal year ended December 28, 1996 and the fiscal period ended December 27, 1997 were not material to the Company's results of operations for either period presented.

 6. MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

     The Company operates in a single industry segment: the design, manufacture and sale of data storage products for desktop computer systems. It has a world-wide sales, service and distribution network. The Company markets and sells its products through a direct sales force to OEMs, distributors and retailers.

     During the year ended March 30, 1996, no customer accounted for more than 10% of the Company's revenue. During the nine months ended December 28, 1996, one customer, SED International accounted for 11% of the Company's revenue. During the year ended December 27, 1997, two customers, Compaq and Dell, accounted for more than 21% and 10%, respectively, of the Company's revenue.

     The Company's export sales represented 41%, 48% and 40% of total revenue for the year ended March 30, 1996, the nine months ended December 28, 1996 and the year ended December 27, 1997, respectively. Approximately 60%, 38% and 57%, of export sales were to Europe, while 35%, 55%, and 36% of export sales were to Asia Pacific for the year ended March 30, 1996, the nine months ended December 28, 1996 and year ended December 27, 1997, respectively.

     Operations outside the United States primarily consist of the manufacturing plant in Singapore that produces subassemblies and final assemblies for the Company's disk drive products. The geographic breakdown of the Company's activities for each of the three fiscal periods is presented in the following table:

                                                    U.S.      ASIA PACIFIC   ELIMINATIONS   CONSOLIDATED
                                                 ----------   ------------   ------------   ------------
                                                                     (IN THOUSANDS)
Year Ended March 30, 1996
Revenue from unaffiliated customers............  $1,196,105    $   68,522    $        --     $1,264,627
Revenue from affiliated customers..............       3,417           954             --          4,371
Transfers between geographic locations.........      14,600     1,585,545     (1,600,145)            --
                                                 ----------    ----------    -----------     ----------
Total Revenue..................................  $1,214,122    $1,655,021    $(1,600,145)    $1,268,998
                                                 ==========    ==========    ===========     ==========
Income (loss) from operations..................  $ (204,376)   $   95,035    $        82     $ (109,259)
                                                 ==========    ==========    ===========     ==========
Identifiable assets............................  $  326,106    $  397,837    $  (281,456)    $  442,487
                                                 ==========    ==========    ===========     ==========
Nine Months Ended December 28, 1996
Revenue from unaffiliated customers............  $  751,597    $   20,058    $        --     $  771,655
Revenue from affiliated customers..............      25,712         1,517             --         27,229
Transfers between geographic locations.........      14,150       918,488       (932,638)            --
                                                 ----------    ----------    -----------     ----------
Total Revenue..................................  $  791,459    $  940,063    $  (932,638)    $  798,884
                                                 ==========    ==========    ===========     ==========
Income (loss) from operations..................  $ (323,061)   $   79,926    $     4,708     $ (238,427)
                                                 ==========    ==========    ===========     ==========
Identifiable assets............................  $  286,084    $  369,631    $  (341,176)    $  314,539
                                                 ==========    ==========    ===========     ==========
Year Ended December 27, 1997
Revenue from unaffiliated customers............  $1,384,703    $       96    $        --     $1,384,799
Revenue from affiliated customers..............      39,521            --             --         39,521
Transfers between geographic locations.........      21,886     1,595,189     (1,617,075)            --
                                                 ----------    ----------    -----------     ----------
Total Revenue..................................  $1,446,110    $1,595,285    $(1,617,075)    $1,424,320
                                                 ==========    ==========    ===========     ==========
Income (loss) from operations..................  $ (284,915)   $  187,496    $        34     $  (97,385)
                                                 ==========    ==========    ===========     ==========
Identifiable assets............................  $  498,778    $  569,207    $  (512,513)    $  555,472
                                                 ==========    ==========    ===========     ==========

     Revenue from unaffiliated and affiliated customers is based on the origin of the sale. Transfers between geographic locations are accounted for at amounts that are above cost. Such transfers are eliminated in the consolidated financial statements. Identifiable assets are those assets that can be directly associated with a particular geographic location through acquisition and/or utilization. In determining each of the geographic locations' income (loss) from operations and identifiable assets, the expenses and assets relating to general corporate or headquarter activities are included in the amounts for the geographic locations where they were incurred, acquired or utilized.

7. LINES OF CREDIT, DEBT AND CAPITAL LEASE OBLIGATIONS

Lines of credit, debt and capital lease obligations consist of the following (in thousands):

                                                             DECEMBER 28,   DECEMBER 27,    MARCH 28,
                                                                 1996           1997          1998
                                                             ------------   ------------   -----------
                                                                                           (UNAUDITED)
5.75% Convertible Subordinated Debentures due March 1,
  2012......................................................   $100,000       $100,000      $ 95,000
Short-term borrowings; interest payable at variable rates
  ranging from 6.24% to 7.88% per annum.....................    136,000         80,967        70,871
Short-term borrowings from parent; interest payable at rate
  of 10.29%.................................................         --         65,000        55,000
Short-term borrowing; interest payable at a rate of 6.52%;
  collateralized by equipment...............................     13,800         13,800            --
Long-term borrowing, interest payable at variable rates
  ranging from 6.18% to 6.24% per annum.....................    129,000        129,000       129,000
Other obligations...........................................        109            603           608
                                                               --------       --------      --------
                                                                378,909        389,370       350,479
Less amounts due within one year............................    149,800        165,057       131,159
                                                               --------       --------      --------
Due after one year..........................................   $229,109       $224,313      $219,320
                                                               ========       ========      ========

     Future aggregate maturities as of December 27, 1997 are as follows:

               FISCAL YEAR ENDING                 (IN THOUSANDS)
               ------------------                 --------------
1998.............................................    $165,057
1999.............................................     134,313
2000.............................................       5,000
2001.............................................       5,000
2002.............................................       5,000
Later years......................................      75,000
                                                     --------
     Total.......................................    $389,370
                                                     ========

     The 5.75% Convertible Subordinated Debentures (Debentures) originally were convertible at any time prior to maturity, unless previously redeemed, into shares of common stock of the Company at a conversion rate of 12.5 shares per each $1,000 principal amount of debentures (equivalent to a conversion price of $80 per common share), subject to adjustment in certain events. Pursuant to the terms of the Indenture governing the Debentures, dated March 1, 1987, upon the closing of the acquisition by HEA under the Agreement and Plan of Merger, dated November 2, 1995, between HEA and the Company, Debenture holders were entitled to receive in lieu of shares of common stock of the Company the same consideration per share received by holders of common stock at the closing of the Merger. A First Supplemental Indenture, dated January 11, 1996, provides that each $1,000 principal amount of Debentures may be convertible to 12.5 shares of common stock of the Company (equivalent to a conversion price of $80 per share), which is immediately converted into a cash payment of $167.50. Interest on the Debentures is payable on March 1 and September 1 of each year. The Debentures, at the option of the Company, are redeemable at 100.575% of principal amount as of March 30, 1996 and thereafter at prices adjusting to the principal amount on or after March 1, 1997, plus accrued interest. The Debentures are entitled to a sinking fund of $5.0 million principal amount of Debentures, payable annually beginning March 1, 1998, which is calculated to retire at least 70% of the Debentures prior to maturity. The Debentures are subordinated in right to payment to all senior indebtedness.

     On March 30, 1996, the Company entered into an accounts receivable securitization program with Citicorp Securities, Inc. Under this program the Company could sell its qualified trade accounts receivable up to $100.0 million on a non-recourse basis. The face amount of the eligible receivables are discounted based on the Corporate Receivables Corporation commercial paper rate, 5.85% as of December 27, 1997 and 5.60% as of March 28, 1998 (unaudited) plus commission and is subject to a 10% retention. As of December 27, 1997,

$79.8 million of advances related to sales of accounts receivable were included in accrued and other liabilities. As of March 28, 1998, this amount was $86.6 million (unaudited). The Company's asset securitization program was subject to certain conditions, among which was a condition that all of HEI's long-term public senior debt securities achieve a specified rating. This condition was not met in February 1998, and the Company obtained waivers of this condition through April 8, 1998.

     The Company completed a new asset securitization program dated as of April 8, 1998 (the "New Program") arranged by Citicorp to replace the existing program. Under the New Program, the Company sells all of its trade accounts receivable through a special purpose vehicle with a purchase limit of $100.0 million on a non-recourse basis, subject to increase to $150.0 million, upon the fulfillment of the conditions subsequent described below. On April 8, 1998, the uncollected purchase price under the existing program, in the amount of approximately $100.0 million, was transferred to represent the purchased interest of Citicorp's Corporate Receivables Corporation ("CRC") under the New Program. Continuance of the New Program is subject to certain conditions, including a condition that all of the long-term public senior debt securities of Hyundai Heavy Industries, Inc. ("HHI"), an affiliated company, achieve a specified rating. In addition, the New Program remains subject to certain conditions subsequent related to obtaining appropriate waivers as may be necessary from lenders of the Company's credit facilities, or effecting a cure of any outstanding defaults under such credit facilities of the Company and obtaining a performance guarantee from HHI of the obligations of the Company under the New Program. The Company must satisfy these conditions subsequent within 30 days of receiving undertaking documents from Citicorp and presently believes that it will be able to successfully satisfy these conditions.

     On January 31, 1996 the Company signed a one year credit facility in the amount of $13.8 million to be used for capital equipment requirements at the Singapore facility, which was fully utilized as of December 27, 1997. This credit facility was guaranteed by HEI and all outstanding amounts of principal and accrued interest were paid in January 1998.

     On April 10, 1997, the Company obtained a $150.0 million intercompany line of credit from HEA. This line of credit allows for draw downs up to $150.0 million and interest is payable quarterly. As of December 27, 1997, $65.0 million was outstanding under this facility. In March 1998, this line was reduced to $100.0 million and as of March 28, 1998, $55.0 million was outstanding under this facility (unaudited).

     On August 29, 1996, the Company established two uncollateralized, revolving lines of credit totaling $215.0 million (the "Facilities") through Citibank, N.A. and syndicated among fifteen banks. In September 1996, the Facilities were increased $10.0 million to a total of $225.0 million. The Facilities are guaranteed by HEI and a total of $129.0 million of the Facilities is a three year committed Facility that is used primarily for general operating purposes and bears interest at a rate based on LIBOR plus 0.53%. As of March 28, 1998, $129.0 million of borrowings under this line were outstanding. A total of $96.0 million of the Facility is a 364-day committed facility, renewable annually at the option of the syndicate banks. On August 28, 1997, this Facility was amended and reduced to $31.0 million. The Facility is primarily for general operating purposes and bears interest at a rate based on LIBOR plus 0.53%. As of March 28, 1998, $31.0 million of borrowings under this line of credit were outstanding (unaudited).

     The Company had credit facilities amounting to $50.8 million in the aggregate from three banks as of December 27, 1997. The facilities, which are guaranteed by HEI, are used primarily for general operating purposes and bear interest at rates ranging from 6.27% to 7.88%. In January 1998, one $10.0 million facility was retired and all principal, owing has been paid. As of March 28, 1998, $40.0 million of borrowings under this line of credit were outstanding (unaudited).

     HEI was the guarantor of an aggregate $170.0 million outstanding under the Company's credit facilities as of December 27, 1997 and March 28, 1998 (unaudited). HEI has various obligations as guarantor, including the satisfaction of certain financial covenants. Due to the economic conditions in the Republic of Korea and a significant recent devaluation of the Korean won versus the U.S. dollar, the Company received notice on April 9, 1998 from the administrative agent for the Facilities that HEI is not in compliance with certain financial covenants. Due to HEI's inability, as guarantor, to comply with such financial covenants, there is currently a technical default under the terms of the guaranty which constitutes a default under the Company's credit facilities guaranteed by HEI and due to certain cross-default provisions a default under a credit facility with $30 million outstanding as of December 27, 1997 and March 28, 1998 (unaudited) not guaranteed by HEI. The Company had requested waivers of the non-compliance for the year ended December 27, 1997, and had obtained a commitment from an affiliated company to provide an equivalent long-term facility in the event the waivers were not successfully obtained. Consequently, the Company did not reclassify the debt outstanding under the credit facilities as a current liability. As of June 1, 1998, the Company obtained waivers for $160.0 million of $170.0 million of the debt which was in default and substituted HHI as the guarantor.

 8. COMMITMENTS AND CONTINGENCIES

     The Company leases certain of its principal facilities and certain machinery and equipment under operating lease arrangements. The future minimum annual rental commitments as of December 27, 1997 are as follows:

              FISCAL YEAR ENDING                 (IN THOUSANDS)
              ------------------                 --------------
1998...........................................     $10,602
1999...........................................       8,401
2000...........................................       5,261
2001...........................................       4,610
2002...........................................       1,735
Later years....................................       8,556
                                                    -------
  Total........................................     $39,165
                                                    =======

     The above commitments extend through fiscal year 2016. Rental expense was approximately $12.0 million for the year ended March 30, 1996, $8.9 million for the nine months ended December 28, 1996 and $10.7 million for the year ended December 27, 1997.

LEGAL PROCEEDINGS

     The Company currently is involved in a dispute with StorMedia Incorporated ("StorMedia"), which arises out of an agreement among the Company, StorMedia and HEI which became effective on November 17, 1995 (the "StorMedia Agreement"). Pursuant to the StorMedia Agreement, StorMedia agreed to supply disk media to the Company. StorMedia's disk media did not meet the Company's specifications and functional requirements as required by the StorMedia Agreement and the Company ultimately terminated the StorMedia Agreement. After a class action securities lawsuit was filed against StorMedia by certain of its shareholders in September 1996 which alleged, in part, that StorMedia failed to perform under the StorMedia Agreement, StorMedia sued HEI, Mong Hun Chung (HEI's chairman), Dr. Chong Sup Park (HEA's President and the individual who signed the StorMedia Agreement on behalf of the Company) and K.S. Yoo (the individual who signed the StorMedia Agreement on behalf of HEI) (collectively the " Original Defendants") in the U.S. District Court for the Northern District of California (the "Federal Suit"). In the Federal Suit, StorMedia alleged that at the time HEI entered into the StorMedia Agreement, it knew that it would not and could not purchase the volume of products which it committed to purchase, and that failure to do so caused damages to StorMedia in excess of $206 million.

     In December 1996, the Company filed a complaint against StorMedia and William Almon (StorMedia's Chairman and Chief Executive Officer) in a Colorado state court seeking approximately $100 million in damages and alleging, among other claims, breach of contract, breach of implied warranty of fitness and fraud under the StorMedia Agreement (the "Colorado Suit"). This proceeding was stayed pending resolution of the Federal Suit. The Federal Suit was permanently dismissed early in February 1998. On February 24, 1998,

StorMedia filed a new complaint in Santa Clara County Superior Court for the State of California for $206 million, alleging fraud and deceit against the Original Defendants and negligent misrepresentation against HEI and the Company (the "California Suit").

     The Company believes that it has meritorious defenses against the claims alleged by StorMedia and intends to defend itself vigorously. However, due to the nature of the litigation and because the pending lawsuits are in the very early pre-trial stages, the Company cannot determine the possible loss, if any, that may ultimately be incurred either in the context of a trial or as a result of a negotiated settlement. The litigation could result in significant diversion of time by the Company's technical personnel, as well as substantial expenditures for future legal fees. After consideration of the nature of the claims and facts relating to the litigation, including the results of preliminary discovery, the Company's management believes that the resolution of this matter will not have a material adverse effect on the Company's business, financial condition or results of operations. However, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that they will not have a material adverse effect on the Company's business, financial position and results of operations.

     The Company has been notified of certain other claims, including claims of patent infringement. While the ultimate outcome of these claims and the claims described above is not determinable, it is reasonably possible that resolution of these matters could have a material impact on the financial condition, results of operations or cash flows of the Company. No amounts related to any action have been accrued in the accompanying financial statements.

 9. RELATED PARTY TRANSACTIONS

     In January 1996, the Company became a wholly owned subsidiary of HEA. Subsequently, trading of Maxtor common stock on the NASDAQ National Market was suspended. Currently, there is no public market for the Company's equity securities. The Company's 5.75% convertible subordinated Debentures, due March 1, 2012, remain publicly traded.

     HEI has guaranteed certain debts of the Company (Note 7) and has committed to provide the financial support necessary for the Company to continue operations on an ongoing basis.

     Revenue and related cost of revenue from affiliates consists principally of product sales to HEI.

     The cost of revenue includes certain component parts purchased from MMC Technology, Inc., an affiliated company, amounting to $15.5 million during the year ended December 31, 1997 and $27.6 million during the three months ended March 28, 1998(unaudited).

10. STOCKHOLDERS' DEFICIT

PREFERRED STOCK

     The Company has one class of $0.01 par value preferred stock with 95,000,000 shares authorized, designated as Series A Preferred Stock. Each share of preferred stock is convertible, at the option of the holder, to shares of the Company's common stock on a two for one basis, subject to adjustment under certain circumstances pursuant to anti-dilution provisions. The preferred stock automatically converts to common stock upon the earlier of the time the consent of at least a majority of the outstanding Series A Preferred Stock subject to such conversion is obtained, or the closing of the sale of the Corporation's securities pursuant to a firm commitment, underwritten public offering. The holders of preferred shares are entitled to one vote for each share of common stock into which the preferred stock is convertible.

     Holders of Series A Preferred Stock are entitled to dividends, when and as declared by the Board of Directors, at an annual rate of $0.40 per share. Dividends are noncumulative, and to date, no dividends have been declared or paid by the Company.

     The Series A Preferred Stock has a liquidation preference of $6.70 per share, plus any declared but unpaid dividends on such shares.

     In June 1996, the Company entered into an exchange agreement with HEA whereby HEA exchanged 300 shares of Common Stock for 58,208,955 shares of Series A Preferred Stock. As of December 27, 1997, 88,059,701 shares of Series A Preferred Stock and 7,563 shares of Common Stock, were issued and outstanding. As of December 27, 1997 all outstanding shares of Series A Preferred Stock were held by HEA and all outstanding Common Stock, issued pursuant to the Corporation 1996 Stock Option Plan, were held by three individuals.

     At the time of the acquisition by HEA, the Company canceled its employee stock purchase plan and stockholder rights plan.

     On December 12, 1997 the Company entered into an exchange with HEA where HEA exchanged $200.0 million of debt for 29,850,746 shares of Series A Preferred Stock.

STOCK OPTIONS

     Effective as of the acquisition by HEA, the Company's 1988, 1992, 1995 Stock Option Plans and the 1986 and 1996 Outside Directors Stock Option Plans were terminated and were subsequently replaced by the 1996 Stock Option Plan ("the Plan"). The Plan was approved by the Board in May 1996 and provides for a maximum of 5,136,084 shares to be reserved for grants. Options under the Plan expire ten years from the date of grant. On February 25, 1998, the Board approved an additional one million common shares for issuance under the Plan.

     The Plan generally provides for non-qualified stock options and incentive stock options to be granted to eligible employees, consultants, affiliates and directors of the Company at a price not less than 85% of the fair market value at the date of grant, as determined by the Board. The Board or an executive committee appointed by the Board also approves other terms such as number of shares granted and exercisability thereof. Any person who is not an employee may be granted only a non-qualified stock option. Options granted under the Plan vest over a four-year period with 25% vesting of the first anniversary date of the vest date and 6.25% each quarter thereafter. The vesting schedule for new participants begins February 1, 1996 or hiring date, whichever is later.

     The Company has (i) the right to repurchase any vested shares at the greater of the exercise price or fair market value upon termination of service by the holder, and (ii) has a 90-day right of first refusal whereby the Company may repurchase all shares held by the holder on the same terms and at the same price as offered by a third party (the "Company's Repurchase Rights"). The holder must give the Company written notice prior to any proposed transfer.

     In the event that the Company has not completed an initial public offering ("IPO") within six months of the date it reaches an "IPO Trigger Date", the Company is required to purchase all the Common Stock acquired by participants under the Plan, if tendered, at fair market value (the "Pseudo-IPO Purchase"). The IPO trigger date is the date, on or before February 1, 2001, on which all of the following have occurred: (a) the Company has a positive net income for four consecutive quarters, (b) the fair market value of the Company as determined by an independent appraisal equals or exceeds $700.0 million, and (c) the Company receives the written opinion of a nationally recognized investment banking firm stating that the Company may undertake an underwritten IPO of the Company's common stock.

     The Company adopted an Amended and Restated 1996 Option Plan in February 1998 to remove the Pseudo-IPO Purchase, the repurchase rights and rights of first refusal, which had given rise to variable accounting, and offered and modified employee option agreements in April 1998 for the majority of employees which had previously held variable options to achieve fixed-award accounting. To comply with variable plan accounting, the Company recorded compensation expense related to the difference between the estimated fair market value of its stock as of March 28, 1998 (unaudited) and the stated value of the Company's options.

Compensation cost was reflected in accordance with Financial Accounting Standards Board Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

The following table summarizes option activity through March 28, 1998:

                                                                   OPTIONS OUTSTANDING
                                                    --------------------------------------------------
                                                                   PRICE PER SHARE
                                        SHARES                           AND
                                      AVAILABLE                   WEIGHTED AVERAGE        AGGREGATE
                                      FOR GRANT       SHARES       PRICE PER SHARE          VALUE
                                      ----------    ----------    -----------------    ---------------
                                                                                       (IN THOUSANDS)
Balance at March 25, 1995...........   1,590,256     3,076,483         $11.98              $36,833
Options granted.....................    (970,274)      970,273           9.50                9,226
Options exercised...................          --      (567,403)          8.36               (4,745)
Options canceled....................     496,431      (496,431)         11.12               (5,519)
Plan shares expired.................     (75,943)           --             --                   --
Options canceled due to
  acquisitions......................  (1,040,470)   (2,982,922)         12.00              (35,795)
                                      ----------    ----------         ------              -------
Balance at March 30, 1996...........          --            --             --                   --
Shares reserved.....................   5,136,084            --             --                   --
Options granted.....................  (4,661,099)    4,661,099           6.00               27,966
Option canceled.....................   1,108,349    (1,108,349)          6.00               (6,650)
                                      ----------    ----------         ------              -------
Balance at December 28, 1996........   1,583,334     3,552,750           6.00               21,316
Options granted.....................  (1,622,375)    1,622,375           6.00                9,735
Options exercised...................          --        (7,563)          6.00                  (46)
Option canceled.....................     759,645      (759,645)          6.00               (4,558)
                                      ----------    ----------         ------              -------
Balance at December 27, 1997........     720,604     4,407,917           6.00               26,447
Shares reserved (unaudited).........   1,000,000            --             --                   --
Options granted (unaudited).........    (302,340)      302,340           6.00                1,814
Options cancelled (unaudited).......      63,439       (63,439)          6.00                 (381)
                                      ----------    ----------         ------              -------
Balance at March 28, 1998
  (unaudited).......................   1,481,703     4,646,818         $ 6.00              $27,880
                                      ==========    ==========         ======              =======

     There were no shares vested as of March 30, 1996 and December 28, 1996 and 1,229,081 shares vested as of December 27, 1997 at a weighted average exercise price of $6.00. There were 7,563 shares outstanding subject to repurchase as of December 27, 1997 and no shares outstanding subject to repurchase as of March 30, 1996 and December 28, 1996. As of March 28, 1998, 1,669,871 shares were vested and there were 7,563 shares outstanding subject to repurchase
(unaudited).

     Under SFAS No. 123, the Company is required to calculate the pro forma fair market value of options granted and report the impact that would result from recording the compensation expense. Pro forma net loss for the nine months ended December 28, 1996 and the year ended December 27, 1997 is set forth in the table below. Comparable information for the year ended March 30, 1996 is not presented due to the termination of all formerly existing options pursuant to the January 1996 acquisition by HEA.

                                                    NINE MONTHS ENDED
                                                    DECEMBER 28, 1996
                                                 ------------------------
                                                 AS REPORTED    PRO FORMA
                                                 -----------    ---------
                                                      (IN THOUSANDS)
Net Loss.......................................   $256,326      $257,488

                                                        YEAR ENDED
                                                    DECEMBER 27, 1997
                                                 ------------------------
                                                 AS REPORTED    PRO FORMA
                                                 -----------    ---------
                                                      (IN THOUSANDS)
Net Loss.......................................   $109,891      $111,613

     The pro forma net loss disclosures made above are not necessarily representative of the effects on pro forma net income (loss) for future years as options granted typically vest over several years and additional option grants are expected to be made in future years.

     Pro forma compensation expense resulting from stock options is to be based upon fair value at the date of grant. To calculate this fair value, the Company has elected to apply the Black-Scholes pricing model which is one of the currently accepted models recognized by SFAS 123.

     To compute the estimated grant date fair market value of the Company's stock option grants for 1996 and 1997, the following weighted-average assumptions were used:

                                                         GROUP A    GROUP A    GROUP B    GROUP B
                                                          1996       1997       1996       1997
                                                         -------    -------    -------    -------
Risk-free interest rate................................    6.14%      5.69%      6.21%      6.02%
Weighted average expected life.........................  4 years    4 years    5 years    5 years

     No dividend yield and price volatility are assumed because the Company's equity securities are not traded publicly.

     The weighted average expected life was calculated based on the vesting period and the exercise behavior of each subgroup. Group A represents higher paid participants who tend to exercise prior to the vesting period to take advantage of tax laws, and Group B represents all other participants. The risk-free interest rate was calculated in accordance with the grant date and expected life calculated for each subgroup.

     The following table summarizes information for stock options outstanding at December 27, 1997:

             OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
----------------------------------------------   ----------------------
                         WEIGHTED
                          AVERAGE     WEIGHTED                 WEIGHTED
                         REMAINING    AVERAGE                  AVERAGE
EXERCISE    NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
 PRICE    OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
--------  -----------   -----------   --------   -----------   --------
$6.00      4,407,917       8.81        $6.00      1,229,081     $6.00

11. INCOME TAXES

     The provision for income taxes consists of the following:

                                                                     FISCAL PERIOD ENDED
                                                          -----------------------------------------
                                                          MARCH 30,    DECEMBER 28,    DECEMBER 27,
                                                            1996           1996            1997
                                                          ---------    ------------    ------------
                                                                       (IN THOUSANDS)
Current:
Foreign.................................................   $2,526         $1,124          $1,035
Deferred:
Foreign.................................................      300           (300)             --
                                                           ------         ------          ------
Total...................................................   $2,826         $  824          $1,035
                                                           ======         ======          ======

     The provision for income taxes differs from the amount computed by applying the U.S. statutory rate of 35% to the loss before income taxes for the twelve months ended March 30, 1996, the nine months ended December 28, 1996, and the twelve months ended December 27, 1997. The principal reasons for this difference are as follows:

                                                                     FISCAL PERIOD ENDED
                                                          -----------------------------------------
                                                          MARCH 30,    DECEMBER 28,    DECEMBER 27,
                                                            1996           1996            1997
                                                          ---------    ------------    ------------
                                                                       (IN THOUSANDS)
Tax benefit at U.S. statutory rate......................  $(41,982)      $(89,442)       $(38,100)
Tax savings from foreign operations.....................   (30,757)       (27,104)        (63,487)
Repatriated foreign earnings absorbed by current year
  losses................................................    11,624             --              --
U.S. loss providing current tax benefit.................    27,325         52,722         100,748
Valuation of temporary differences......................    36,550         64,492           2,361
Other...................................................        66            156            (487)
                                                          --------       --------        --------
Total...................................................  $  2,826       $    824        $  1,035
                                                          ========       ========        ========

     Deferred income taxes reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

                                                     DECEMBER 28,    DECEMBER 27,
                                                         1996            1997
                                                     ------------    ------------
Deferred tax assets:
Inventory reserves and accruals....................  $     16,211     $   8,975
Depreciation.......................................         5,423         6,149
Sales related reserves.............................        10,836        11,006
Net operating loss carryforwards...................       152,519       218,718
Tax credit carryforwards...........................        18,252        19,335
Capitalized research and development...............        77,466       102,049
Notes receivable reserve...........................         7,561         1,220
Other..............................................         2,496        10,965
                                                     ------------     ---------
Total deferred tax assets..........................       290,764       378,417
Valuation allowance for deferred tax assets........      (251,464)     (289,832)
                                                     ------------     ---------
Net deferred tax assets............................  $     39,300     $  88,585
                                                     ============     =========
Deferred tax liabilities:
Unremitted earnings of certain foreign entities....  $     39,300     $  88,585
                                                     ------------     ---------
Total deferred tax liabilities.....................  $     39,300     $  88,585
                                                     ============     =========

     Pre-tax income from foreign operations was approximately $95.9 million, $79.0 million and $86.0 million for the twelve months ended March 30, 1996, nine months ended December 28, 1996 and twelve months ended December 27, 1997, respectively. The Company currently enjoys a tax holiday for its operations in Singapore that has been extended until June 30, 2003.

     During the year ended December 27, 1997, the valuation allowance for deferred tax assets increased by $38.4 million.

     At December 27, 1997, for federal income tax purposes, the Company had net operating loss carryforwards of $616.7 million and tax credit carryforwards of approximately $18.8 million which will expire beginning in fiscal year 1999. Certain changes in stock ownership can result in a limitation on the amount of net operating loss and tax credit carryovers that can be utilized each year. The Company determined it had undergone such an ownership change. Consequently, utilization of approximately $253.0 million of net operating loss carryforwards and the deduction equivalent of approximately $18.3 million of tax credit carryforwards will be limited to approximately $22.4 million per year.

     The acquisition of the Company by HEA resulted in the Company becoming part of the HEA consolidated group for federal income tax purposes during January 1996. As a member of the HEA consolidated group, the Company is subject to a tax allocation agreement. For financial reporting purposes, however, Company's tax loss has been computed on a separate tax return basis, and, as such, Company has not recorded any tax benefit in its financial statements for the amount of the net operating loss included in the HEA consolidated income tax return.

12. NET LOSS PER SHARE:

     In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted net (loss) per share calculations is provided as follows (in thousands, except share and per share amounts):

                                 YEAR ENDED      NINE MONTHS ENDED     YEAR ENDED      THREE MONTHS
                                  MARCH 30,        DECEMBER 28,       DECEMBER 27,         ENDED
                                    1996               1996               1997        MARCH 28, 1998
                                -------------    -----------------    ------------    ---------------
                                                                                        (UNAUDITED)
NUMERATOR -- BASIC AND DILUTED
Net loss......................  $    (122,765)       $(256,326)       $  (109,891)      $  (10,319)
                                =============        =========        ===========       ==========
Net loss available to common
  stockholders................  $    (122,765)       $ 256,326)       $  (109,891)      $  (10,319)
                                =============        =========        ===========       ==========
DENOMINATOR
Basic weighted average common
  shares outstanding..........     20,677,000               --              1,891            7,563
Effect of dilutive
  securities..................             --               --                 --               --
                                -------------        ---------        -----------       ----------
Diluted weighted average
  common shares...............     20,677,000               --              1,891            7,563
                                =============        =========        ===========       ==========
Basic and diluted net loss per
  share (See Note 1)..........  $       (5.94)       $      --        $(58,112.64)      $(1,364.41)
                                =============        =========        ===========       ==========

     The following contingently issuable shares are excluded in the calculation of diluted shares outstanding as their effects would be antidilutive:

                                 YEAR ENDED    NINE MONTHS ENDED     YEAR ENDED     THREE MONTHS ENDED
                                 MARCH 30,       DECEMBER 28,       DECEMBER 27,        MARCH 28,
                                    1996             1996               1997               1998
                                 ----------    -----------------    ------------    ------------------
                                                                                       (UNAUDITED)
Stock options..................          --        3,552,000          4,408,000          4,647,000
Convertible subordinated
  debentures...................   1,250,000        1,250,000          1,250,000          1,188,000
Convertible preferred stock....          --       29,104,000         60,697,000         88,060,000

13. EMPLOYEE BENEFIT PLAN:

     The Company maintains a retirement and deferred savings plan for its employees (the "401(k) Plan") that is intended to qualify as a tax-qualified plan under the Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (up to a statutory limit). Under the 401(k) Plan, the Company may make discretionary contributions. The Company's contributions to the 401(k) Plan for the fiscal periods ended March 30, 1996 and December 28, 1996 and December 27, 1997 were $600,000, $1.2 million, and $1.6 million, respectively.

14. SUBSEQUENT EVENTS:

  Reverse Stock Split

     On May 29, 1998, the Company's Board of Directors approved a one-for-two reverse split of the Company's outstanding common stock, which will be made effective upon the Company's filing of an amended and restated certificate of incorporation in Delaware. All references in the financial statements to the number of the Company's common shares and price per share amounts, as well as the conversion ratio of preferred shares, have been retroactively restated to reflect the reverse split. The Board of Directors also approved the increase of the Company's authorized common stock to 250,000,000 shares.

  Debt Waivers

     On June 2, 1998, the Company received waivers of default from various lenders regarding an aggregate of $160.0 million of $170.0 million in borrowings subject to guarantees by HEI (Note 7). In exchange for the waivers, the Company substituted Hyundai Heavy Industries, Inc. (HHI) for HEI as the guarantor.

  1998 Restricted Stock Plan (unaudited)

     On May 29, 1998, the Company adopted the 1998 Restricted Stock Plan which provides for awards of shares of common stock to employees. Restricted stock awarded under this plan vests three years from the date of grant and are subject to forfeiture in the event of termination of employment with the Company. The Company has granted 390,000 shares of common stock under this plan.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Maxtor Corporation:

     We have audited the consolidated financial statements and the financial statement schedule of Maxtor Corporation (a subsidiary of Hyundai Electronics America) listed in the index on page F-1 of this Form S-1 as of December 28, 1996 and December 27, 1997, and for the nine month period ended December 28, 1996 and the year ended December 27, 1997. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxtor Corporation as of December 28, 1996 and December 27, 1997, and the consolidated results of its operations and its cash flows for the nine month period ended December 28, 1996 and the year ended December 27, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

     As discussed in Note 1 to the financial statements, the Company's ultimate parent, Hyundai Electronics Industries, Co., LTD., (HEI) is located in the Republic of Korea. The Republic of Korea has recently experienced volatility in its currency and interest rates which have affected the operations of most Korean companies, including HEI. HEI has provided certain financial support to the Company in the past and is a guarantor of the Company's debt.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
February 3, 1998, except for
Notes 7 and 10 for which
the date is April 9, 1998
Note 14, and the ninth
paragraphs of Notes 1 and 7,
for which date is June 3, 1998.

     The accompanying consolidated financial statements give effect to a reverse stock split on a one-for-two basis of the Company's common stock which will occur upon filing of an amended and restated certificate of incorporation in Delaware. The above opinion is in the form which will be signed by Coopers & Lybrand L.L.P. upon completion of such reverse stock split described in Note 14 of notes to consolidated financial statements and assuming that from the date of June 3, 1998 to the date of such completion of such filing, no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Stockholders
Maxtor Corporation

We have audited the accompanying consolidated statements of operations, stockholders' equity (deficit) and cash flows of Maxtor Corporation (a wholly-owned subsidiary of Hyundai Electronics America) for the year ended March 30, 1996. Our audit also included the financial statement schedule for the year ended March 30, 1996 listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Maxtor Corporation for the year ended March 30, 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended March 30, 1996, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                          /s/ ERNST & YOUNG LLP

San Jose, California
April 25, 1996
except for the first paragraph of the
"Subsequent Event" note
as to which this date is June 3, 1998

The foregoing report is in the form that will be signed upon effectiveness of the 1 for 2 reverse stock split described in Note 14 to the consolidated financial statements.

                                          /s/ ERNST & YOUNG LLP

San Jose, California
June 4, 1998

======================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
The Company...........................   25
Relationship Between the Company and
  Hyundai.............................   26
Use of Proceeds.......................   32
Dividend Policy.......................   32
Capitalization........................   33
Dilution..............................   34
Selected Consolidated Financial
  Data................................   35
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   36
Business..............................   52
Management............................   66
Certain Transactions..................   75
Principal and Selling Stockholders....   78
Description of Capital Stock..........   79
Shares Eligible for Future Sale.......   84
Certain United States Tax Consequences
  to Holders of Common Stock..........   85
Underwriting..........................   88
Legal Matters.........................   91
Experts...............................   91
Additional Information................   91
Glossary..............................   93
Index to Consolidated Financial
  Statements..........................  F-1

                               ------------------

Until             , 1998 (25 days after the commencement of the offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
======================================================
======================================================

                                                  SHARES

                               MAXTOR CORPORATION

                                  COMMON STOCK

                                 [MAXTOR LOGO]
                                  ------------

                                   PROSPECTUS
                                            , 1998
                                  ------------
                              SALOMON SMITH BARNEY
                               HAMBRECHT & QUIST
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                      REPRESENTATIVES OF THE UNDERWRITERS

======================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]
PROSPECTUS      SUBJECT TO COMPLETION, DATED             , 1998
                                                  SHARES

                                      LOGO
                                  COMMON STOCK

    Of the              shares of Common Stock, par value $0.01 per share (the
"Common Stock") of Maxtor Corporation ("Maxtor" or the "Company") offered
hereby,              shares are being offered by the U.S. Underwriters (as
defined) in the United States and Canada (the "U.S. Offering") and shares are being offered by the International Underwriters (as defined) in a concurrent offering outside the United States and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively the "Underwriters"). The initial public offering price and the aggregate underwriting discount per share will be identical for the U.S. Offering and the International Offering. The closing of the International Offering is conditioned upon the closing of the U.S. Offering and vice versa. See "Underwriting."

    Of the              shares of the Common Stock offered hereby,
shares are being sold by the Company and              shares are being sold by
Hyundai Electronics America ("HEA" or the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares of Common Stock by HEA. Upon completion of the Offerings, HEA, which is a majority-owned subsidiary of Hyundai Electronics Industries Co., Ltd. ("HEI"), a corporation organized under the laws of the Republic of Korea,
will own approximately   % (  % if the Underwriters' over-allotment options are
fully exercised) of the outstanding shares of the Common Stock. See "Risk Factors -- Control by and Dependence on HEA."

    Prior to the Offerings, there has not been a public market for the Common Stock of the Company. It is currently estimated that the initial public offering
price will be between $         and $    per share. See "Underwriting" for
information relating to the factors to be considered in determining the initial public offering price. The Company intends to apply to have the Common Stock approved for quotation on the Nasdaq National Market under the proposed symbol
"             ."

     SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=====================================================================================================================
                                                         UNDERWRITING                                PROCEEDS TO
                                     PRICE TO           DISCOUNTS AND          PROCEEDS TO             SELLING
                                      PUBLIC            COMMISSIONS(1)          COMPANY(2)           STOCKHOLDER
---------------------------------------------------------------------------------------------------------------------
Per Share                               $                     $                     $                     $
---------------------------------------------------------------------------------------------------------------------
Total(3)                                $                     $                     $                     $
=====================================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses estimated at $         , payable by the Company.

(3) The Company and the Selling Stockholders have granted the U.S. Underwriters and the International Underwriter, 30-day options to purchase up to
                 and              additional shares of Common Stock,
    respectively, solely to cover over-allotment, if any. If such options are exercised in full, the total Price to Public, Underwriting, Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholder will be
    $         , $         ,          , and $         , respectively.
                            ------------------------

    The shares of Common Stock are being offered by the several International Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
                 , 1998, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.
                            ------------------------
SALOMON SMITH BARNEY INTERNATIONAL
        HAMBRECHT & QUIST
                 LEHMAN BROTHERS
                          MERRILL LYNCH INTERNATIONAL
                                  NATIONSBANC MONTGOMERY SECURITIES LLC

               , 1998

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the "International Underwriting Agreement") among the Company, the Selling Stockholder and each of the underwriters named below (the "International Underwriters"), for whom Smith Barney Inc., Hambrecht & Quist LLC, Lehman Brothers International (Europe), Merrill Lynch International and NationsBanc Montgomery Securities LLC are acting as representatives (the "International Representatives"), the Company and the Selling Stockholder have agreed to sell to each of the International Underwriters and each of the International Underwriters has severally agreed to purchase from the Company and the Selling Stockholder the aggregate number of shares of Common Stock set forth opposite its name in the table below.

                                                          NUMBER OF
                                                            COMMON
              INTERNATIONAL UNDERWRITERS                    STOCK
              --------------------------                 ------------
Smith Barney Inc.......................................
Hambrecht & Quist LLC..................................
Lehman Brothers International (Europe).................
Merrill Lynch International............................
NationsBanc Montgomery Securities LLC..................
[Other International Underwriters].....................
                                                          ---------
          Total........................................
                                                          =========

     The International Underwriting Agreement provides that the obligations of the International Underwriters to purchase the shares of Common Stock listed above are subject to certain conditions set forth therein. The International Underwriters are committed to purchase all of the shares of Common Stock agreed to be purchased by the International Underwriters pursuant to the International Underwriting Agreement (other than those covered by the over-allotment options described below), if any shares of Common Stock are purchased. In the event of default by any International Underwriter, the International Underwriting Agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting International Underwriters may be increased or the International Underwriting Agreement may be terminated.

     The International Representatives have advised the Company and the Selling Stockholder that the International Underwriters propose initially to offer such shares of Common Stock to the public at the initial public offering price thereof set forth on the cover page of this Prospectus, and to certain dealers at such price less a discount not in excess of $. per share. The International Underwriters may allow, and such dealers may reallow, a discount not in excess of $. per share on sales to certain other dealers. After the initial public offering of the shares of Common Stock, the public offering price and such discounts may be changed.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

     The Company and the Selling Stockholder also have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the U.S. Underwriters named therein, for whom Smith Barney Inc., Hambrecht & Quist LLC, Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and NationsBanc Montgomery Securities LLC are acting as representatives (the "U.S. Representatives" and, together with the International Representatives, the "Representatives"), providing for the concurrent offer and sale of of the shares of Common Stock in the United States and Canada.

     The closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement, and the closing with respect to the sale of the shares of Common Stock pursuant to the U.S. Underwriting Agreement is a condition to the closing with respect to the sale of the shares of Common Stock pursuant to the International Underwriting Agreement. The initial public

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

offering price and underwriting discount per share of Common Stock for the International Offering and the U.S. Offering will be identical.

     Each International Underwriter has severally agreed that, as part of the distribution of the shares of Common Stock by the International Underwriters,
(i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus to any person in the United States or Canada, or to any United States or Canadian Person and (iii) any dealer to whom it may sell any shares of Common Stock will represent that it is not purchasing for the account of any United States or Canadian Person and agree that it will not offer or resell, directly or indirectly, any shares of Common Stock in the United States or Canada, or to any United States or Canadian Person or to any other dealer who does not so represent and agree.

     Each U.S. Underwriter has severally agreed that, as part of the
distribution of the                shares of Common Stock by the U.S.
Underwriters, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person, (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus relating to the U.S. Offering to any person outside of the United States or Canada, or to anyone other than a United States or Canadian Person and (iii) any dealer to whom it may sell any shares of Common Stock will represent that it is not purchasing for the account of anyone other than a United States or Canadian Person and agree that it will not offer or resell, directly or indirectly, any shares of Common Stock outside of the United States or Canada, or to anyone other than a United States or Canadian Person or to any other dealer who does not so represent and agree.

     The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States or Canadian Persons" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or of any political subdivision thereof, and any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of its source (other than a foreign branch of such entity) and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the initial public offering price thereof set forth on the cover page of this Prospectus, less an amount not greater than the concession to securities dealers set forth above. To the extent that there are sales between the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares of Common Stock initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

     Each International Underwriter has severally represented and agreed that
(i) it has not offered or sold and, prior to the expiration of six months from the closing of the International Offering, will not offer or sell any shares of Common Stock in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted in and will not result in an offer to the public within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

     The Company and the Selling Stockholder have granted to the International Underwriters and the U.S. Underwriters options to purchase up to an additional
               and                shares of Common Stock, respectively, at the
applicable price to the public less the applicable underwriting discount set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. Such options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent such options are exercised, each of the International Underwriters and the U.S. Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the percentage it was obligated to purchase pursuant to the International Underwriting Agreement or the U.S. Underwriting Agreement, as applicable.

     The Company has agreed with the Underwriters not to offer, pledge, sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any affiliate of the Company or any person in privity with the Company or any affiliate of the Company), directly or indirectly, or announce the offering of, any other shares of Common Stock or any securities or options convertible into, or exchangeable or exercisable for, shares of Common Stock for a period of 180 days following the date hereof without the prior written consent of Smith Barney Inc., subject to certain limited exceptions. In addition, each of the Company's officers, directors and stockholders has agreed with the Underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, or file a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date hereof unless with the prior written consent of Smith Barney Inc., subject to certain limited exceptions. Smith Barney Inc. currently does not intend to release any securities subject to such lock-up agreements, but may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

     The International Underwriting Agreement and the U.S. Underwriting Agreement provide that the Company and the Selling Stockholder will indemnify the several International Underwriters and U.S. Underwriters against certain liabilities under the Securities Act, or contribute to payments the International Underwriters and the U.S. Underwriters may be required to make in respect thereof.

     In connection with the Offerings, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing their market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offerings than they are committed to purchase from the Company and the Selling Stockholder, and in such case may purchase Common Stock following completion of the Offerings to cover all or a portion of such short position. The Underwriters may also cover
all or a portion of such short position, up to             shares of Common
Stock by exercising the Underwriters' over-allotment options referred to above. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offerings), for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offerings but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Underwriters do not intend to confirm sales in the Offerings to any accounts over which they exercise discretionary authority.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

     Prior to the Offerings, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the shares of Common Stock was determined by negotiation among the Company, the Selling Stockholder and the Representatives. Among the factors considered in determining the initial public offering price were the Company's record of operations, its current financial condition, its future prospects, the market for its services, the experience of management, the economic conditions of the Company's industry in general, the general condition of the equity securities market and the demand for similar securities of companies considered comparable to the Company and other relevant factors. There can be no assurance, however, that the prices at which the Common Stock will sell in the public market after the Offerings will not be lower than the price at which the shares of Common Stock are sold by the Underwriters.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich LLP, Palo Alto, California and for the Underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of Maxtor Corporation as of December 28, 1996 and December 27, 1997 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the nine months ended December 28, 1996 and for the year ended December 27, 1997 included in this Prospectus and registration statement, have been included herein in reliance on the report, which include an emphasis of a matter related to the Company's ultimate parent, Hyundai Electronics Industries, Co., Ltd., of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing. The consolidated statements of operations, stockholders' equity (deficit) and cash flows of the Company for the year ended March 30, 1996 included in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report, given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the financial statements and notes filed as a part thereof. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved. The Registration Statement, including the exhibits thereto and the financial statements and notes filed as a part thereof, as well as such reports and other information filed with the Commission, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048 upon payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. The reports and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W. Washington, D.C. 20006.

                 [ALTERNATE PAGES FOR INTERNATIONAL PROSPECTUS]

======================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               ------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    7
The Company...........................   25
Relationship Between the Company and
  Hyundai.............................   26
Use of Proceeds.......................   32
Dividend Policy.......................   32
Capitalization........................   33
Dilution..............................   34
Selected Consolidated Financial
  Data................................   35
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   36
Business..............................   52
Management............................   66
Certain Transactions..................   75
Principal and Selling Stockholders....   78
Description of Capital Stock..........   79
Shares Eligible for Future Sale.......   84
Certain United States Tax Consequences
  to Holders of Common Stock..........   85
Underwriting..........................   88
Legal Matters.........................   91
Experts...............................   91
Additional Information................   91
Glossary..............................   93
Index to Consolidated Financial
  Statements..........................  F-1

                               ------------------

Until             , 1998 (25 days after the commencement of the offering), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.
======================================================
======================================================

                                                  SHARES

                               MAXTOR CORPORATION

                                  COMMON STOCK

                                 [MAXTOR LOGO]
                                  ------------

                                   PROSPECTUS
                                            , 1998
                                  ------------

                              SALOMON SMITH BARNEY
                                 INTERNATIONAL

                               HAMBRECHT & QUIST

                                LEHMAN BROTHERS

                          MERRILL LYNCH INTERNATIONAL

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                      REPRESENTATIVES OF THE UNDERWRITERS

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions payable by the Registrant in connection with the sale of the Common Stock being registered. The Company is paying all of the expenses incurred on behalf of the Selling Stockholder (other than underwriting discounts and commissions). All amounts shown are estimates except for the registration fee and the NASD filing fee.

                                                              AMOUNT TO BE
                                                                  PAID
                                                              ------------
Registration fee............................................    $198,276
NASD filing fee.............................................      30,500
Nasdaq National Market application fee......................           *
Blue sky qualification fees and expenses....................      10,000
Printing and engraving expenses.............................     102,000
Legal fees and expenses.....................................           *
Accounting fees and expenses................................     225,000
Transfer agent and registrar fees...........................       8,000
Miscellaneous expenses......................................           *
                                                                --------
Total.......................................................    $      *
                                                                ========

---------------
  * To be supplied by amendment.

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Amended and Restated Certificate of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

     These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

     The Underwriting Agreements filed as Exhibit 1.1 to this Registration Statement provide for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since January 1994, the Company has sold and issued the following unregistered securities:

          (a) In February 1994, the Company sold an aggregate of 19,480,000 shares of the Company's Series A Common Stock to four Hyundai affiliated entities. The purchase price in this transaction was $7.70 per share of Series A Common Stock, resulting in aggregate proceeds of approximately $150 million.

          (b) [In January 1996, upon the merger of HEA with Maxtor, following assignment by Purchaser to HEA all pre-merger issued and outstanding shares of Maxtor were canceled and the Company issued 300 shares of Common Stock to HEI.]

          (c) In June 1996, the Company entered into an exchange agreement with HEA whereby HEA exchanged 300 shares of Common Stock for 58,208,955 shares of Series A Preferred Stock, $.001 par value.

          (d) In December 1997, the Company and HEA entered into a Debt Payment and Stock Purchase Agreement pursuant to which the Company issued 29,850,746 shares of the Company's Series A Preferred Stock to HEA as payment for the cancellation of $200 million owed to HEA by the Company. The price in this transaction was $6.70 per share of Series A Preferred Stock.

          (e) From December 1997 through March 1998, pursuant to the Plan, the Company issued an aggregate of 7,563 shares of the Common Stock to four stockholders for an aggregate of $45,375 and issued options to purchase an
     aggregate of                shares of Common Stock with an exercise price
     equal to the fair market value on the date of grant as determined by the
     Board to      optionholders.

     There were no underwriters employed in connection with any of the transactions set forth in Item 15.

     For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of Prospectus included herein.

     The issuances described in Items 15(a) through 15(d) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. Certain issuances described in Item 15(e) were deemed exempt from registration under the Securities Act in reliance on Section 4(2) or Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) EXHIBITS

     EXHIBIT
     NUMBER                         DESCRIPTION OF DOCUMENT
     -------                        -----------------------
      1.1         Form of U.S. Underwriting Agreement.++
      1.2         Form of International Underwriting Agreement.++
      3.1         Amended and Restated Certificate of Incorporation of
                  Registrant dated June 6, 1996.
      3.2         Amended and Restated Certificate of Incorporation of
                  Registrant dated           , 1998.++
      3.3         Amended and Restated Bylaws of Registrant dated June 6,
                  1996.
      3.4         Amended and Restated bylaws of Registrant dated           ,
                  1998.++
      4.1         Specimen certificate representing the Common Stock.++
      4.2         Stockholder Agreement.++
      5.1         Opinion of Gray Cary Ware & Freidenrich LLP.++
     10.1         Form of Indemnification Agreement between Registrant and
                  Registrant's directors and officers.
     10.2         Indenture dated as of March 1, 1987 between Registrant and
                  Security Pacific National Bank, as Trustee.

     EXHIBIT
     NUMBER                         DESCRIPTION OF DOCUMENT
     -------                        -----------------------
     10.3  (1)    Grant Agreement dated 25 October 1990 between the Industrial
                  Development Authority, Maxtor Ireland Limited and
                  Registrant.
     10.4  (3)    Security Agreement between Registrant and the CIT
                  Group/Equipment Financing, Inc., dated September 18, 1992.
     10.5  (3)    Deed of Priorities among Maxtor (Hong Kong) Limited,
                  Registrant and General Electric Capital Corporation, dated
                  September 25, 1992.
     10.6  (3)    Lease among Dares Developments (Woking) Limited, Maxtor
                  Europe Limited and Registrant, dated October 1992.
     10.7  (2)    Stock Purchase and Asset Acquisition Agreement among David
                  A. Eeg, Gene E. Bowles, Jr., CP Acquisition, L.P. No. 4A, CP
                  Acquisition, L.P. No. 4B, Capital Partners, Inc., FGS, Inc.,
                  Registrant, Storage Dimensions, Inc. and SDI Acquisition
                  Corporation, dated December 4, 1992.
     10.10 (5)    Lease Agreement for Premises Located at 1821 Lefthand
                  Circle, Suite D, between Registrant and Pratt Land Limited
                  Liability Company, dated October 19, 1994.
     10.11 (5)    Lease Agreement for Premises Located at 1841 Lefthand Circle
                  between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
     10.12 (5)    Lease Agreement for Premises Located at 1851 Lefthand Circle
                  between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
     10.13 (5)    Lease Agreement for Premises Located at 2121 Miller Drive
                  between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
     10.14 (5)    Lease Agreement for Premises Located at 2190 Miller Drive
                  between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
     10.15 (6)    Lease Agreement by and between 345 Partnership and
                  Registrant, dated February 24, 1995.
     10.16 (6)    Lease Agreement for Premises Located at 1900 Pike Road,
                  Suite A Longmont, CO, between Registrant as Tenant and Pratt
                  Land Limited Liability Company as Landlord, dated February
                  24, 1995.
     10.17 (6)    Lease Agreement for Premises Located at 2040 Miller Drive
                  Suite A, B, & C between Registrant as Tenant and Pratt Land
                  Limited Liability Company as Landlord, dated February 24,
                  1995.
     10.18 (6)    Manufacturing and Purchase Agreement by and Between
                  Registrant and Hyundai Electronics Industries Co., Ltd.,
                  dated April 27, 1995.
     10.19 (6)    Lease Agreement for Premises Located at 2040 Miller Drive,
                  Suites D, E, & F, Longmont, CO, between Registrant as Tenant and Pratt Management Company, LLC as Landlord.
     10.20 (7)    Memorandum of Understanding concerning Guarantee by Hyundai
                  Electronics Co., Ltd. of Credit Facility for Registrant,
                  dated July 17, 1995.
     10.21 (7)    Waiver to Financing Agreement among Registrant and The CIT
                  Group/Business Credit, Inc., dated August 2, 1995.
     10.22 (9)    Credit Agreement among Registrant and The Initial Lenders
                  and the Issuing Bank and Citibank, N.A., dated August 31,
                  1995.
     10.23 (9)    The Guaranty and Recourse Agreement among Registrant and
                  Hyundai Electronics Industries Co., Ltd., dated August 31,
                  1995.
     10.24 (9)    Waiver to Financing Agreement among Registrant and the CIT
                  Group/Business Credit, Inc., and Assignment Agreement among
                  Registrant, the CIT Group/Business Credit, Inc., and Finova
                  Capital Corporation, dated October 11, 1995.
     10.25 (9)    Amendment to the Financing Agreement among Registrant and
                  the CIT Group/ Business Credit, Inc., dated October 17,
                  1995.
     10.26 (10)   First Supplemental Indenture, dated as of January 11, 1996, between Registrant and State Street Bank and Trust Company.

     EXHIBIT
     NUMBER                         DESCRIPTION OF DOCUMENT
     -------                        -----------------------
     10.27 (10)   Credit Agreement, dated as of December 29, 1995 between
                  Registrant and Hyundai Electronics America.
     10.28 (12)   Maxtor Corporation 1996 Stock Option Plan.**
     10.29 (12)   Intercompany Loan Agreement, dated as of April 10, 1996,
                  between Registrant and Hyundai Electronics America.
     10.30 (12)   Receivables Purchase and Sale Agreement, dated as of March
                  30, 1996, among Registrant and Corporate Receivables
                  Corporation and Citicorp North America, Incorporated.
     10.31 (11)   Recapitalization Agreement among the Registrant,
                  International Manufacturing Services, Incorporated and
                  certain investors, dated as of May 21, 1996.
     10.32 (11)   Redemption Agreement between Registrant and International
                  Manufacturing Services, Incorporated, dated as of May 21,
                  1996.
     10.33 (11)   Manufacturing Services Agreement between Registrant and
                  International Manufacturing Services, Incorporated, dated
                  June 13, 1996.*
     10.34 (12)   Credit Facility, dated as of July 31, 1996, between
                  Registrant and Hyundai Electronics America.
     10.35 (13)   Exchange Agreement effective June 18, 1996, between Maxtor
                  Corporation and Hyundai Electronics America.
     10.36 (14)   364-Day Credit Agreement, dated August 29, 1996, among
                  Registrant, Citibank, N.A., and Syndicate Banks.
     10.37 (14)   Credit Agreement, dated August 29, 1996, among Registrant,
                  Citibank, N.A., and Syndicate Banks.
     10.38 (15)   Employment Agreement between Michael R. Cannon and
                  Registrant, dated June 17, 1996.**
     10.39 (15)   Employment Agreement between Paul J. Tufano and Registrant, dated July 12, 1996.**
     10.40 (15)   Employment Agreement between William Roach and Registrant, dated December 13, 1996.**
     10.41 (16)   Intercompany Loan Agreement, dated as of April 10, 1997,
                  between Registrant and Hyundai Electronics America.
     10.42 (17)   Debt Payment and Stock Purchase Agreement, dated as of
                  December 12, 1997, between Registrant and Hyundai
                  Electronics America.
     10.43 (17)   Amendment to August 29, 1996 364-Day Credit Agreement, dated
                  August 27, 1997, among Registrant, Citibank, N.A. and
                  Syndicate Banks.
     10.44        Employment Agreement between Philip Duncan and Registrant
                  dated July 15, 1996.**
     10.45        Receivables Purchase and Sale Agreement dated as of April 8,
                  1998, among Maxtor Receivables Corporation, Registrant,
                  Corporate Receivables Corporation, Citicorp North America
                  and Bankers Trust Company.
     10.46        Intercompany Loan Agreement dated as of April 10, 1998,
                  between Hyundai Electronics America and Registrant.
     10.47        Credit Agreement between Bank of America and Registrant
                  dated December 26, 1996.
     10.48        Employment Agreement between K.H. Teh and Registrant, dated
                  March 23, 1997.**
     10.49        Lease Agreement between Milpitas Oak Creek Delaware, Inc.
                  and Registrant dated as of February 23, 1998.
     10.50        Sublease Agreement, dated as of April 1, 1998, between
                  Registrant and Sony Electronics, Inc.++
     10.51        Business Agreement dated as of April 30, 1998, between
                  Registrant and Texas Instruments Incorporated.++

     EXHIBIT
     NUMBER                         DESCRIPTION OF DOCUMENT
     -------                        -----------------------
     10.52        Volume Purchase Agreement dated as of January 1, 1998,
                  between Registrant and Lucent Technologies, Inc.++
     10.53        Land Lease between Housing Development Board and Maxtor
                  Singapore Limited dated as of March 28, 1991.
     10.54        R/3 Software End-User Value License Agreement between SAP
                  Korea Ltd. and Hyundai Information Technology Co. Ltd. dated as of June 30, 1996.
     10.55        Sublicense Agreement between Hyundai Electronics Industries
                  Co., Ltd., and Maxtor Corporation dated as of January 1,
                  1996.
     10.56        Tax Allocation Agreement dated as of July 21, 1995 among
                  Hyundai Electronics America, registrant and certain other
                  subsidiaries.
     10.57 (8)    Agreement and Plan of Merger dated November 2, 1995 between
                  Registrant, Hyundai Electronics America and Hyundai
                  Acquisition, Inc.
     10.58        Tax Indemnification Agreement and Amendment to Tax
                  Allocation Agreement dated           , 1998.++
     10.59        Indemnity Agreement between HEI and Registrant dated
                            , 1998.++
     10.60        License Agreement between Registrant and HEI dated
                            , 1998.++
     10.61 (3)    Stock Purchase Agreement between Registrant and Hyundai
                  Electronics Industries Co., Ltd., Hyundai Heavy Industries
                  Co., Ltd., Hyundai Corporation, and Hyundai Merchant Marine
                  Co., Ltd., dated September 10, 1993.
     10.62        Purchase Agreement between Registrant and MMC.++
     10.63        1998 Restricted 1998 Stock Plan.++**
     10.64        Form of Change of Control Agreement.++**
     10.65        Amended and Restated 1996 Stock Option Plan.++**
     21.1         Subsidiaries of Registrant.
     23.1         Consent of Coopers & Lybrand L.L.P., Independent
                  Accountants.
     23.2         Consent of Ernst & Young LLP, Independent Auditors.
     23.3         Consent of Gray Cary Ware & Freidenrich, LLP.
     24.1         Power of Attorney (included on signature page).
     27.1         Financial Data Schedule (EDGAR filed version only).

---------------

  *  Confidential treatment has been requested for portions of this document

 **  Management contract, or compensatory plan or arrangement

  +  Previously filed.

 ++  To be filed by amendment.

 (1) Incorporated by reference to exhibits to Annual Report on Form 10-K effective June 25, 1992.

 (2) Incorporated by reference to exhibits of Form 8-K filed January 8, 1993

 (3) Incorporated by reference to exhibits to Annual Report on Form 10-K effective May 27, 1993

 (4) [Incorporated by reference to exhibits of Form 10-Q filed February 7, 1994]

 (5) Incorporated by reference to exhibits of Form 10-Q filed February 7, 1995

 (6) Incorporated by reference to exhibits to Annual Report on Form 10-K effective June 23, 1995

 (7) Incorporated by reference to exhibits of Form 10-Q filed August 14, 1995

 (8) Incorporated by reference to exhibit III of Schedule 14D-9 filed November 9, 1995

 (9) Incorporated by reference to exhibits of Form 10-Q filed November 14, 1996

(10) Incorporated by reference to exhibits of Form 10-Q filed February 14, 1996

(11) Incorporated by reference to exhibits of Form 8-K filed June 28, 1996

(12) Incorporated by reference to exhibits of Form 10-K filed July 1, 1996

(13) Incorporated by reference to exhibits of Form 10-Q filed August 13, 1996

(14) Incorporated by reference to exhibits of Form 8-K filed September 13, 1996

(15) Incorporated by reference to exhibits of Form 10-K filed March 26, 1997

(16) Incorporated by reference to exhibits of Form 10-Q filed May 12, 1997

(17) Incorporated by reference to exhibits of Form 10-K filed April 10, 1998

     (b) FINANCIAL STATEMENT SCHEDULES

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, County of Santa Clara, State of California, on the 5th day of June 1998.

                                          MAXTOR CORPORATION

                                          By:     /s/ MICHAEL R. CANNON
                                            ------------------------------------
                                            Michael R. Cannon
                                            President and Chief Executive
                                              Officer
                                            (Principal Executive Officer)

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dr. Chong Sup Park and Michael R. Cannon, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----

               /s/ DR. CHONG SUP PARK                         Chairman of the Board          June 5, 1998
-----------------------------------------------------
                 Dr. Chong Sup Park

                /s/ MICHAEL R. CANNON                       President, Chief Executive       June 5, 1998
-----------------------------------------------------          Officer and Director
                  Michael R. Cannon

                 /s/ PAUL J. TUFANO                       Vice President, Finance, Chief     June 5, 1998
-----------------------------------------------------    Financial Officer and Principal
                   Paul J. Tufano                               Accounting Officer

                 /s/ CHANG SEE CHUNG                                 Director                June 5, 1998
-----------------------------------------------------
                   Chang See Chung

                  /s/ CHARLES HILL                                   Director                June 5, 1998
-----------------------------------------------------
                    Charles Hill

                /s/ CHARLES F. CHRIST                                Director                June 5, 1998
-----------------------------------------------------
                  Charles F. Christ

                      SIGNATURE                                       TITLE                      DATE
                      ---------                                       -----                      ----

                    /s/ Y.H. KIM                                     Director                June 5, 1998
-----------------------------------------------------
                      Y.H. Kim

                 /s/ PHILIP S. PAUL                                  Director                June 5, 1998
-----------------------------------------------------
                   Philip S. Paul

                               MAXTOR CORPORATION

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                                 (IN THOUSANDS)

                                                             ADDITIONS CHARGED
                                           BALANCE AT             TO COST          DEDUCTIONS/      BALANCE AT
            PERIOD ENDED               BEGINNING OF PERIOD     AND EXPENSES      (RECOVERIES(1))   END OF PERIOD
            ------------               -------------------   -----------------   ---------------   -------------
March 30, 1996.......................        $3,850               $1,232             $ (114)          $5,196
December 28, 1996....................        $5,196               $1,355             $1,296           $5,255
December 27, 1997....................        $5,255               $1,000             $2,682           $3,573

---------------
(1) Uncollectible accounts written off, net of recoveries.

                                 EXHIBIT INDEX

     EXHIBIT
     NUMBER                         DESCRIPTION OF DOCUMENT
     -------                        -----------------------
      1.1         Form of U.S. Underwriting Agreement.++
      1.2         Form of International Underwriting Agreement.++
      3.1         Amended and Restated Certificate of Incorporation of
                  Registrant dated June 6, 1996.
      3.2         Amended and Restated Certificate of Incorporation of
                  Registrant dated           , 1998.++
      3.3         Amended and Restated Bylaws of Registrant dated June 6,
                  1996.
      3.4         Amended and Restated bylaws of Registrant dated           ,
                  1998.++
      4.1         Specimen certificate representing the Common Stock.++
      4.2         Stockholder Agreement.++
      5.1         Opinion of Gray Cary Ware & Freidenrich LLP.++
     10.1         Form of Indemnification Agreement between Registrant and
                  Registrant's directors and officers.
     10.2         Indenture dated as of March 1, 1987 between Registrant and
                  Security Pacific National Bank, as Trustee.
     10.3  (1)    Grant Agreement dated 25 October 1990 between the Industrial
                  Development Authority, Maxtor Ireland Limited and
                  Registrant.
     10.4  (3)    Security Agreement between Registrant and the CIT
                  Group/Equipment Financing, Inc., dated September 18, 1992.
     10.5  (3)    Deed of Priorities among Maxtor (Hong Kong) Limited,
                  Registrant and General Electric Capital Corporation, dated
                  September 25, 1992.
     10.6  (3)    Lease among Dares Developments (Woking) Limited, Maxtor
                  Europe Limited and Registrant, dated October 1992.
     10.7  (2)    Stock Purchase and Asset Acquisition Agreement among David
                  A. Eeg, Gene E. Bowles, Jr., CP Acquisition, L.P. No. 4A, CP
                  Acquisition, L.P. No. 4B, Capital Partners, Inc., FGS, Inc.,
                  Registrant, Storage Dimensions, Inc. and SDI Acquisition
                  Corporation, dated December 4, 1992.
     10.10 (5)    Lease Agreement for Premises Located at 1821 Lefthand
                  Circle, Suite D, between Registrant and Pratt Land Limited
                  Liability Company, dated October 19, 1994.
     10.11 (5)    Lease Agreement for Premises Located at 1841 Lefthand Circle
                  between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
     10.12 (5)    Lease Agreement for Premises Located at 1851 Lefthand Circle
                  between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
     10.13 (5)    Lease Agreement for Premises Located at 2121 Miller Drive
                  between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
     10.14 (5)    Lease Agreement for Premises Located at 2190 Miller Drive
                  between Registrant and Pratt Land Limited Liability Company, dated October 19, 1994.
     10.15 (6)    Lease Agreement by and between 345 Partnership and
                  Registrant, dated February 24, 1995.
     10.16 (6)    Lease Agreement for Premises Located at 1900 Pike Road,
                  Suite A Longmont, CO, between Registrant as Tenant and Pratt
                  Land Limited Liability Company as Landlord, dated February
                  24, 1995.
     10.17 (6)    Lease Agreement for Premises Located at 2040 Miller Drive
                  Suite A, B, & C between Registrant as Tenant and Pratt Land
                  Limited Liability Company as Landlord, dated February 24,
                  1995.

     EXHIBIT
     NUMBER                         DESCRIPTION OF DOCUMENT
     -------                        -----------------------
     10.18 (6)    Manufacturing and Purchase Agreement by and Between
                  Registrant and Hyundai Electronics Industries Co., Ltd.,
                  dated April 27, 1995.
     10.19 (6)    Lease Agreement for Premises Located at 2040 Miller Drive,
                  Suites D, E, & F, Longmont, CO, between Registrant as Tenant and Pratt Management Company, LLC as Landlord.
     10.20 (7)    Memorandum of Understanding concerning Guarantee by Hyundai
                  Electronics Co., Ltd. of Credit Facility for Registrant,
                  dated July 17, 1995.
     10.21 (7)    Waiver to Financing Agreement among Registrant and The CIT
                  Group/Business Credit, Inc., dated August 2, 1995.
     10.22 (9)    Credit Agreement among Registrant and The Initial Lenders
                  and the Issuing Bank and Citibank, N.A., dated August 31,
                  1995.
     10.23 (9)    The Guaranty and Recourse Agreement among Registrant and
                  Hyundai Electronics Industries Co., Ltd., dated August 31,
                  1995.
     10.24 (9)    Waiver to Financing Agreement among Registrant and the CIT
                  Group/Business Credit, Inc., and Assignment Agreement among
                  Registrant, the CIT Group/Business Credit, Inc., and Finova
                  Capital Corporation, dated October 11, 1995.
     10.25 (9)    Amendment to the Financing Agreement among Registrant and
                  the CIT Group/ Business Credit, Inc., dated October 17,
                  1995.
     10.26 (10)   First Supplemental Indenture, dated as of January 11, 1996, between Registrant and State Street Bank and Trust Company.
     10.27 (10)   Credit Agreement, dated as of December 29, 1995 between
                  Registrant and Hyundai Electronics America.
     10.28 (12)   Maxtor Corporation 1996 Stock Option Plan.**
     10.29 (12)   Intercompany Loan Agreement, dated as of April 10, 1996,
                  between Registrant and Hyundai Electronics America.
     10.30 (12)   Receivables Purchase and Sale Agreement, dated as of March
                  30, 1996, among Registrant and Corporate Receivables
                  Corporation and Citicorp North America, Incorporated.
     10.31 (11)   Recapitalization Agreement among the Registrant,
                  International Manufacturing Services, Incorporated and
                  certain investors, dated as of May 21, 1996.
     10.32 (11)   Redemption Agreement between Registrant and International
                  Manufacturing Services, Incorporated, dated as of May 21,
                  1996.
     10.33 (11)   Manufacturing Services Agreement between Registrant and
                  International Manufacturing Services, Incorporated, dated
                  June 13, 1996.
     10.34 (12)   Credit Facility, dated as of July 31, 1996, between
                  Registrant and Hyundai Electronics America.
     10.35 (13)   Exchange Agreement effective June 18, 1996, between Maxtor
                  Corporation and Hyundai Electronics America.
     10.36 (14)   364-Day Credit Agreement, dated August 29, 1996, among
                  Registrant, Citibank, N.A., and Syndicate Banks.
     10.37 (14)   Credit Agreement, dated August 29, 1996, among Registrant,
                  Citibank, N.A., and Syndicate Banks.
     10.38 (15)   Employment Agreement between Michael R. Cannon and
                  Registrant, dated June 17, 1996.**
     10.39 (15)   Employment Agreement between Paul J. Tufano and Registrant, dated July 12, 1996.**
     10.40 (15)   Employment Agreement between William Roach and Registrant, dated December 13, 1996.**

     EXHIBIT
     NUMBER                         DESCRIPTION OF DOCUMENT
     -------                        -----------------------
     10.41 (16)   Intercompany Loan Agreement, dated as of April 10, 1997,
                  between Registrant and Hyundai Electronics America.
     10.42 (17)   Debt Payment and Stock Purchase Agreement, dated as of
                  December 12, 1997, between Registrant and Hyundai
                  Electronics America.
     10.43 (17)   Amendment to August 29, 1996 364-Day Credit Agreement, dated
                  August 27, 1997, among Registrant, Citibank, N.A. and
                  Syndicate Banks.
     10.44        Employment Agreement between Philip Duncan and Registrant
                  dated July 15, 1996.**
     10.45        Receivables Purchase and Sale Agreement dated as of April 8,
                  1998, among Maxtor Receivables Corporation, Registrant,
                  Corporate Receivables Corporation, Citicorp North America
                  and Bankers Trust Company.
     10.46        Intercompany Loan Agreement dated as of April 10, 1998,
                  between Hyundai Electronics America and Registrant.
     10.47        Credit Agreement between Bank of America and Registrant
                  dated December 26, 1996.
     10.48        Employment Agreement between K.H. Teh and Registrant, dated
                  March 23, 1997.**
     10.49        Lease Agreement between Milpitas Oak Creek Delaware, Inc.
                  and Registrant dated as of February 23, 1998.
     10.50        Sublease Agreement, dated as of April 1, 1998, between
                  Registrant and Sony Electronics, Inc.++
     10.51        Business Agreement dated as of April 30, 1998, between
                  Registrant and Texas Instruments Incorporated.++
     10.52        Volume Purchase Agreement dated as of January 1, 1998,
                  between Registrant and Lucent Technologies, Inc.++
     10.53        Land Lease between Housing Development Board and Maxtor
                  Singapore Limited dated as of March 28, 1991.
     10.54        R/3 Software End-User Value License Agreement between SAP
                  Korea Ltd. and Hyundai Information Technology Co. Ltd. dated as of June 30, 1996.
     10.55        Sublicense Agreement between Hyundai Electronics Industries
                  Co., Ltd., and Maxtor Corporation dated as of January 1,
                  1996.
     10.56        Tax Allocation Agreement dated as of July 21, 1995 among
                  Hyundai Electronics America, registrant and certain other
                  subsidiaries.
     10.57 (8)    Agreement and Plan of Merger dated November 2, 1995 between
                  Registrant, Hyundai Electronics America and Hyundai
                  Acquisition, Inc.
     10.58        Tax Indemnification Agreement and Amendment to Tax
                  Allocation Agreement dated           , 1998.++
     10.59        Indemnity Agreement between HEI and Registrant dated
                            , 1998.++
     10.60        License Agreement between Registrant and HEI dated
                            , 1998.++
     10.61 (3)    Stock Purchase Agreement between Registrant and Hyundai
                  Electronics Industries Co., Ltd., Hyundai Heavy Industries
                  Co., Ltd., Hyundai Corporation, and Hyundai Merchant Marine
                  Co., Ltd., dated September 10, 1993.
     10.62        Purchase Agreement between Registrant and MMC.++
     10.63        1998 Restricted 1998 Stock Plan.++**
     10.64        Form of Change of Control Agreement.++**
     10.65        Amended and Restated 1996 Stock Option Plan.++**
     21.1         Subsidiaries of Registrant.
     23.1         Consent of Coopers & Lybrand L.L.P., Independent
                  Accountants.
     23.2         Consent of Ernst & Young LLP, Independent Auditors.
     23.3         Consent of Gray Cary Ware & Freidenrich, LLP.

     EXHIBIT
     NUMBER                         DESCRIPTION OF DOCUMENT
     -------                        -----------------------
     24.1         Power of Attorney (included on signature page).
     27.1         Financial Data Schedule (EDGAR filed version only).

---------------

  *  Confidential treatment has been requested for portions of this document

 **  Management contract, or compensatory plan or arrangement

  +  Previously filed.

 ++  To be filed by amendment.

 (1) Incorporated by reference to exhibits to Annual Report on Form 10-K effective June 25, 1992.

 (2) Incorporated by reference to exhibits of Form 8-K filed January 8, 1993

 (3) Incorporated by reference to exhibits to Annual Report on Form 10-K effective May 27, 1993

 (4) [Incorporated by reference to exhibits of Form 10-Q filed February 7, 1994]

 (5) Incorporated by reference to exhibits of Form 10-Q filed February 7, 1995

 (6) Incorporated by reference to exhibits to Annual Report on Form 10-K effective June 23, 1995

 (7) Incorporated by reference to exhibits of Form 10-Q filed August 14, 1995

 (8) Incorporated by reference to exhibit III of Schedule 14D-9 filed November 9, 1995

 (9) Incorporated by reference to exhibits of Form 10-Q filed November 14, 1996

(10) Incorporated by reference to exhibits of Form 10-Q filed February 14, 1996

(11) Incorporated by reference to exhibits of Form 8-K filed June 28, 1996

(12) Incorporated by reference to exhibits of Form 10-K filed July 1, 1996

(13) Incorporated by reference to exhibits of Form 10-Q filed August 13, 1996

(14) Incorporated by reference to exhibits of Form 8-K filed September 13, 1996

(15) Incorporated by reference to exhibits of Form 10-K filed March 26, 1997

(16) Incorporated by reference to exhibits of Form 10-Q filed May 12, 1997

(17) Incorporated by reference to exhibits of Form 10-K filed April 10, 1998